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03007880

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Santos

*CURRENT ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/1/03



Santos



Santos

Annual Report 2002

THE ENERGY

THAT DRIVES US FORWARD...



Santos







Santos Ltd ABN 80 007 550 923

Inside...



Section of Moomba plant, South Australia.

PROFIT

$322

MILLION



Martin Rieck, Pastoralist, Merty Merty Station, Cooper Basin region.

RECORD PRODUCTION

↑3%





Tony Dean, Instrument/Electrical Technician, and Peter ODowd, Production Operator, installing solar powered air compressor, Tirrawarra, South Australia.



Joanne Bay, Graduate Engineer.



Offshore drilling rig on Exeter oil field, Carnarvon Basin, Western Australia.

...IS BUILDING VALUE FOR ALL OUR STAKEHOLDERS.



Left: Peter Crafter, State Manager, JB Were, and Santos shareholder, with daughter Jessie.

Right: Signing of contracts to supply Cooper Basin gas to AGL, December 2002.


AGL

Section of Scotia coal seam methane plant, eastern Queensland.



RESERVE REPLACEMENT

119%

106

mmboe



Left: Wellhead platform construction, Bayu-Undan liquids project, Timor Sea. Photograph courtesy of ConocoPhillips Australia Pty Ltd

Right: Alphonse Anthony, Violinist, Adelaide Symphony Orchestra. Santos is the principal partner of the Adelaide Symphony Orchestra.



HIGHLIGHTS AND OVERVIEW
MEASURING PERFORMANCE

A STRONG BASE BUSINESS

- Sales revenue of $1,478.4 million.
- EBITDA of $1,084.4 million exceeded $1 billion for the third year in a row.
- Operating profit of $392.3 million before exploration write-offs.
- Total dividends of 30 cents per share, fully franked.
- 13.1% return on average ordinary shareholders' equity.
- Record production of 57.3 million boe converted into record sales volumes of 56.8 million boe.
- Record sales gas and ethane production volumes of 231 PJ.

DEMONSTRATED CAPACITY TO GROW

- Low gearing of 29% – net debt/(net debt plus equity).
- Cash flow from operating activities increased by 14.5% to $820.8 million.
- Production costs of $7.31 per boe.

IDENTIFIED GROWTH OPTIONS

- Strong exploration performance with three new major fields discovered.
- 106 million boe mean resource potential discovered through exploration.
- Proven (1P) reserves replacement of 119%.
- Acquisition of Esenjay in the USA and a 20% working interest in Patricia Baleen gas project in Victoria.
- 620 PJ (gross) of new gas contracts including long-term agreements with AGL and PT Indonesia Power.

	2002	2001
Sales ($million)	1,478.4	1,459.7
Operating profit before tax ($million)	493.3	627.6
Operating profit after tax ($million)	322.1	445.9
Cash flow from operations ($million)	820.8	716.8
Earnings per share	51.2 cents	72.9 cents
Ordinary dividends per share	30 cents	30 cents
Cash flow per share	141.3 cents	117.1 cents
Total shareholders' funds ($million)	2,863.9	2,726.6
Return on average ordinary equity	13.1%	19.0%
Return on average capital employed	9.0%	14.1%
Net debt/(Net debt plus equity)	28.9%	28.0%
Net interest cover	8.1 times	9.7 times

DIVIDENDS PER SHARE



100
80
60
40
20
0
cents
80
73
51
10
30
23
30
30
2000
2001
2002
Earnings per share
Ordinary dividend
Special dividend/share buy-back

SOLID SHAREHOLDER RETURNS

During 2002, Santos delivered a total shareholder return of 2.1%, outperforming most other energy investments in Australia. Santos also outperformed the ASX 200 index (by 11%) and the US Oil Producers' index.

PRODUCTION BY PRODUCT



60
50
40
30
20
10
0
mmboe
56.0
55.7
57.3
2000
2001
2002
Sales gas & ethane
Crude oil
Condensate
LPG

RECORD PRODUCTION

2002 production was a record 57.3 million boe. The Company achieved record sales gas and ethane production of 231 PJ.

OPERATING CASH FLOW


1,500
1,000
500
0
$million
1,023
717
821
2000
2001
2002

GROWTH THROUGH INCREASED CASH FLOW

Operating cash flow increased by 14.5% to $820.8 million. Cash flow per share increased from $1.17 to $1.41.

NET PROFIT AFTER TAX


600
500
400
300
200
100
0
$million
487
446
322
2000
2001
2002

UNDERLYING PROFIT STRENGTH

Santos' underlying profit remained strong at $392.3 million, before $70.2 million (after tax) of exploration write-offs. After the write-offs, Santos generated net profit after tax of $322.1 million.

RETURN ON ORDINARY EQUITY


25
20
15
10
5
0
per cent
100
80
60
40
20
0
cents per share
80
73
51
22.3%
19.0%
13.1%
2000
2001
2002
Earnings per share
Return on ordinary equity

RETURN ON ORDINARY EQUITY

The return on ordinary equity was 13.1%. The return on capital employed was 9.0%. The lower result can largely be attributed to exploration write-offs.

SALES REVENUE


1,600
1,400
1,200
1,000
800
600
400
200
0
$million
1,497
1,460
1,478
2000
2001
2002
Sales gas & ethane
Crude oil
Condensate
LPG

SALES REVENUE NEAR RECORD LEVEL

Sales revenue was $1,478.4 million, $18.7 million (1.3%) higher than 2001 due to a 1.7 million boe increase in sales volumes.

FINANCIAL STRENGTH


1,500
1,125
750
375
0
$million
80
60
40
20
0
per cent
867
1,061
1,163
27%
28%
29%
2000
2001
2002
Gearing
Net debt

MAINTAINING BALANCE SHEET CAPACITY

Gearing, calculated as net debt/(net debt plus equity), remained stable at 29%.

TOTAL RECORDABLE CASE FREQUENCY RATE


10
8
6
4
2
0
TRCFR (per million hours worked)
8.0
8.8
9.0
2000
2001
2002

COMMITMENT TO SAFETY

The Company's total recordable case frequency rate (the combined rate for Santos employees and contractors) rose slightly to 9.0. Employee performance improved. The management of contractor health and safety will continue to be a key focus in 2003.

CHAIRMAN'S REVIEW

Solid results reflecting the disciplined implementation of our strategy.



Dear Shareholder,

I am pleased to report a period of strong expansion for Santos in 2002.

This growth, underpinned by clear strategic goals, enabled Santos to enhance its position as a major Australian oil and gas producer and has strengthened our platform for future growth.

Significantly, our exploration and commercialisation success in 2002 – combined with acquisitions and increased acreage ownership – represent further progress in line with the clear goals outlined in our strategy released in May 2001.

We achieved record production and sales volumes for the year and our sales revenue was the second highest annual revenue for Santos since its formation nearly 50 years ago.

Our latest production increase means Santos has, over the past 10 years, achieved a compounding average production growth rate of 5% as we add new sources of production to our core Cooper Basin asset.

Santos' underlying earnings performance remained solid, delivering a profit of $392.3 million before exploration write-offs (after tax).

After closely reviewing our portfolio, the Board took the prudent decision to write-off some of our capitalised exploration expenditure, resulting in an after-tax write-off of $70.2 million and a net profit after tax and write-offs of $322.1 million.

Cash flow from operating activities after interest and tax increased by 14.5% to $820.8 million ($1.41 per share) for the full year.

The solid underlying profit and improved cash flow enabled Directors to declare a total dividend of 30 cents per share for the full year, including a 15 cents per share final dividend. Santos continues to reward investors with a fully franked yield of around 5%.

Our high corporate governance standards were recognised in 2002. An independent report on corporate governance by accounting firm, Horwath, and the University of Newcastle, rated Santos five out of five – one of only nine of Australia's top-250 listed companies to achieve this success.

We welcomed the opening by the Prime Minister, the Hon. John Howard, of the School of Petroleum Engineering and Management at the University of Adelaide. Supported by Santos, this facility will redress the shortfall of petroleum engineer graduates, delivering real benefits to industry, Santos and the community.

An environmental milestone for 2002 was our joint recommendation with South Australian conservationists for permanent environmental protection of the Coongie Lakes Wetlands in the Cooper Basin – now before the SA Government.

In safety, our vision that all Santos employees go home from work without injury or illness is being actively supported by best practice management systems, peer review, training, consultation and regular reinforcement programs.

Overall, we continue to strive for economic success, social responsibility, excellence in safety and environmental performance and good corporate governance. The Board believes that superior performance in all these areas – in effect, the principles of sustainability – creates long-term shareholder value.

I sincerely thank our management and all employees for their efforts. Our success is as a team but it is the contributions of individuals that make up the whole. I also thank my fellow Directors for their support.

There are exciting challenges and opportunities ahead and we appreciate your support as shareholders.

Stephen Gerlach

STEPHEN GERLACH Chairman
18 March 2003

MANAGING DIRECTOR'S REVIEW

2002: fuelling the growth engine.



Santos made good progress in 2002 with its growth strategy.

Historically, the Company has had a solid base business but the perennial question was always: 'Where is the growth coming from?'

In May 2001, we released our strategy to generate the growth that was missing. This strategy, which I set out in last year's Annual Report, is based around a balanced program of exploration, gas commercialisation, acquisitions, production optimisation and cost leadership.

We had our first successes in 2001 and we provided further fuel for the growth engine in 2002. The strategy is delivering. We still have plenty to do, but we are well on our way.

Most importantly, Santos has the right people to get us there. Good oil and gas companies are differentiated by their ability to get good acreage and good people get you good acreage. Once we have the discovery we have the right team to maximise the return.

The most critical driver of growth for any oil and gas company is value-adding reserve replacement; more than replacing each barrel produced and doing it with a more valuable barrel.

Santos is making solid progress in reserve replacement with increasing exploration and gas commercialisation success over the past two years.

In 2002, for the first time since 1997, Santos replaced more than it produced. This is an indication that the Company is developing the growth profile it has needed. The basic building blocks are being put in place.

HISTORICALLY HIGH OIL PRICES

Our activities during the year were carried out against a backdrop of historically high oil prices. West Texas Crude averaged US$26.60 per barrel during 2002, well above the average of US$19.70 during the 1990s. Prices have since traded significantly higher.

While high prices reflect Middle East tensions, they also reflect changes in other demand and supply factors.

In Venezuela, oil workers have only recently returned to work after being on strike for almost six months and the country is yet to get back to full production. Prior to the strike, Venezuela was producing three million barrels of oil a day, but is currently only producing at around half that rate. (Global oil demand is around 75 million barrels per day.)

OPEC has been far more cohesive than many people expected.

The United States, which consumes around 25% of the world's oil and gas, is experiencing severe strains on its energy system. US crude oil inventories are at the lowest level since 1973, with import flows failing to keep up with refinery run increases.

US natural gas prices have also spiked to historically high levels for the second time in two years. The US is currently experiencing natural gas prices of over US$5 per thousand cubic feet, close to twice 'normal' levels and nearly four times Australian levels. This is causing demand destruction in the US as companies relocate energy-intensive operations to countries with large supplies of low-priced gas.

China is growing quickly and has an immense appetite for oil. Car ownership is growing rapidly and in January 2003 automobile sales were 78% higher than 12 months previously. Demand for oil remains strong with China currently importing around two million barrels of oil a day.

In the immediate term, oil prices will be heavily influenced by the course of developments in the Middle East.

Looking beyond the current tensions, demand and supply factors suggest that US dollar oil prices (West Texas) are more likely to settle around the mid-20s over the medium term than to fall back below US$20 a barrel, which was the norm in the 1990s.

Iraq could become a significant producer again but it is likely to take many years to achieve full potential production. Oil reservoirs are not like underground storage tanks which can be turned on or off at will. Once production is disrupted, it takes considerable time to restore. Iran is still producing less oil than it was in the 1970s and Russia is still producing less than in the 1980s.

While nominal oil prices have been extremely volatile over the past 30 years, there is a long-term upward trend. When I joined the industry in the early 1970s, it was assumed that the long-term average was US$12 a barrel. In the 1980s, it became US$15, then US$18 in the 1990s. Over the past three years, and excluding the recent increases, the West Texas price has averaged around US$27 a barrel.

Australia has the potential to benefit from higher long-term oil prices. While we are not a major oil-producer, we do have

MANAGING DIRECTOR'S REVIEW CONTINUED

abundant supplies of natural gas. The main barrier to the use of our supplies in the past has been Australia's remoteness from markets.

As a result, much of Australia's gas (about 70%) has been sold domestically at what are, by world standards, very low prices. Natural gas is a finite product however, and sale at such cheap prices is not in the interests of future generations.

Developments in shipping and pipelines are now reducing the tyranny of distance and Australia also has the competitive advantage of low sovereign risk. In a world of higher oil prices, this provides us with the opportunity to become a major supplier of natural gas to world markets and to do so at world prices, which benefits Australia. Taking advantage of these opportunities however, will require massive investments in infrastructure and an internationally competitive regulatory framework. These are the challenges facing Australia's energy policy.

For its part, Santos is active in commercialising the gas reserves in northern Australia, most recently through its participation in the proposed Bayu-Undan LNG Project.

PROGRESS ON ALL FRONTS

Santos made progress on all fronts during the year, with:

- solid performance by its base business, generating cash for profitable reinvestment in core assets plus options for growth elsewhere
- discovery and development of growth projects such as Bayu-Undan, Mutineer, Exeter and Oyong
- investing for long-term growth with successful exploration and new acreage acquisitions.

RECORD PRODUCTION AND SALES VOLUMES

In 2002, Santos achieved its target of growing production by 3%, producing 57.3 million boe – a Company record. The strong production performance can be attributed to continued diversification, adding production from new areas to build

SALES VOLUME BY PRODUCT
mmboe


12.3
22%
3.3
6%
2.0
3%
69%
39.2
Gas
LPG
Oil
Condensate

SALES REVENUE BY PRODUCT
$million


550
37%
44%
659
11%
8%
156
113
Gas
LPG
Oil
Condensate

on the steady output from the Cooper Basin. Gas sales outside the Cooper Basin rose 23% to 66 PJ.

Maintaining Cooper Basin gas production at around record levels, together with strong growth in other Australian gas production projects, reinforced Santos' position as the largest supplier of gas to eastern Australia.

Record sales volumes of 56.8 million boe were also achieved. This increase was largely driven by the strong performance in the gas business where sales volumes rose by 4.7% to 228 PJ.

Total sales revenue for the year was $1.48 billion, the second highest on record, and a 1.3% increase on the 2001 result. The strong sales revenue was largely driven by the higher oil price in the second half of the year and the record sales volumes, especially for gas. There was a combined effort in producing and marketing gas at higher realised margins, despite low gas prices by global standards.

The average realised oil price for the year was A$44.74 per barrel.

Further details of Santos' 2002 record production commences on page 24 of the Annual Report.

PRODUCTION OPTIMISATION PERFORMANCE 200% HIGHER

Record production was underpinned by a successful program of production optimisation, which aims to optimise the performance from Santos' existing fields. The production optimisation program involves multidisciplinary teams generating ideas and options for improving production. These opportunities can add up to make a significant impact. This initiative has been focused on the Santos-operated Cooper Basin.

During 2002, production optimisation in the Cooper Basin added 75 TJ per day of gross gas capacity at 30% to 40% of the cost of conventional gas development projects. This rate exceeded the Company target of 40 TJ per day and is a 200% increase over Santos' 2001 performance.

COST SAVINGS EXCEEDED TARGETS

Santos' base business has also benefited from an active program of cost saving. The stated objective at the time of the May 2001 strategy review was for $50 million of capital and operating cost savings by the end of 2003. Our 2002 result was $78 million, of which $71 million was capital savings and $7 million operating cost savings as shown in the graph on page 7.

Some of the key areas in which the Company has made savings include drilling, where we have made savings of $29 million; production optimisation, where we have saved $34 million; procurement savings of $8 million and compressor optimisation savings of $5 million.

Our successes have given us the confidence to increase our target to $100 million.

SAVINGS $million per annum (cumulative)


100
80
60
40
20
0
$million per annum
21.6
44.1
55.8
78.7
New target
May 2001 objective
Mar
June
Sep
Dec
Mar
Jun
Sep
Dec
2002
2003
Opex target
Capex target
Opex actual
Capex actual

SOLID UNDERLYING PROFIT PERFORMANCE

Santos delivered a solid underlying profit of $392.3 million before $70.2 million of after-tax exploration write-offs (compared with $449.7 million profit before write-offs in 2001). After taking into account exploration write-offs, Santos achieved an after-tax profit of $322.1 million, or 51 cents per share.

During the year, the Company also undertook a review of its accounting policies, particularly as they relate to asset carrying values. As a result, more objective guidelines for carrying forward assets in evaluation have been introduced, leading to the after-tax exploration write-off in 2002 of $70.2 million.

EXPLORATION SUCCESS TO DRIVE LONG-TERM GROWTH

As well as delivering a solid performance from its base business, Santos made good progress during the year in laying the foundations for future growth. Significant exploration success was achieved, including three new major field discoveries. The total exploration program for 2002 established a mean discovered resource potential of 106 million boe. This is a highly satisfactory result, being a 58% improvement on the 2001 result and more than four times the 2000 performance where Santos added 25 million boe.

MEAN DISCOVERED RESOURCE POTENTIAL


120
100
80
60
40
20
0
mmboe
25
67
106
2000
2001
2002

The key exploration successes were the Mutineer and Exeter oil fields in the Carnarvon Basin off Western Australia and the Maleo offshore gas discovery in East Java. Other discoveries were made in southern Australia, PNG and south Texas – with four of the six new US discoveries already in production. Importantly, Santos is quickly transforming these discoveries into projects that are close to development sanction. Cycle time reduction from discovery to production is a key imperative for the Company.

Santos is also establishing a more balanced exploration portfolio that contains higher reward opportunities.

This is being achieved through acquiring new high-quality exploration acreage. During the year, Santos acquired some significant deep water acreage in the offshore Otway and Sorell Basins, as well as offshore acreage in the Duntroon Basin in South Australia and the Houtman Basin in Western Australia.

More detailed discussion of Santos' exploration program commences on page 14 of the Annual Report.

GAS COMMERCIALISATION SUCCESS

Gas commercialisation is another important lever of growth. Santos has had three important gas commercialisation successes over the past year.

We have made an important step towards the internationalisation of our gas business. A Heads of Agreement, for the supply of 51 million metric tonnes (gross) of LNG from the Bayu-Undan gas field, was signed in March 2002 with Tokyo Electric Power Company and Tokyo Gas Co. The subsequent ratification of the Timor Sea Treaty by the Governments of East Timor and Australia was a further milestone for this project.

A second achievement was the signing of two new long-term contracts in December 2002 between the South Australian and Queensland Cooper Basin producers and AGL to supply up to 505 PJ (gross) of Cooper Basin gas. The revenue from this gas contract and associated recovered liquids is worth in excess of $2 billion to the Cooper Basin producers.

Another key development, post balance date, was the signing of a Heads of Agreement on 1 February 2003 to supply a minimum of 40 million cubic feet of gas per day (gross) for up to 10 years from the Oyong oil and gas field to PT Indonesia Power.

Santos continues to negotiate with Australian gas customers for additional Cooper Basin gas contracts as well as opportunities to sell gas from northern Australian resources like Petrel-Tern, Evans Shoal and Indonesian fields.

Further discussion of gas commercialisation achievements commences on page 20 of the Annual Report.

PURSUING STRATEGIC ACQUISITIONS

Acquisitions remain a key driver to achieving long-term operational and financial benchmarks.

The US$80 million acquisition of Esenjay Exploration, Inc., a south Texas-based exploration and production company, significantly expanded the Company's United States operations, adding 47 billion cubic feet of gas reserves and 1 million boe of liquid reserves.

The other acquisition in 2002 was a 20% interest in the Patricia Baleen gas project in Victoria's offshore Gippsland area, increasing Santos' exposure to growing Victorian gas demand.

MANAGING DIRECTOR'S REVIEW CONTINUED

In portfolio management, Santos also reorganised its interest in the Sole gas field in the offshore Gippsland Basin, selling 35% to OMV and leaving the Company with 35%. The move will accelerate the development of the Sole gas field and more closely align the Company's holdings to those in the Patricia Baleen development. Santos also sold its 5% interest in the T/RL 1 Yolla Joint Venture to Wandoo Petroleum in the fourth quarter.

REPLACING MORE THAN THE COMPANY PRODUCED

Following two years of successful exploration and gas commercialisation, Santos' reserve replacement is moving in the right direction. In 2002, Santos added 68 million boe to 1P reserves. This is a 119% reserve replacement and marked good progress towards the Company's long-term target of replacing at least 150% of production. This is the first time since 1997 that Santos replaced more than it produced.

Further discussion of Santos' reserves growth during 2002 commences on page 22 of the Annual Report.

PERFORMANCE AGAINST TARGETS

The May 2001 strategy review established the long-run operational and financial benchmarks for the Company.

We made progress towards achieving these targets in 2002, as evidenced by our operational performance. The Company has also raised the bar and now measures reserve replacement performance, finding costs, and finding and development costs against Proven (1P) reserves.

In the oil and gas industry, achieving the operational targets will ultimately deliver the financial targets. It is unlikely that all the targets will be achieved in any one year and, due to the nature of the business, performance is measured over a three to five-year rolling average. The long lead times in the oil and gas industry, the risk component of exploration and the need to establish and secure gas markets mean that it is difficult to judge performance against any one year's results.

Santos' strategic targets provide the building blocks to achieve a balanced conveyor belt of growth options. Achieving our strategic targets over the long term will establish a conveyor belt that provides a more consistent impact on the bottom line.

PERFORMANCE AGAINST TARGETS

	Long-term strategy target	2002 performance	Comment
Production growth	5–8%	3%	Record production for the company
1P reserve growth	150%	119%	Best performance since 1997
1P finding cost	US$1.25 boe	US$3.82 boe	Raising the bar and focusing on improvement
1P finding and development cost	US$5.50 boe	US$6.78 boe	Improving but impacted by expenditure on Bayu-Undan
Total shareholder returns	>14%	2%	Outperformed peers and key indices
Return on capital employed	>14%	9%	Below target but exceeded cost of capital
Cash flow growth	>10%	15%	Strong growth
Earnings per share growth	>10%	(30%)	Impacted by exploration write-offs and higher costs of new fields

SUSTAINABILITY – ECONOMIC, ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Increasingly, companies are measuring themselves not only against economic targets but as part of a broader framework of sustainability.

Sustainability means making economic progress, protecting the environment and being socially responsible, all on a foundation of sound corporate governance. In short, it means doing the 'right thing'.

The Company's responsibility to society includes our commitment to the health, safety and wellbeing of our employees and contractors, as well as contributing to the various communities to which we belong.

Santos' environmental and social goals are aligned with its primary economic and financial objectives, which are to create strong, sustainable shareholder returns. These goals are complementary and sustainable practices make good business and economic sense.

For example, well-managed companies are safe companies in which to work.

Safety performance in 2002 remained steady, but Santos is constantly striving to improve. We have a number of initiatives in place to help us meet our safety vision that 'We all go home from work without injury or illness'.

Santos considers that people are the Company's most valuable asset. The safety and welfare of employees is of paramount concern and many resources are applied to ensure that Santos continues to improve its performance in managing its people.

More information about the people of Santos and our health and safety performance can be found in the Sustainability Report on pages 26 to 29.

In 2003, Santos intends to define, capture and prepare to report against those broader indicators most relevant to the concept of sustainability. We also intend to develop indicators that will help us analyse and understand the wider economic impacts of the Company.

In 2002, Santos introduced an enterprise-wide risk management approach that consistently identified and assessed risks that Santos faces.

This work directly supports and complements sustainability objectives and will assist in the development of long-term plans and strategies.

Many of the elements of sustainability are already well established at Santos and are discussed in more detail on pages 26 to 29 of the Annual Report.

BUILDING FOR FUTURE GROWTH

Santos is making significant progress towards achieving the targets set out in its long-term strategy announced in May 2001.

Over the past two years, we have established international standard metrics to measure our progress and we have started to deliver an identifiable profile of future growth projects.

This is a long-term journey however, and we are at about the halfway mark.

New projects under development will come into production in 2004 and 2005.

In the interim, we are investigating other opportunities to increase short-term production such as oil optimisation in both operated and non-operated developments and early production from small discoveries close to infrastructure.

The Company remains committed to the reduction in costs and has increased its 2003 target to $100 million in cumulative capital and operating cost savings on a like-for-like basis.

Santos' financial performance is also heavily tied to movements in the global oil price and exchange rate. In 2003, a US$1 per barrel movement in the oil price will affect full year profit after tax by A$14.5 million and a one cent change in the US dollar exchange rate will affect annual profit after tax by A$5.6 million.

Santos will also be investing heavily in future growth in 2003. We are looking to build upon our successful 2002 exploration performance with a $146 million ($133 million in 2002) program that will target mean risk resource potential of 90 million boe, with a risked upside of 200 million boe. Total development spending will be $585 million ($628 million in 2002).

I am confident that in 2003, further progress in exploration and gas commercialisation will continue to provide the basis for future Company growth.

CONCLUSION

In conclusion, what does Santos offer the investor?

We have:

- a good Australian base business that generates a strong cash flow to pay dividends and fund growth
- the technical and financial capacity to facilitate growth
- an increasing profile of identifiable growth projects, reflecting successes in exploration, gas commercialisation and acquisitions.

While there will be challenges along the way, we have the people, the teamwork and the business to become a world-class exploration and production company with a strong growth profile.

I thank our shareholders, customers and employees for their support during 2002 and look forward to making further solid progress in the coming year.



JOHN C ELLICE-FLINT Managing Director
18 March 2003

BUSINESS UNIT OPERATIONS

	CENTRAL AUSTRALIA CBU	NORTHERN AUSTRALIA NBU	WESTERN AUSTRALIA WBU
	 	 	 
GENERAL MANAGER	**Jon Young** Jon joined Santos in 2000 after approximately 20 years of experience with Mobil Corporation.	**Rod Rayner** Rod originally joined Santos in 1983 to develop the Jackson oil fields and pipeline. After further experience in the petroleum industry, he rejoined Santos in 1993.	**Paul Moore** Paul joined Santos in August 2001. Before joining Santos he worked for Fletcher Challenge Energy for 11 years and prior to that for Shell International for nine years.
ACTIVITIES	Central Australia Business Unit manages Santos' oil and gas interests and joint ventures in the Cooper/Eromanga Basins in central Australia and the Port Bonython liquids processing facility near Whyalla, South Australia.	Northern Australia Business Unit manages Santos' interests in Queensland (other than the Cooper/Eromanga Basins), Northern Territory and Timor Gap, including the eastern Queensland and Mereenie production facilities and the Bayu-Undan liquids project.	Western Australia Business Unit manages Santos' interests in the Perth, Carnarvon and Browse Basins and the Timor Sea offshore Western Australia.
2002 PERFORMANCE	Production (mmboe) 35.6 Sales volumes (mmboe) 34.7 Sales revenue ($m) 816.0 2P reserves (mmboe) 322.3	Production (mmboe) 5.0 Sales volumes (mmboe) 5.1 Sales revenue ($m) 119.6 2P reserves (mmboe) 188.0	Production (mmboe) 12.2 Sales volumes (mmboe) 12.4 Sales revenue ($m) 429.6 2P reserves (mmboe) 132.3
2002 HIGHLIGHTS	▸ Combined South Australia and South-West Queensland synergies realised. ▸ 505 PJ gas sales agreement concluded with major long-term customer, AGL. ▸ Production optimisation program added 75 TJ per day of gross gas capacity. ▸ Successful five-well oil exploitation program in Jena region.	▸ Continued development of Bayu-Undan liquids project. ▸ Start up and production of coal seam methane gas from Scotia. ▸ Bayu-Undan LNG Heads of Agreement signed with Japanese customers. ▸ Acquired operatorship of Evans Shoal in Timor Sea.	▸ Exploration and appraisal of the Mutineer and Exeter fields established 2P reserves of 120 mmbbl (gross). ▸ Acquisition of acreage in Houtman Basin. ▸ Drilled nine operated wells. ▸ Reduced drilling cost from A$1,308 per foot to A$842 per foot.
2003 STRATEGIES AND PRIORITIES	▸ Aggressive oil exploitation program. ▸ Optimise gas exploration and exploitation. ▸ Maximise value of facilities and infrastructure. ▸ Gas commercialisation.	▸ Ongoing development of Bayu-Undan liquids project. ▸ Commencement of development of Bayu-Undan LNG project. ▸ Commercialisation of Petrel/Tern gas field in Timor Sea. ▸ Development of Kuda Tasi and Jahal oil fields.	▸ Maximise recovery and accelerate production from existing producing oil fields. ▸ Fast-track development of Mutineer and Exeter fields. ▸ Identify and evaluate prospects with potential as satellite tie-backs to Mutineer and Exeter fields.

SOUTHERN AUSTRALIA SBU



Rick Wilkinson

Rick joined Santos in 1997 from a previous position as Group Manager Energy Retail for the Victorian Gas and Fuel Corporation.

Southern Australia Business Unit manages Santos' interests in the Otway, Gippsland, Sorell and Duntroon Basins in the south-east of Australia.

Production (mmboe)	2.1
Sales volumes (mmboe)	2.2
Sales revenue ($m)	34.0
2P reserves (mmboe)	27.9

- Optimised existing infrastructure increasing production by 62% to 2.1 mmboe.
- Acquisition of 20% interest in Patricia Baleen giving Santos first offshore Gippsland Basin production.
- Successful bidder on deep water exploration blocks in Victorian offshore Otway and Sorell Basins.
- 1P and 2P reserves booked through Patricia Baleen acquisition.

- Continue Heytesbury as low cost producer.
- Exploitation of adjoining gas markets, leveraging where appropriate off existing infrastructure and joint venture relationships.
- Continue to build on regional understanding of Otway and Gippsland Basins, in particular pursuing frontier exploration opportunities in the newly awarded Otway/Sorell deep water blocks.

SOUTH EAST ASIA SEABU



Bob Hall

Bob joined Santos in 1997 following the Company's acquisition of MIM's petroleum interests. He came to Santos following 27 years of experience with MIM.

South East Asia Business Unit is responsible for managing Santos' interests in offshore Java and onshore Sumatra and West Papua, Indonesia; and onshore Papua New Guinea.

Production (mmboe)	0.4
Sales volumes (mmboe)	0.4
Sales revenue ($m)	19.2
2P reserves (mmboe)	39.6

- Development studies confirmed Oyong as a commercial gas discovery.
- Gas sales Heads of Agreement for the sale of a minimum of 40 mmscfd to PT Indonesia Power was signed at year end with development scheduled for 2003/04.
- Successful farm-in to East Java acreage.
- Bentu Memorandum of Understanding signed for sales of 30 mmscfd of gas over a 20-year period.

- Exploration strategy in Indonesia to add gas reserves in core East Java area and increase oil exploration in conventional and frontier areas.
- Focus on oil exploration close to infrastructure in PNG.
- Commercialise the 250 to 400 BCF Maleo gas field.

USA SUSAC



Kathy Hogenson

Kathy joined Santos USA Corp as President of USA operations in 2001, based in Houston, Texas, following a 19-year career at Aminoil/Phillips, Maxus Energy/YPF and Unocal Corporation.

Santos USA Corp manages interests in south Texas, Texas/Louisiana Gulf Coast and offshore Gulf of Mexico.

Production (mmboe)	2.0
Sales volumes (mmboe)	2.0
Sales revenue ($m)	60.0
2P reserves (mmboe)	22.2

- Successful integration of Esenjay acquisition.
- Production growth of 100% to 2.0 mmboe.
- Increased exploration acreage by 335% to 51,458 net acres.
- 75% exploration success.
- Work progressed to optimise reserves and production of rework and recompletion operations.

- Grow top quartile US team in Houston and Adelaide.
- Feed exploration with Woodbine and other significant resource opportunities.
- Acquire producing properties in core areas.
- Optimise exploitation reserves and production in Frio and Wilcox leveraging robust US gas.

SANTOS

AREAS OF OPERATION

CARNARVON BASIN



0 100
kilometres
Indian Ocean
Mutineer/Norfolk
Exeter
WA-191-P(1)
WA-8-L
WA-191-P(2)
Legendre
WA-208-P
WA-20-L
WA-1-P(3)
WA-1-P(2)
Reindeer
WA-298-P
Stag
WA-15-L
John Brookes
WA-214-P (1)
WA-13-L
WA-214-P(3)
Dampier
East Spar
South Pepper
North Herald
TP/7 (4)
Chervil
Corowa
TP/3(1)
WA-264-P
TL/7
EP 325
Exmouth
TL/4
Barrow Island
L 1
L 10
TP/7
TL/2
Western
Australia

SURAT/BOWEN BASINS



Queensland
Rockhampton
0 100
kilometres
ATP 553P
Gladstone
ATP 337P
Pacific Ocean
Bundaberg
Bowen Basin
ATP 685P
Maryborough
PL 176
Scotia
ATP 378P
Surat Basin
ATP 336P
ML1a
Gas pipeline
from Ballera
ATP 471P
ATP 470P
Dalby
ATP 470P
Toowoomba
ATP 212P
Brisbane
Ipswich
Moonie
Oil pipeline
from Jackson
New South Wales

COOPER/EROMANGA BASINS



Gas pipeline
to Mt Isa
Queensland
South
Australia
ATP 259P
Gas pipeline
to Brisbane
Ballera
ATP 267P
ATP 299P
Jackson
Moomba
ATP 267P
Oil pipeline
to Brisbane
0 50
kilometres
Gas pipeline
to Adelaide
Ethane & gas
pipelines to Sydney
Oil pipeline
to Pt Bonython
New South Wales

SOUTHERN AUSTRALIA



Victoria
PEP160
Melbourne
Geelong
VIC/L 21
Patricia Baleen
PEP154
Longford
VIC/RL 3
VIC/P44
PEP153
Sole
Kipper
VIC/RL 2
VIC/P51
Casino
VIC/RL 1(V)
Golden Beach
VIC/P52
Minerva
VIC/L22
Gippsland Basin
La Bella
VIC/RL7
King Island
Flinders
Island
Otway Basin
Bass Strait
T/32P
T/33P
Devonport
Launceston
Sorell Basin
Tasmania
Hobart
0 100
kilometres

SANTOS AREAS OF OPERATION



Pacific Ocean
Sumatra
Java
Indonesia
West Papua
Papua New Guinea
Gulf of Mexico
USA
Timor Gap
Timor Sea
Darwin
Browse Basin
Australia
Carnarvon Basin
Amadeus Basin
Alice Springs
Rockhampton
Surat/Bowen Basins
Brisbane
Indian Ocean
Cooper/Eromanga Basins
Tasman Sea
Houtman Basin
Perth
Kalgoorlie
Pt Bonython
Adelaide
Sydney
Canberra
Melbourne
Otway Basin
Gippsland Basin
Sorell Basin
Hobart
Southern Ocean
0 1000
kilometres
Legend
Exploration
Production
Santos acreage
Oil field
Gas field
Oil pipeline
Gas pipeline
Ethane pipeline

AMADEUS BASIN



0 200
kilometres
Gas pipeline to Darwin
Northern Territory
L4
Mereenie
L5
OL3
Palm Valley
Alice Springs
Brewer Estate
Dingo
RL2
South Australia

SUMATRA



Proposed Asamera Duri pipeline
Baru
West Baru
Pekanbaru
Korinci-Baru PSC
Perak
Korinci
Terusan
Pulp & Paper Mill
Bentu
Seng
Segat
Sumatra
0 20
kilometres
Bentu PSC

NORTHERN AUSTRALIA



Timor
Joint Petroleum Development Area
Evans Shoal
NT/P48
NT/P61
91-01
Elang/Kakatua
91-12
Bayu-Undan
Timor Sea
Timor Gap
Jabiru
Cassini
Challis
AC/L1
AC/L2
AC/L3
Indonesia
Australia
Territory of Ashmore, & Cartier Islands
Timor Sea
WA-6-R
WA-18-P
NT/RL1
Petrel
Tern
Darwin
WA-338-P
Caswell
WA-281-P
Bonaparte Basin
Northern Territory
WA-283-P
Browse Basin
Western Australia
0 200
kilometres

EAST JAVA



Java Sea
Madura Island
Madura Offshore PSC
Sampang PSC
Oyong
Maleo
Surabaya
Grati
Bali Sea
0 25
kilometres
Java
Bali

USA



Louisiana
Texas
Howard's Creek
Verdad
Remmers
Hall Ranch
Lafite/Allen Dome
Runnells/Tidehaven
EI 143
Hinton
Mikeska
Cuatro de Julio
Papalote
Gulf of Mexico
Reymondville
Pedraza
Mountainside
West Mercedes

PAPUA NEW GUINEA AND WEST PAPUA



Cross-Catalina
PPL 228
Papua New Guinea
Warim PSC
Kau
Pnyang
Juha
PDL 1
Hides
Stanley
Ketu
Elevala
PRL 4
PRL 5
West Papua
Kutubu
PDL 3
SE Gobe
Bilip
Iehi
PPL 190
Barikewa
PRL 9
PPL 206
0 100
kilometres
Kumul Offshore Facility

DELIVERING OPTIONS FOR GROWTH

EXPLORATION

2002 HIGHLIGHTS

- 18 wildcat wells drilled.
- Success rate of 67%.
- Three new major oil and gas fields discovered: Mutineer and Exeter (Carnarvon Basin) and Maleo gas field (East Java).
- Added 106 million boe of mean discovered resource potential.
- Significant new acreage acquired: offshore Otway Basin (Victoria), offshore Sorell Basin (Tasmania), Houtman Basin (Western Australia) and onshore Texas, USA.

Santos had its most successful exploration results for many years in 2002.

A total of 18 exploration wells were spudded. Twelve of the 18 wells encountered hydrocarbons, with nine of the discoveries considered to be commercial or to have a high probability of commercialisation. The commercial potential of the remaining three is being assessed.

The exploration program achieved an overall success rate of 67% and delivered a mean discovered resource potential of 106 million boe. A total of 27 million boe was added to Proven (1P) reserves. The improved performance is a direct result of the Company's new approach to exploration.

REBALANCING THE EXPLORATION PORTFOLIO

Santos' exploration portfolio is now focused on wildcat opportunities with the goal of contributing materially to reserves and production growth in the medium to long term. Historically, Santos' exploration portfolio has included low-risk, low-reward, near-field and appraisal opportunities which have yielded high success rates and contributed to near-term production, but which have failed to deliver material discoveries over an extended timeframe.

Wildcat exploration opportunities now make up the Santos exploration portfolio. In 2001, the pool of projects from which a portfolio of prospects could be selected was limited. In 2002, the risk resource potential was increased by over 50%, the inventory of leads by 20%, and drill-ready targets increased by 50%.

Key areas of growth have been in the US through the Esenjay acquisition, new offshore acreage in the Otway, Sorell, Duntroon, Houtman and Browse Basins in Australia and increased exposure in Indonesia. In Australia, Santos now has the largest exploration portfolio by area of any company. Santos' deep water Otway permits are equivalent in area to approximately 800 deep water Gulf of Mexico permits.

The guiding principles for new exploration opportunities are:

- material opportunities with the potential for at least 50-100 million boe on a prospect or program basis
- robust projects which are economic in a low-price environment
- locations which have the advantages of existing infrastructure and proximity to existing markets
- opportunities where Santos can exploit its proven competitive advantages
- flexibility due to a high degree of discretionary activity
- partnerships which provide a clear strategic advantage.

EXPANDING EXPLORATION OPPORTUNITIES



2001
345 leads
126 prospects
22 drill ready
67 mmboe mean discovered resource
2002
407 leads
279 prospects
37 drill ready
106 mmboe mean discovered resource

DEEP WATER EXPLORATION

The most exciting change in Santos' exploration program in 2003 is the move into deep water exploration in Australia. Santos successfully acquired the rights to explore two deep water permits in the Otway Basin and two deep water permits in the Sorell Basin in Tasmania in 2002. This is true frontier exploration and exposes the Company to the possible discovery of new petroleum provinces with significant upside.

Why explore in deep water? Deep water petroleum provinces generally offer large field sizes with high production rates. When coupled with attractive fiscal terms, deep water fields provide real growth potential. 'Deep water' is generally defined as water depths greater than 500 metres. During the past decade, most of the world's largest oil and gas discoveries have been in deep water. Rapid improvements in exploration and development technology during this time have led to an improved understanding of oil and gas fields in deep water basins along continental margins. While still expensive, the risks and costs associated with deep water exploration and development are improving.

Main photograph: **Offshore drilling, Exeter oil field, Carnarvon Basin.**





Left: **Simon Brealey, Senior Staff Geologist, New Ventures.**

Below: **Sedco 601 rig on location in Madura Offshore PSC, East Java, Indonesia.**



2003 WILDCAT EXPLORATION



Pacific Ocean
Other Indonesia
1 well
Papua New Guinea
1 well
East Java
1 well
United States
4 wells
Darwin
Carnarvon Basin
4 wells
Australia
Eastern Queensland
2 wells
Cooper Basin
9 wells
Brisbane
Indian Ocean
Pt Bonython
Perth
Adelaide
Sydney
Canberra
Melbourne
Gippsland Basin
1 well
Offshore Otway
3 wells
Hobart
0
1000
kilometres

EXPLORATION CONTINUED

In 2003, Santos, with its partners Unocal and Inpex, plans to drill one significant deep water prospect in the offshore Otway Basin in water depths approaching 1,500 metres. Santos also plans to drill two additional wells in the Otway Basin in water depths close to 300 metres. These wells will be drilled in partnership with Unocal, a cost-efficient and experienced deep water explorer and driller. In preparation for the offshore Otway Basin exploration drilling program, 2,518 kilometres of two dimensional and 820 square kilometres of three dimensional seismic was acquired during November and December 2002. These frontier blocks are high risk but have high impact exploration potential.

SUCCESSFUL EXPLORATION PROGRAM: WELLS DRILLED AND RESULTS

Offshore Australia – western and northern Australia

During 2002, one of the two most exciting events, in addition to the Maleo discovery in Indonesia, was the discovery and appraisal of the Mutineer and Exeter oil fields in the Carnarvon Basin. This is Santos' first operated commercial offshore oil discovery and development. The discovery increased Santos' overall oil reserves by 50% in 2002.

Two successful wildcat wells, Norfolk 1 and Exeter 1, were drilled in the Santos-operated WA 191 P permit in the Carnarvon Basin. Both wells encountered good quality oil-bearing reservoir sections.

Norfolk 1 encountered a 20-metre net hydrocarbon column in Angel Formation reservoirs. Subsequent appraisal by the Norfolk 2 sidetrack well, and the Mutineer 2 and Mutineer 3 appraisal wells, confirmed a substantial, partially stratigraphically-trapped accumulation in the Angel Formation sand in communication with hydrocarbons previously encountered in Mutineer 1 and Pitcairn 1. The Proven and Probable (2P) reserve estimate for the Mutineer field is 75 million barrels of oil.

The Exeter 1 well encountered an 18-metre oil column in good quality Angel reservoirs. A subsequent appraisal well, Exeter 2, penetrated the top reservoir 40 metres deeper than Exeter 1 and encountered 9 metres of net oil pay. Appraisal of the eastern part of the structure by Exeter 3 in November failed to encounter hydrocarbons in the principal sands. The Proven and Probable (2P) reserve estimate for the Exeter field is 45 million barrels of oil.

The Mutineer and Exeter discoveries will be jointly developed with first production planned for 2005.

During the year, two unsuccessful exploration wells, Immortelle and Bligh, were drilled in the Carnarvon Basin while one unsuccessful well, Mallonee, was drilled in the Bonaparte Basin.

Offshore Australia – southern margins

In the offshore Otway Basin, Casino 1 intersected a 47-metre gas column and, after reaching a total depth of 2,118 metres, was plugged and abandoned. The rig was then moved to drill Casino 2, which was plugged and abandoned at 2,112 metres, having penetrated two hydrocarbon reservoirs. Initial evaluation suggests that the discovery cannot commercially support a stand-alone development and options for development utilising nearby infrastructure are being pursued.

Onshore Australia

Sardine Creek 1 in the Denison Trough, Queensland, encountered hydrocarbons in the Aldebaran Formation (13.0 metre net pay, 14% porosity). The well has been suspended pending completion as a future gas producer.

In the Cooper Basin in south-west Queensland, the Dartmoor 1 well tested a coal seam methane play in the Epsilon Formation. While the well encountered a thick coal seam development as prognosed, subsequent testing and fracture stimulation of the coal was unsuccessful, demonstrating low permeability.

South East Asia

In East Java, Indonesia, the Maleo 1 wildcat well drilled in the Madura Offshore PSC encountered 48 metres of net gas pay in the Mundu Formation. The well was tested and achieved a flow rate of 14 mmscfd. The resource potential of the discovery is in the range 250-400 billion cubic feet. Appraisal drilling by Maleo 2 successfully confirmed the size and reservoir potential. The Maleo 2 well test flowed gas at 30.2 mmscfd.

In Papua New Guinea, Bilip 1 was drilled in the Papuan fold belt along trend from the SE Gobe Field and encountered a 17-metre oil column in good quality Iagifu Sandstones. A closed chamber drill stem test was conducted in the Iagifu Sandstone reservoir. An oil volume of 30.5 barrels was produced giving an estimated average flow rate of 2,000 barrels of oil per day.

United States

In the US, eight exploration wells were drilled with six successes. Exploration in 2002 included a mix of pre- and post-Esenjay exploration wells with a good success rate. The Poole 2, St Joe 1, Crocker Perkins 2, Remmers 6, Steele 1 and Neimeier 1 wells were all completed as gas producers and four are currently contributing to production.

The McCarn 1 and Hamman-Anderson wells did not encounter hydrocarbons and were plugged and abandoned.

2003 EXPLORATION PROGRAM

Santos will maintain an active exploration program in 2003, comprising 26 wildcat wells targeting mean-risked resource potential of 90 million boe. Total exploration budget for 2003 will be around $146 million, compared to $133 million in 2002.

The Company plans to drill a total of three wells in the Otway Basin, four wells in the Carnarvon Basin, one well in the Gippsland Basin, 11 exploration wells in onshore Australia, two wells in Indonesia, one well in Papua New Guinea and four wells in the United States. In addition, 4,250 kilometres of two dimensional and 2,130 square kilometres of three dimensional seismic will be acquired.

DEVELOPING GROWTH PROJECTS

DEVELOPMENT

2002 HIGHLIGHTS

- ▷ ***Successful development drilling in the Bayu-Undan field.***
- ▷ **Bayu-Undan wellhead platform constructed and installed.**
- ▷ **Mutineer and Exeter oil discoveries delineated.**
- ▷ **Development planning for Oyong commenced.**
- ▷ **Production optimisation increasing production from existing wells in the Cooper Basin.**
- ▷ **Reduced average drilling costs.**

A total of $628 million was invested by Santos in the delineation and development of both existing and new fields in 2002.

An important development during the year was the introduction of a 'living plan' approach to delineation and development. This means that the resources must be flexible so they can be easily moved from project to project to facilitate speedy evaluation and development of exploration discoveries.

DELINEATION OF CARNARVON BASIN DISCOVERIES

Following successful exploration, the first step in development is the appraisal of a discovery. Appraisal of the Mutineer and Exeter oil fields was completed during the year, and included the drilling of the Norfolk 2, Mutineer 2 and 3, and Exeter 2 and 3 wells.

This appraisal program confirmed that the combined Mutineer and Exeter oil fields hold reserves of between 75 million boe (1P) and 194 million boe (3P). A production test of the Mutineer 3 well flowed at 6,600 barrels of oil per day during testing and confirmed that high production rates can be expected from the horizontal production wells being planned.

Studies are now underway to determine the best possible development option. Fast-track development screening studies were conducted and concluded during the second half of 2002 and the project has reached the pre-tender stage. Following completion of appraisal drilling and interpretation of results, it is now contemplated that a floating production system is the most likely option. Based on the Proved and Probable (2P) reserves of 120 million barrels, the field is expected to have a 10 to 12-year life.

To further enhance the project, a number of near-field exploration prospects (Tintagel, Plymouth and Adams), all within 10 km of the Mutineer oil field, are being progressed. Further exploration opportunities are also being investigated which are more distant (35 to 45 km) and have the potential for connection to the Mutineer and Exeter fields later in the development's life.

TIMOR SEA PROJECTS ADVANCED

The Bayu-Undan Gas Recycle project was a major focus during 2002.

This liquids-rich gas field is located in 80 metres of water approximately 500 km north-west of Darwin, and 250 km south of Suai, East Timor, in the Joint Petroleum Development Area. The field is estimated to contain 2P reserves of 435 million barrels of recoverable liquids (condensate, propane and butane) and 3.0 trillion cubic feet of gas. Participants in the Bayu-Undan field are ConocoPhillips (64.14% and Operator), Santos (11.83%), AGIP (12.32%) and Inpex (11.71%).

The Bayu-Undan project involves a two-phased development of the field's natural gas and gas liquids resources. The fully integrated development of Bayu-Undan includes Gas Recycle, Pipeline and Darwin LNG Projects, with a total initial investment of approximately US$3.4 billion. Total revenue from the two phases is expected to exceed A$30 billion.

The first phase of the Bayu-Undan project, the liquids stripping and lean gas recycle, was initiated in November 1999. The first phase involves offshore production of gas and separation of condensate and LPG from the gas, which is then reinjected back into the underground reservoir.

The field development involves 16 development wells (currently being drilled), three fixed platforms (currently being installed) and a floating storage and offloading (FSO) unit. From the FSO, liquids will be loaded into shuttle tankers for export. First production is expected in April 2004.

This development is one of the most innovative and complex offshore facilities ever undertaken by the industry and includes the world's first multi-use floating storage facility, a world record offshore float-over installation of the central platform decks, and offshore LPG recovery and processing.

At the end of the year, the liquids stripping project was 75% complete with a total of $140 million spent (Santos share) on project development during the year.

The second phase of the Bayu-Undan project is the development of the gas reserves, which will be Santos' first entry into a LNG project. The LNG phase will involve construction of a 500 km pipeline and a gas liquefaction plant at Wickham Point near Darwin.

In March 2002, Darwin LNG Pty Ltd (Santos 11.83%) signed a Heads of Agreement with Tokyo Electric Power Company, Incorporated and Tokyo Gas Co., Ltd for 3 million tonnes per annum of LNG for a 17-year period from first quarter 2006 with first LNG shipments scheduled for early in 2006.

This commits all of Bayu-Undan's estimated proven gas reserves to the LNG project.

DEVELOPMENT CONTINUED

Following ratification of the East Timor Treaty by the Governments of Australia and East Timor in March 2003, negotiations are continuing on fiscal arrangements for the project.

In 2002, major technical work was undertaken on the Petrel-Tern gas fields, which are also located in the Timor Sea. The technical review will assist in the future commercialisation of this important gas resource.

COOPER BASIN SYNERGIES DELIVER RESULTS

Santos' approach to development in the Cooper Basin has been transformed over the past two years by managing the Basin as a single asset. This is yielding materially improved results with regard to managing the business, and optimising and commercialising the oil and gas assets.

The new approach to management of the Cooper Basin has led to a fall in capital expenditure on development activities. In 2002, capital expenditure on the gas development program was reduced to $117 million from $191 million in 2001 as a result of the efforts on production optimisation, well connection times and improved drilling efficiency. In 2003, capital expenditure on the gas development program is forecast to be reduced by a further $12 million.

In 2002, the Cooper Basin production optimisation program added more than 75 TJ per day (Santos share 45 TJ per day) of gas capacity for 30% to 40% of the cost of conventional development projects. This exceeded Santos' target of 40 TJ per day (gross) and was a 200% increase over the 2001 performance, delivering capital expenditure savings of $34 million on the gas development program during 2002.

Another major achievement in 2002 was reducing costs through bringing wells online faster. In the Moomba North infill drilling program, wells were drilled, fracture stimulated, completed and brought online in 53 days, from 74 days in 2001.

During 2002, focus also turned towards improving the efficiency of the Cooper Basin drilling operations with the average cost of drilling and completing Cooper Basin gas wells falling from $184 per foot to $167 per foot, a 9% improvement. This improvement should be viewed in the context that over the past 10 years, drilling activity in the Cooper Basin has averaged over 500,000 feet per annum. The improvement equates to a saving of approximately $9 million in 2002 based on the 10-year average drilling program.

Oil exploitation activity in the Cooper Basin increased in 2002 with 14 new wells drilled in six fields. The development in 2002 of near-field discoveries of small but highly productive pools in the Moomba and Big Lake fields involved the use of horizontal wells to improve productivity, reduce formation damage and lower well cost.

OFFSHORE VICTORIA DEVELOPMENT SUCCESS

In 2002, Santos participated in the successful development of the Patricia Baleen fields in the offshore Gippsland Basin. Santos acquired a 20% equity in the Patricia Baleen project.

Work commenced on the planned connection of the Patricia Baleen wells to the onshore processing facility. Construction work on the processing facility, approximately 20 km from Orbost, was nearing completion by year end.

A successful delineation well was drilled in the Sole field and studies are underway to assess the possible tie-back to the Patricia Baleen facilities.

In May, the development of the Minerva gas field in the offshore Otway Basin, Victoria, was approved. The development involves the drilling and installation of two sub-sea well completions, an offshore pipeline to the coast, subterranean shore crossing and an onshore gas processing facility where liquids will be extracted prior to exporting the gas.

INDONESIA (EAST JAVA) DEVELOPMENTS IN PLANNING

During 2002, a Heads of Agreement for the Oyong gas in the Sampang PSC laid the basis for the development of this field. The cost of the project will be in the order of US$70-80 million, depending on the development scheme adopted.

FIRST COAL SEAM METHANE PROJECT

In Queensland, the Company commenced production from its wholly-owned Scotia coal seam methane gas project. Scotia will supply up to 120 PJ from Bowen Basin coal over 15 years to CS Energy's Swanbank power station in Ipswich, near Brisbane.

2003 DEVELOPMENT ACTIVITY

Santos has a good mix of near and medium-term growth projects that have the potential to deliver new production over the next few years. Major development work will continue on the Bayu-Undan liquids project in the Timor Sea, the Patricia Baleen and Minerva gas projects in Victoria, the Mutineer and Exeter project in the Carnarvon Basin, and the Oyong field in Indonesia.

During 2003, Santos plans to spend approximately $585 million on delineation and development. A total of $46 million will be spent on delineation activity, down from $90 million in 2002, and $433 million on development activity, up from $421 million in 2002. Total expenditure on construction and fixed assets in 2003 is forecast to decline to $106 million from $117 million in 2002.



Left: **Peter Vincent, Mutineer Exeter Asset Manager, Western Business Unit.**

Main photograph: **Wellhead platform being delivered to the first stage of the Bayu-Undan liquids and gas development, Timor Sea.**
Photograph courtesy of ConocoPhillips Australia Pty Ltd.


BU-WP1

2003 DEVELOPMENT AND DELINEATION PROGRAM ($million)

Offshore/overseas	
Bayu-Undan Liquids Project	165
Mutineer/Exeter	30
Oyong	9
Minerva	15
United States	17
Other	24
	260
Onshore Australia	
Cooper Basin gas	114
Cooper Basin oil	35
Eastern Queensland and Northern Territory gas	21
Otway gas	3
	173
Construction and fixed assets	
Moomba Asset Control Enhancement	40
Information technology	15
Other	51
	106
Delineation	46
Total Development and Delineation expenditure	585

GROWING THE GAS BUSINESS

COMMERCIALISATION

2002 HIGHLIGHTS

- **New Cooper Basin contracts with AGL for 505 PJ.**
- **Total of 620 PJ (gross) of new gas contracts signed.**
- **First exposure to LNG sales through Bayu-Undan LNG Heads of Agreement.**

Signing new contracts for gas reserves is a key growth driver for Santos. In 2002, the Company's dedicated gas commercialisation teams achieved the best results since 1996, adding 620 PJ (gross) to contracted gas reserves. Major new sales were secured for the Cooper Basin, Indonesia and southern Australia.

MAJOR COOPER BASIN CONTRACTS WITH AGL

The most significant contract in 2002 was the new 15-year Cooper Basin supply agreement with AGL for up to 505 PJ (gross) of gas from 2003, supplementing gas contracts expiring in 2006. This is the first time since 1976 that the Cooper Basin producers have signed such a significant contract and is worth, including the associated recovered liquids, in excess of $2 billion to the Cooper Basin joint venture parties.

The new gas contract between the Cooper Basin producers and AGL recognised the security and reliability of supply from the Cooper Basin and extends the life of Santos' gas contracts to 2016 from 2013. For Santos, the terms of the new contracts are commercially favourable and continue the Company's relationship with AGL – one of our foundation customers – to beyond 45 years.

CONTRACTS LAUNCH ASIAN BUSINESS

In 2002, Santos established its first core commercial business in Indonesia.

PT Indonesia Power will purchase the entire recoverable gas reserves, estimated to be in excess of 90 billion cubic feet, from the offshore Oyong field in East Java. The gas will be used at the Grati gas turbine facility, 60 km south-west of the Oyong field on the coast of East Java, and gives Santos a 10-year position in the region's high-demand energy markets. Oyong's commercialisation within 18 months of discovery was strongly supported by Indonesia's regulator, BPMIGAS, Ministry of Energy and Mineral Resources, co-venturers and PT Indonesia Power.

Santos also signed a Memorandum of Understanding with Indonesia's Pertamina and Malaysia's Petronas to participate in the supply of over 2 trillion cubic feet of gas to Malaysia. Under the Memorandum of Understanding, Santos will supply gas from the Bentu PSC in central Sumatra.

BAYU-UNDAN LNG ADVANCED

Darwin LNG, on behalf of the Bayu-Undan partners, signed a Heads of Agreement for Tokyo Electric Power Company, Incorporated and Tokyo Gas Co., Ltd to take 3 million tonnes per annum of Bayu-Undan LNG for 17 years from 2006 – committing 100% of the field's proven gas reserves. Once approved, this will be Santos' first venture into LNG sales activity. Santos has an 11.83% interest in the project.

EXPANDING US GAS BUSINESS

In 2002, the Santos Group expanded its US gas business through the acquisition of Esenjay Exploration, Inc. in April. Total production in the US doubled to 2 million boe with gas sales increasing to 10 PJ from 5 PJ as a result of the Esenjay acquisition. Total production however, did not meet original 2002 projections, largely driven by unexpected field decline in pre-acquisition assets and less-than-expected drilling results across a number of operated and non-operated wells. The business benefited from higher US gas prices in the second half of 2002, when US gas prices averaged US$3.75 per million cubic feet (mmcf) of gas, up from US$2.97 per mmcf in the first half.

INCREASED ACCESS TO EASTERN AUSTRALIAN ENERGY MARKET

In southern Australia, the Company acquired a 20% working interest in the Gippsland Basin's Patricia Baleen gas field, 24 km offshore, and processing facility in Orbost in eastern Victoria. The project already has 60 PJ under contract with production due to commence in March 2003, giving Santos its first offshore gas revenue stream in Victoria. A 25 PJ gas contract, signed with a major energy retailer for gas from onshore Otway Basin production facilities near Port Campbell, means that the Heytesbury processing plant will provide 7% of Victoria's total peaking gas needs.

In January 2002, Santos announced it was not a party to the new Heads of Agreement for the PNG Gas Project as a result of the inability to reach agreement with the operator, ExxonMobil, on new terms governing interaction between the participants. Santos remains committed to achieving a resolution of the commercial issues for eventual re-entry into the project. In the interim, Santos continues to participate in PDL 1 (Hides gas field) a potential source of gas for the PNG Gas Project.

2003 OUTLOOK

In addition to gas already under contract, Santos has over 6 trillion cubic feet (more than 1 billion boe) of contingent resources capable of being commercialised. These resources are not booked as reserves, but are under active consideration for future contracts. During 2003, Santos will focus on commercialising the Maleo (offshore East Java) and Petrel-Tern (Timor Sea) gas fields, Hides gas field (PNG) and assess options for developing the Evans Shoal gas field in the Timor Sea.



Barbara Jinks, Project Leader, Scotia.



Left: **Wellhead platform, Bayu-Undan liquids project.** Photograph courtesy of ConocoPhillips Australia Pty Ltd.

Main photograph: **Section of Moomba ethane treatment plant.**





Right: **Signing of new contracts to supply Cooper Basin gas to AGL, December 2002.**

REPLACING MORE THAN WE PRODUCE

RESERVES

2002 HIGHLIGHTS

- **68 million boe added to Proven reserves (1P).**
- **Replaced more than produced for the first time since 1997, achieving 119% reserve replacement.**
- **Wildcat exploration contributed 27 million boe to Proven reserves (1P).**

A key to Santos' growth strategy is to replace reserves by 150% or greater on a three-year rolling average. In 2002, Santos made significant progress towards achieving this aim by adding 68 million boe net of Proven (1P) oil and gas reserves.

This represents replacement of 119% of production – the first time reserve replacement has exceeded production in five years. This was achieved notwithstanding the Company's record production in 2002.

IMPROVING RESERVE REPLACEMENT

Reserves and resources have grown in all categories:

- Proven (1P) reserves of 68 million boe were added, with a total of 327 million boe of 1P reserves at year end
- Proven and Probable (2P) reserves of 65 million boe were added, with a total of 732 million boe of 2P reserves at year end.

The Company also added to its contingent resources – hydrocarbons that have been discovered, but are not yet booked. At the end of 2002, Santos had 1,233 million boe of contingent resources, adding 43 million boe for the year.

The reserves growth has been facilitated by significant reserves additions from the Mutineer and Exeter oil field discoveries in the Carnarvon Basin, offshore Western Australia, the commercialisation of the Oyong oil and gas field in Indonesia and the acquisition of Esenjay in the United States and a 20% working interest in the Patricia Baleen gas project in Victoria's Gippsland area.

Santos' Proven reserves growth came from all of the Company's key areas, with exploration adding 27 million boe, commercialisation 7 million boe, acquisitions 7 million boe and technical studies/reviews, including appraisal, 27 million boe to 1P reserves.

DEFINING RESERVES

Santos has in place an evaluation and reporting process that is in line with international industry practice and is in general conformity with reserves definitions and resource classification systems published by the Society of Petroleum Engineers (SPE), World Petroleum Congresses (WPC) and the American Association of Petroleum Geologists (AAPG). The definitions used are consistent with the requirements of the Australian Stock Exchange Ltd (ASX).

Reserves are defined as those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. Santos reports reserves net of the gas required for processing and transportation to the customer. Reserves reported are based on, and accurately reflect, information compiled by full-time employees of the Company who have the requisite qualifications and experience prescribed by the ASX Listing Rules.

EXTERNALLY REVIEWED BOOKING PROCESS

All of Santos' reserves processes and procedures were reviewed by independent expert, Gaffney, Cline & Associates, and found to be 'appropriate to providing robust estimates of Santos' reserve position in accordance with international industry practice'.



Nicole Baini, Petroleum Engineer, Central Business Unit Production Optimisation.

PROVEN AND PROBABLE RESERVES (SANTOS SHARE) BY ACTIVITY

	Sales gas (incl. ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Estimated reserves year end 2001	3,142	88	62	4,379	724
Production	-225	-11	-4	-353	-57
Exploration	34	40	0	0	47
Commercialisation	44	2	0	6	10
Acquisitions/divestments	64	0	1	0	12
Revisions/appraisals	-18	-6	3	363	-4
Estimated reserves year end 2002	3,041	113	62	4,395	732

PROVEN AND PROBABLE RESERVES (SANTOS SHARE) YEAR END 2002 BY AREA

Area	Sales gas (incl. ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Cooper Basin	1,511	24	19	2,433	322
Onshore Northern Territory	158	3	1	0	31
Offshore Northern Territory	380	1	31	1,786	110
Eastern Queensland	263	1	0	24	47
Southern Australia	143	0	2	152	28
Carnarvon Australia	262	80	7	0	132
PNG	0	2	0	0	2
Indonesia	208	2	0	0	38
Santos USA	116	0	2	0	22
Total	**3,041**	**113**	**62**	**4,395**	**732**

RESERVES (SANTOS SHARE) (mmboe)

	Year End 2001	Production	Revisions	Expl/Appr/ Acq Adds	Year End 2002
Proven (1P)	316	-57	27	41	327
Proven and Probable (2P)	724	-57	-4	69	732
Contingent Resources (Best Estimate)	1,190	–	25	18	1,233



Oyong 1 test, Sampang PSC, offshore East Java, Indonesia.

MAXIMISING PRODUCTION FROM OUR CORE BUSINESS

PRODUCTION

2002 HIGHLIGHTS

- **Highest ever production and sales volumes of 57.3 and 56.8 million boe respectively.**
- **Record sales gas and ethane production of 231 PJ.**
- **Non-Cooper Basin gas production increased 23% to 66 PJ.**
- **Otway Basin gas production increased 60% to almost 12 PJ.**
- **United States gas production almost doubled to 10 PJ.**

Santos' production was a record 57.3 million boe in 2002, 2.9% above 2001 production.

RECORD SALES GAS AND ETHANE PRODUCTION

Santos achieved record sales gas and ethane production during 2002, increasing by 5.3% to 231 PJ (39.7 million boe). This result was due to stable production from the Cooper Basin and growth in the Otway Basin, Surat Basin, Denison Trough, Amadeus Basin and in the United States.

Santos' strong performance in 2002 allowed the Company to increase overall gas production to eastern Australia by 3%.

Santos' strong position in eastern Australia is driven in part by its Cooper Basin operation. In 2002, the Cooper Basin produced nearly 275 PJ of gas (gross) for the third year in a row, matching the Company's record performance set in 2000 and 2001. The strong performance was driven by strong demand from gas users and a full 12-months implementation of the gas optimisation program.

Surat Basin and Denison Trough experienced an increase in production of 1.8 PJ due to the commencement of production from the Scotia coal seam methane field in May 2002 to supply CS Energy's Swanbank Power Station. Production is expected to increase gradually from the Scotia gas field.

In the United States, gas production almost doubled over the year to 10 PJ, resulting from the inclusion of production from the Esenjay acquisition, a full year of contribution from the Runnells and Henderson gas fields and additional production from successful drilling in late 2001 and 2002.

Otway Basin gas production increased by 60% to 12 PJ due to optimisation of the Heytesbury plant and ongoing production from the McIntee, Croft and Naylor fields.

Condensate production during 2002 declined by 1% to 3.45 million bbl due to a slight reduction in gas production from the condensate-rich East Spar field and natural field decline in the Cooper Basin, as gas was produced from generally drier fields. LPG production remained steady in 2002 at 256,100 tonnes (2.2 million boe).

The decline in condensate and gas production from East Spar was a result of the payback of the Harriet Joint Venture gas bank of 2.4 PJ (Santos share) resulting from the Condensate Acceleration Agreement that came into operation in 2000.

REDUCED OIL PRODUCTION

Oil production in 2002 was 4.0% lower at 12.1 million boe, primarily as a result of maintenance shutdowns and natural field decline. In 2002, the Legendre oil field reported a full year of production versus seven months in the previous period. The additional volumes from Legendre were largely offset by work-overs resulting in production limitations in the Elang/Kakatua and Stag oil fields and natural field decline in most other areas of operation.

Oil production from the Cooper Basin remained steady during 2002 and is an indication of newer producing fields offsetting the effect of natural field decline.

Importantly, Santos has been able to maintain peak liquids and oil production over the past three years roughly coinciding with the peak in crude oil prices. Between 2000 and 2002, oil and liquids production has generally averaged around 18 million boe while the realised oil price has been between A$45 and A$50 per barrel.

PRODUCTION STATISTICS

	Total 2002		Total 2001	
	Field units	mmboe	Field units	mmboe
Sales gas and ethane (PJ)				
Cooper	165.0	28.4	165.7	28.5
Surat/Denison	12.4	2.1	10.6	1.8
Amadeus	11.3	1.9	10.9	1.9
Otway	11.5	2.0	7.2	1.2
Carnarvon	20.8	3.6	19.7	3.4
USA	10.0	1.7	5.2	0.9
Total production	231.0	39.7	219.3	37.7
Total sales volume	228.0	39.2	217.8	37.4
Total sales revenue ($million)		659.6		617.9
Crude oil ('000 bbls)				
Cooper	2,974.4	3.0	3,079.1	3.1
Surat/Denison	91.8	0.1	115.8	0.1
Amadeus	273.7	0.3	306.0	0.3
Elang/Kakatua	568.4	0.6	870.5	0.9
Legendre	2,558.5	2.5	1,461.3	1.5
Thevenard	913.3	0.9	1,046.7	1.0
Barrow	1,023.2	1.0	1,097.6	1.1
Jabiru/Challis	270.6	0.3	288.8	0.3
Stag	2,860.2	2.9	3,736.2	3.7
SE Gobe	413.7	0.4	510.7	0.5
USA	196.8	0.2	83.5	0.1
Other	0.5	0.0	12.8	0.0
Total production	12,145.1	12.2	12,609.0	12.6
Total sales volume	12,294.6	12.3	12,322.4	12.3
Total sales revenue ($million)		550.1		561.0
Condensate ('000 bbls)				
Cooper	2,239.5	2.1	2,291.9	2.1
Surat/Denison	13.4	0.0	22.3	0.0
Otway	108.6	0.1	70.3	0.1
East Spar	1,053.4	1.0	1,066.3	1.0
USA	37.6	0.0	39.4	0.0
Total production	3,452.5	3.2	3,490.2	3.2
Total sales volume	3,505.7	3.3	3,633.9	3.4
Total sales revenue ($million)		156.0		165.5
LPG ('000 tonnes)				
Cooper	253.3	2.2	255.1	2.2
Surat/Denison	2.8	0.0	3.3	0.0
Total production	256.1	2.2	258.4	2.2
Total sales volume	237.2	2.0	232.9	2.0
Total sales revenue ($million)		112.7		115.3
TOTAL				
Production (mmboe)		57.3		55.7
Sales volume (mmboe)		56.8		55.1
Sales revenue ($million)		1,478.4		1,459.7

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

SUSTAINABILITY

Great progress was made during 2002 in addressing the area of sustainable development as part of our company-wide approach of leaving no stone unturned to improve our business.

One of the most significant achievements was the completion of a study which provided the Company with a baseline understanding of Santos' position with respect to a wide range of sustainable growth indicators.

This study, which was undertaken by an independent specialist working in the area of sustainability, is being used to prioritise and address the immediate and longer-term sustainability objectives in a coordinated way. The work captures technical, political, economic and social issues and much of this is already in progress as part of the 'One Santos' corporate growth strategy with sustainability providing the conceptual umbrella for driving Santos forward. This is a long-term process, but one that will yield some immediate benefits.

Internally, Santos has created a structure to support its sustainability objectives.

A new position has been created, Manager – Sustainability, and a high-level multidisciplinary stewardship team has been established to drive this issue forward.

Santos is committed to an intelligent, informed and measured response to the challenges sustainability poses and intends to use this approach to create long-term shareholder value.

The following report is an overview of the activities relating to sustainability in the areas of social responsibility and environmental management that were undertaken in 2002. Corporate governance is covered in detail on pages 30 to 32.

Social responsibility

Santos' responsibility to society is multi-dimensional. It incorporates the health and wellbeing of employees, the obligations to the people in the community and the need to play our part in the ongoing development of the communities to which we belong.

HEALTH AND SAFETY: HOME FROM WORK WITHOUT INJURY OR ILLNESS

Safety policy and practice

Santos strives for the highest standard of health and safety. In 2002, the Company revised its Health and Safety Policy, expanding it to include the vision, 'We all go home from work *without injury or illness*'. The policy describes our commitment to achieve this vision through the ongoing systematic approach to health and safety management.

Santos' Health and Safety Strategy comprises three core elements: Operations Integrity; Environment, Health and Safety (EHS) Management Systems; and Behaviour and Culture.

Key initiatives progressed during 2002 for each of these elements include:

Operations Integrity:

- 'whole of plant' risk assessment on Moomba gas plant
- pipeline and equipment integrity testing and monitoring program
- identification and management of critical operating parameters in process plant.

Environment, Health and Safety Management Systems:

- development of company-wide Environment, Health and Safety standards
- formation of a centralised Environment, Health and Safety shared services team to support Business Units
- development of Environment, Health and Safety lead performance indicators.

Behaviour and Culture:

- participation of 700 employees and contractors in the Safety Leadership Program
- formation of the Contractor CEO Safety Forum
- development of a standard approach to Job Hazard Analysis.

SANTOS TOTAL RECORDABLE CASE FREQUENCY RATE



TRCFR (per million hours worked)
30
25
20
15
10
5
0
1998
1999
2000
2001
2002
Employee
Combined
Contractor

Safety performance

Santos investigates and reports all incidents, near misses and hazards for both employees and contractors. One of the key measures of safety performance is the total recordable case frequency rate (TRCFR) which is defined as the number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked.

The Company's total recordable case frequency rate (the combined rate for Santos employees and contractors) rose slightly to 9.0 in 2002 from 8.8 in 2001. This performance can be attributed to a deterioration in contractor safety performance in 2002, following four years of improvement.

Santos employee performance however, improved with the TRCFR for employees dropping 27% to 5.2 in 2002 from 7.2 in 2001.

Santos is not satisfied with this result and will continue to work on improving the safety performance of employees and contractors.

HUMAN RESOURCES: OUR MOST VALUABLE ASSET

Santos' success is directly linked to the quality of its workforce and in 2002 the Company continued to focus on improving its performance in the human resources area.

Employee demographics

The total number of permanent employees rose slightly in 2002 to 1,737 as a result of growth in some areas of the business.

Santos faces the industry-wide challenge of developing a workforce to meet the future needs of the Company and of resolving gender inbalance in technical and professional roles.

Santos' support for the School of Petroleum Engineering and Management at the University of Adelaide is a direct investment in redressing the shortage of undergraduate students studying petroleum engineering in Australia. The School will provide graduates in a discipline that is vital to the future of Santos and the oil and gas industry.

The proportion of women working at Santos during 2002 was 18%, consistent with industry statistics. The Company has initiated a range of ways to attract and retain more female professionals to help increase diversity in the workforce. These include the successful recruitment of female graduates into historically male-dominated professional roles and the provision of flexible work practices and part-time arrangements for employees. Santos has received complimentary feedback on these initiatives from the Equal Opportunity for Women in the Workplace Agency.

GEOSCIENCE EMPLOYEE TURNOVER


30
25
20
15
10
5
0
per cent
22.0
3.8
2001
2002

Employee turnover

Good levels of employee retention result in the Company keeping the best people and can reduce recruiting and retraining costs. Santos' retention rates improved during 2002 with employee turnover dropping to 7.1%. A particularly pleasing improvement in this area occurred in the geoscience category with a positive shift from 22.0% to 3.8%.

This improvement is the result of a number of initiatives commenced during the year to attract and retain quality talent in the Company, including an extensive review of employment and remuneration policies.

Performance evaluation

The performance of all salaried staff and some wages staff is linked to the achievement of performance objectives. Santos' performance review system was reviewed and upgraded during 2002 and was combined with a performance scorecard approach to measuring and rewarding performance.

Executive remuneration is now benchmarked to the market and has short and long-term incentives linked to individual and Company performance.

Training and development

Career development for employees has been a major focus during 2002 and is integral to the employment relationship. Employees take responsibility for their career development by taking part in an annual development review process and the formulation of individual development plans.

In 2002, Santos spent over $3 million on training and development for employees across a broad range of subject matter.

Attention is focused not only on the development of technical competencies, but also of competencies that relate to behaviour such as communication and negotiation.

Santos actively encourages continuing education and learning through study assistance and study leave. The Company also operates a mentorship program which, during 2002, was extended from the graduate program to be available to all employees in all disciplines of the business.

Graduate program

Santos conducts a graduate program which provides high-quality graduates with career path planning and opportunities for growth within their first years at Santos.

Forty graduates participate in the three-year program, which provides the development needs for this talented group of future leaders.

WORKING WITH COMMUNITIES

Santos works within many communities across Australia and the important relationships that the Company has with these communities continue to evolve.

Work undertaken in this area in 2002 included liaison activities in the Otway Basin in Victoria and ongoing work with specific Indigenous communities.

Mereenie agreement finalised

When Santos acquired its interest in the Mereenie field in the Amadeus Basin, Northern Territory, it inherited an agreement with the traditional owners of the Mereenie area.

This agreement was originally negotiated in 1982 by Santos' predecessors and, while the financial terms of the agreement have been met, the agreement has not been successful in achieving the employment goals.

During 2002, Santos negotiated with the traditional owners through the Central Land Council to renew and update this agreement. The Central Land Council was pointed in its view that the original agreement had not met all its goals.

The new agreement seeks to remedy this situation and therefore reflects a more concerted effort by Santos to address the issue of Indigenous employment. The focus will be to build capacity in the community that will allow employment to occur.

Protecting south-west Queensland's cultural heritage

In January 2001, a draft Indigenous Land Use Agreement was signed applying to the Wangkamurra Native Title Claim over ATP-259P.

As this licence is a pre-existing right, the agreement focuses on cultural heritage protection and, in particular, includes the employment of a number of full-time Cultural Heritage Officers from the Wangkamurra community. These Cultural Heritage Officers are based at Santos' gas processing facility at Ballera.

After some initial adjustments in 2001, the development of procedures has allowed the agreement to work well in 2002. During 2003, Santos expects to formalise its Indigenous policy based on our learning experiences over the past four years.

Participating in Otway Basin communities

Santos has been operating in the onshore Otway Basin in the Western District of Victoria for three years in a community that is largely sustained by high-intensity dairy farming.

Over this time, Santos has acquired 1,000 km of seismic data, drilled 12 gas wells and constructed a gas processing plant at Heytesbury. Around 12 PJ of gas is produced here each year which supplies more than the total gas demand in western Victoria. Excess gas is sold into the greater Victorian network. This has involved dialogue with more than 700 landowners resulting in specific agreements to allow for remediation and compensation for the temporary disturbances that accompany such activity.

During 2002, Santos drilled four wells and laid around 30 km of gathering lines to enable gas to be processed at the Heytesbury Plant.

Santos' work in the Otway community is complemented by its developing relationship with the wider community in this area, and the Company has maintained an ongoing program of support for a number of local organisations and schools. In 2002, this included the support for the Port Campbell Surf Life Saving Club, the provision of a fitness track and equipment at the Nullawarre Primary School, an infant incubator for the nursery at the Timboon Hospital and a new data projector for the Timboon P-12 School.

SPONSORSHIP PROGRAM: ACTIVE CORPORATE CITIZENSHIP

Santos plays an active role in the development of the many communities that sustain the Company. This is largely achieved through a comprehensive sponsorship program that is undertaken in the various geographic locations to which Santos is connected.

In 2002, this program included support for a diverse range of activities.

School of Petroleum Engineering and Management, University of Adelaide

In 2002, the first intake of 25 students was admitted to the School of Petroleum Engineering and Management at the University of Adelaide to commence the Bachelor degree course.

Santos' contribution of $25 million over 10 years helped to fund the construction of the purpose-built facility which was completed in early 2002.

This was an important milestone for the School as was the occasion of the mid-year opening event at which the Prime Minister, The Hon. John Howard, officiated.

Santos' support for this School is consistent with the Company's policy of supporting youth and education as well as being a direct investment in the future of the oil and gas industry.

Circus Oz

Santos sponsored the 2002 Brisbane season of Australia's premier community circus. Circus Oz is a resourceful, talented group which demonstrates the great benefits of teamwork. Without Santos' contribution, Circus Oz would have been unable to travel to Brisbane to perform its unique blend of comedy and acrobatics for the people of Queensland.

Youth development

In a three-way partnership, Santos, ATSIC and the Lloyd McDermott Foundation jointly facilitated a development program involving Indigenous youth from across the Northern Territory.

Over a number of weeks, more than 200 young men participated in a rugby union training program to develop their skills. Their efforts culminated in a match played against the New Zealand Maoris' Under-17 team at Aussie Stadium in Sydney.

Activities such as this can provide ongoing opportunities for the young people who participate, as well as help them to develop skills that can be applied to other areas of life.

Burke and Wills

Santos was the presenting sponsor of the exhibition, Burke and Wills: From Melbourne to Myth, at the Art Gallery of South Australia.

The exhibition featured art inspired by the ill-fated journey of Robert O'Hara Burke and William John Wills as well as artefacts and historical information about the expedition.

Santos has been exploring for oil and gas for almost half a century in the area in which Burke and Wills lost their lives and the sponsorship presented Santos with a unique opportunity to inform the community about the Company and this important part of Australia's history.

Environment: lightening our footprint

ENVIRONMENTAL POLICY AND PRACTICE

Santos' Environmental Vision, Commitment and Policy, revised in 2001, states, 'We intend to shrink and lighten the environmental footprint of our operations'. During 2002, there were a number of good examples of the Company responding to this challenge.

Santos employees led the development of a solar powered air compressor used to power safety and production control instruments installed on gas wellheads. By using these air compressors, Santos has reduced gas consumption and greenhouse gas emissions as well as decreasing operating costs. The benefits of this environmentally-friendly technology were acknowledged by the South Australian Chamber of Mines and Energy which awarded Santos with the 2002 Environmental Excellence Award.

Santos is contributing to and participating in research projects associated with its exploration and production activities to identify opportunities to further reduce the impact of these operations.

Oil spill prevention remains a key focus for the Company. During the year, a number of strategies were developed to drive continuous improvement in the areas of oil pipeline and flowline integrity, storage tank maintenance, suspension or abandonment of depleted oil wells and upgrading of oil production facilities.

Work commenced to merge the existing Business Unit environmental management systems into a newly developed single company-wide Environment, Health and Safety Management System, consistent with the requirements of international standard ISO 14001. This involved the integration of environmental management activities with health and safety in order to create a consistent set of standards.

While the Company's operations are complex and spread over vast and often remote areas, Santos has successfully implemented a company-wide electronic Incident Management System. The introduction of this system has encouraged reporting of all incidents, near misses and hazards and fostered broad-scale cultural change across Santos' operational areas.

The comprehensive incident reporting system has enabled significant risks to be identified, targeted mitigation and management strategies developed and measurable key performance indicators defined, all of which facilitate the continual environmental improvement of Santos' exploration and production activities.

GREENHOUSE: RISING TO THE CHALLENGE

Santos is committed to fulfilling its role as an energy producer in a sustainable manner, which includes minimising greenhouse emissions where it can feasibly do so, conserving energy and monitoring the development of renewable energies for opportunities that have the potential to contribute to the business. To date, Santos has focused on gathering data to compile an accurate emissions profile as well as investigating alternatives for reduction.

Addressing this issue is a major factor in the Company's program of identification and management of its key environmental issues and risks.

Santos is cognisant of the fact that the worldwide community's energy demand is predominantly met by burning fossil fuels. Of the fossil fuels, natural gas is the lowest greenhouse gas emitter. Renewable energies and the development of clean-burning fuels such as hydrogen are moving ahead but are unlikely to dominate over the 10 to 20-year horizon. Consequently, natural gas is seen to have a bridging role towards a lower greenhouse gas emitting energy industry.

Key efforts in reducing greenhouse emissions are focused on the biggest components: investigating the economics of process emissions disposal underground, increasing fuel efficiency and reducing flare/vent volumes.

To date, Santos has:

- continued to participate in the Australian Greenhouse Office (AGO) Greenhouse Challenge program via the Australian Petroleum Production and Exploration Association (APPEA)
- put forward two substantial emission reduction projects for funding via the AGO's Greenhouse Gas Abatement Program Round 2
- participated in the Yellowbank Flare Greenhouse Gas Reduction project in Queensland, in partnership with BP and Origin Energy, Australia's largest emission trading deal to date
- appointed a Manager – Greenhouse and Renewable Energy.

Further initiatives in progress include:

- the assessment of future greenhouse emissions from all the Company's producing interests, including properties operated by others, to establish management principles
- identifying greenhouse gas abatement opportunities and economics to identify a cost/abatement curve for the Company
- developing a company-wide policy and a greenhouse emission intensity reduction target
- reviewing and monitoring renewable energy sources for possible application to our operations and business.

Going forward

Santos is at the beginning of what will be a disciplined journey towards greater levels of sustainability. It has the strong foundation of a highly-commended process of corporate governance, well established risk identification and management techniques and a newly created management team to steer the Company's sustainability agenda.

The priority in 2003 is to focus on developing a data collection methodology and systems to improve understanding of major issues. Santos will set in motion a number of projects that will help to build the Company's sustainability platform. Work is already underway in areas such as energy efficiency, water use, supply chain and materials management, as well as policy formulation in the areas of Indigenous relations, ethical conduct and human rights.

We acknowledge the challenge ahead and aim to underpin our work with a philosophy and commitment to sustainability at all levels of the Company's operation.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE STATEMENT

The purpose of this statement is to provide details of the main corporate governance practices the Company had in place during the past financial year[1].

The Board of Santos Limited is committed to good corporate governance and to this end has had in place for a number of years formal guidelines recording the Board's policy on: Board composition and appointment of chairman; Board membership and attendance; the appointment and retirement of Directors; independent professional advice; compensation arrangements; external auditors; risk management; and ethical standards. Except where otherwise indicated, references in this statement to the "Board guidelines" are to the formal guidelines in force during the past financial year. The Board guidelines are reviewed by the Board on an annual basis and as required.

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board is responsible for the overall corporate governance of the Company including its strategic direction and financial objectives, establishing goals for management and monitoring the attainment of these goals.

To assist in the effective execution of its responsibilities, the Board has established a number of Board Committees including a Nomination Committee, a Remuneration Committee, an Audit Committee, a Finance Committee and an Environmental and Safety Committee. All Committees are chaired by, and comprised only of, non-executive Directors, except for the Environmental and Safety Committee, which includes the Managing Director as a member. The Board guidelines prescribe that the Board is to meet at least eight times a year, including a strategy meeting of two days duration.

All current non-executive Directors, including the Chairman, are considered to be 'independent' Directors, as defined in the 2002 guidelines of the Investment and Financial Services Association Limited.

COMPOSITION OF THE BOARD

The names and details of the experience, qualifications, age, special responsibilities and shareholdings of each Director of the Company are set out on page 33 of this Annual Report.

The composition of the Board is determined in accordance with the Company's Constitution and the Board guidelines including: the Board is to comprise a minimum of five and a maximum of ten Directors (exclusive of the Managing Director); the Board should comprise a substantial majority of non-executive Directors (currently the Board comprises seven non-executive and one executive Director); there should be a separation of the roles of Chairman and Chief Executive Officer of the Company; and the Chairman of the Board should be a non-executive Director.

Under the Board guidelines, it is the responsibility of the Nomination Committee to devise the criteria for, and review membership of, and nominations to, the Board. The primary criteria adopted in selection of suitable Board candidates is their capacity to contribute to the ongoing development of the Company having regard to the location and nature of the Company's significant business interests and to the candidates' age and experience by reference to the age and diversity of experience of existing Board members.

When a Board vacancy exists or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Nomination Committee has responsibility for proposing candidates for consideration by the Board and, where appropriate, engages the services of external consultants.

Prior to appointment, each Director is provided with a letter of appointment which, inter alia, encloses a copy of the Board guidelines. The expectations of the Board in respect to a proposed appointee to the Board and the workings of the Board and its committees are conveyed in interviews with the Chairman and access provided to appropriate executives in relation to details of the business of the Company. Directors are required to promptly disclose to the Board their interests in contracts and other directorships or offices held and to comply with the Company's Share Trading Guidelines (refer below).

Under the Company's Constitution, approximately one-third of Directors retire by rotation each year and Directors appointed during the year are required to submit themselves for election by shareholders at the Company's next Annual General Meeting. The Board guidelines prescribe that Directors are to retire at the first Annual General Meeting after reaching the age of 72 years and not seek re-appointment.

The Board guidelines were revised in February 2002 to provide: that non-executive Directors are to be appointed on the basis that their nomination for re-election as a Director is subject to review and support by the Board and that there should be appropriate circumstances justifying re-election after a specified period of service as a Director; and that the contribution of the Board and of individual Directors are the subject of formal review and discussion on a biennial and annual basis, respectively.

The current members of the Nomination Committee, all of whom are "independent" non-executive Directors, are Mr S Gerlach (Chairman), Mr P C Barnett, Mr F J Conroy, Mr G W McGregor, Mr M A O'Leary, Professor J Sloan and Mr I E Webber.

INDEPENDENT PROFESSIONAL ADVICE

The Board guidelines set out the circumstances and procedures pursuant to which a Director, in furtherance of his or her duties, may seek independent professional advice at the Company's expense. Those procedures require prior consultation with, and approval by, the Chairman and assurances as to the qualifications and reasonableness of the fees of the relevant expert and, under normal circumstances, the provision of the expert's advice to the Board.

REMUNERATION

The Remuneration Committee is responsible for reviewing the remuneration policies and practices of the Company including: the compensation arrangements for the Managing Director and senior management; the Company's superannuation arrangements; employee share and option plans; and, within the aggregate amount approved by shareholders, the fees for

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[1] Statements for future years will report against the yet to be published best practice recommendations of the ASX Corporate Governance Council, as referred to in Listing Rule 4.10.3.

non-executive members of the Board. Further information on these matters is included at pages 40 and 41 of this Annual Report and details of the Company's employee share and option plans are provided in Note 18 of the Financial Report. No non-executive Director may participate in any of the Company's share or option plans. Information in respect to indemnity and insurance arrangements for Directors and senior executives appears at page 41 of this Annual Report.

The current members of the Remuneration Committee, all of whom are "independent" non-executive Directors, are: Professor J Sloan (Chairperson), Mr S Gerlach and Mr I E Webber.

AUDIT COMMITTEE

The Board guidelines require the Board to continue in existence an Audit Committee of the Board.

The role of the Audit Committee is documented in a Charter, approved by the Board, which Charter was revised in December 2002 in line with contemporary best practice.

The Committee is required to meet at least three times per year. All members must be "independent" non-executive Directors and financially literate, with at least one member having past employment experience in finance and accounting, requisite professional certification in accounting or other comparable experience or background.

The role of the Audit Committee includes: examining the accounting policies of the Company to determine whether they are appropriate and in accordance with generally accepted practices; ensuring that truth and fairness is reflected in the preparation and publication of the Company's financial reports; meeting regularly with the auditors to reinforce the independence of the auditors, to determine the appropriateness of internal and external audit procedures, to review the performance of the auditors and to provide the auditors with confidential access to the Board; to receive from the external auditors a formal written statement delineating all relationships between the auditors and the Company and confirming compliance with all professional and regulatory requirements relating to auditor independence; and referring matters of concern to the Board, as appropriate, and considering issues which may impact on the financial accounts of the Company.

The Audit Committee Charter clearly identifies those services that the external auditor may not provide, those that may be supplied and those that require specific approval of the Chairman of the Audit Committee, in consultation with other members of the Committee.

The Charter also provides: that the Board will not invite any past or present lead audit partner of the firm currently engaged as the Company's external auditor to fill a vacancy on the Board; that the lead audit partner will be required to rotate off the audit after a maximum of five years and there will be a period of at least three years before that partner can again be involved in the Company's audit; and that internal audit function, if outsourced, will be provided by a firm other than the external audit firm. These provisions reflect the current behaviours expected of the world's leading corporations and are consistent with the ethical values and integrity of the Company.

Minutes and recommendations of the Audit Committee are distributed at the next Board Meeting.

The current members of the Audit Committee, all of whom are "independent" non-executive Directors, are: Mr G W McGregor (Chairman), Professor J Sloan and Mr F J Conroy.

FINANCE COMMITTEE

A Finance Committee of the Board was established in May, 2002.

The role of the Finance Committee is documented in a Charter, approved by the Board, and includes responsibility for considering and making recommendations to the Board on the Company's capital management strategy and the Company's funding requirements and specific funding proposals. The Committee also has responsibility for formulating and monitoring compliance with treasury policies and practices and the management of credit, liquidity and commodity market risks.

The current members of the Finance Committee, all of whom are "independent" non-executive Directors, are: Mr S Gerlach (Chairman), Mr F J Conroy and Mr G W McGregor.

RISK MANAGEMENT

The Board has in place a number of arrangements and internal controls intended to identify and manage areas of significant business risk. These include the maintenance of: Board Committees; detailed and regular budgetary, financial and management reporting; established organisational structures, procedures, manuals and policies; audits (including internal and external financial, environmental and safety audits); comprehensive insurance programmes; and the retention of specialised staff and external advisors.

An Enterprise Wide Risk Management approach forms the cornerstone of Risk Management activities of the Company and is based on AS/NZS 4360. The aim is to provide the Audit Committee of the Board and the newly formed Executive Risk Management Committee assurance that major business risks facing the Company have been consistently identified and assessed, and that active management plans and controls are in place for the ongoing management of these risks. Independent validation of controls is undertaken by internal audit as part of its risk based approach.

Examples of management of specific risks are as follows:

- MANAGEMENT OF ENVIRONMENTAL RISK – environmental risk is managed through: comprehensive environmental management systems; environmental committees at Board and management levels; the retention of specialist environmental staff and advisers; regular internal and external environmental audits; and imposing environmental care as a line management responsibility. The current members of the Environmental and Safety Committee are: Mr S Gerlach (Chairman), Mr P C Barnett, Mr M A O'Leary, Mr I E Webber and Mr J C Ellice-Flint.
- MANAGEMENT OF EXPLORATION RISK – exploration risk is managed through internal control systems which include: formalised risk assessment procedures at the business unit level; Corporate review in both prospect and hindsight; Board approval of exploration budgets; and regular reporting on progress to the Board. External reviews are also undertaken as necessary.

CORPORATE GOVERNANCE CONTINUED

- INVESTMENT APPRAISAL – the Company has clearly defined procedures for capital expenditure. These include: annual budgets; detailed appraisal and review procedures; levels of authority; and due diligence requirements where assets are being acquired.
- FINANCIAL REPORTING – a comprehensive budgeting system exists with an annual budget approved by the Board. Monthly actual results are reported against budget and, where applicable, revised forecasts for the year are prepared and reported to the Board. Speculative transactions are prohibited. Further details relating to financial instruments and commodity price risk management are included in Note 32 of the Financial Report.
- FUNCTIONAL SPECIALITY AND BUSINESS UNIT REPORTING – all significant areas of Company operations are subject to regular reporting to the Board. The Board receives regular reports on the performance of each business unit and on exploration, development, finance, liquids marketing, safety, government, investor relations and environmental matters.

Senior management attend Board and Committee meetings, at which they report to Directors within their respective areas of responsibility. This assists the Board in maintaining its understanding of the Company's business and assessing the senior management team. Where appropriate, advisers to the Company attend meetings of the Board and of its Committees.

Under the Company's Delegation of Authority, the Board is responsible, inter alia, for the approval of the annual corporate budget and for significant: acquisitions and disposals of assets; expenditure decisions outside of the corporate budget; hedging of product sales; sales contracts; and financing arrangements.

ETHICAL STANDARDS

In pursuance of the promotion of high standards of corporate governance, the Board has, without adopting a formal code of ethics, established and maintained various internal standards which extend beyond requirements prescribed by law.

SHARE TRADING GUIDELINES

In addition to the provisions of the Corporations Act, which apply to all Santos employees, the Company has developed specific written guidelines that prohibit Directors and executives from acquiring, selling or otherwise trading in the Company's shares if they possess material price-sensitive information which is not in the public domain.

The guidelines were amended in October, 2002 to also prohibit Directors and executives from trading in Santos securities during the periods commencing on 1 January and 1 July each year and expiring two days after the announcement of the Company's annual and half yearly results, respectively. Under the guidelines, Directors must inform and receive acknowledgment from the Chairman or his representative (and executives from the Secretary or a person appointed by the Board) of an intention prior to any dealings in securities either by themselves or by their associates.

CONTINUOUS DISCLOSURE

The Company has developed policies and procedures in accordance with its commitment to fulfilling its obligations to shareholders and the broader market for continuous disclosure. The policy is regularly reviewed and updated for changes to the law and the Listing Rules. All material information disclosed to the ASX is posted on the Company's website at www.santos.com.

BOARD OF DIRECTORS


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1 STEPHEN GERLACH
LLB

Age 57. Director since 5 September 1989 and Chairman since 4 May 2001. Chairman of the Environmental and Safety Committee and the Finance Committee and member of the Remuneration Committee of the Board and Chairman of Santos Finance Ltd. Chairman of Elders Australia Ltd and Director and Chairman-elect of Futuris Corporation Ltd. Director of Southcorp Holdings Ltd, Challenger Beston Limited and Elders Rural Bank Ltd. Former Managing Partner of the Adelaide legal firm, Finlaysons.

2 JOHN CHARLES ELLICE-FLINT
BSc (Hons)

Age 52. Managing Director since 19 December 2000, member of the Environmental and Safety Committee of the Board, Director of Santos Finance Ltd and also Chairman of other Santos Ltd subsidiary companies. Member and Chair of the South Australian Museum Board. Twenty-six years experience in the international oil and gas industry with Unocal, including as Senior Vice President: Global Exploration and Technology and Vice President: Corporate Planning and Economics.

3 PETER CHARLES BARNETT
FCPA

Age 62. Director since 31 October 1995 and member of the Environmental and Safety Committee of the Board. Director of Mayne Group Ltd, AMCIL Ltd and Opis Capital Ltd. Former Managing Director and Chief Executive Officer of Pasminco Ltd (1988-1995) and Chief Executive Officer of EZ Industries Ltd.

4 FRANK JOHN CONROY
BCom, MBA, FAIM, FAICD, FAIBF

Age 60. Director since 19 October 1999, member of the Audit Committee and the Finance Committee of the Board and Director of Santos Finance Ltd. Chairman of St George Bank Ltd, ORIX Australia Corporation Ltd and Australian Pharmaceutical Industries Limited. Director of Futuris Corporation Ltd. Former Managing Director of Westpac Banking Corporation.

5 GRAEME WILLIAM McGREGOR
AO, BEc, FCPA, FAIM, FAICD

Age 64. Director since 3 September 1999. Chairman of the Audit Committee and member of the Finance Committee of the Board and Director of Santos Finance Ltd. Director of Foster's Group Ltd, Nufarm Ltd, Were Securities Ltd and Community Foundation Network Ltd. Member of the Financial Reporting Council. Former Executive Director Finance of The Broken Hill Proprietary Company Limited.

6 MICHAEL ANTHONY O'LEARY DipMinE, BSc, FAusIMM, FAIM, FAICD

Age 67. Director since 15 October 1996 and member of the Environmental and Safety Committee of the Board. Deputy Chairman of Bank of Western Australia Ltd. Former Chairman of Hamersley Iron, Argyle Diamonds, Dampier Salt and former Director of Rio Tinto Ltd and Rio Tinto plc.

7 PROFESSOR JUDITH SLOAN
BA (Hons), MA, MSc

Age 48. Director since 5 September 1994. Chairperson of the Remuneration Committee and member of the Audit Committee of the Board. Chairperson of SGIC Holdings Ltd and Director of Mayne Group Ltd and a Board member of the Australian Broadcasting Corporation. Former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.

8 IAN ERNEST WEBBER
AO, BE, ATS, FCIT, FAIM

Age 67. Director since 16 February 1993 and member of the Environmental and Safety Committee and the Remuneration Committee of the Board. Director of WMC Resources Ltd. Member of General Motors Australian Advisory Council. Former Managing Director and Deputy Chairman of Chrysler Australia Ltd and Managing Director of Mitsubishi Motors Australia Ltd. Former Chairman of Mayne Nickless Ltd Group.

EXECUTIVE MANAGEMENT

CORPORATE

Chief Executive Officer and Managing Director	– John Ellice-Flint
Executive General Manager – Finance and Accounting	– Peter Wasow
General Manager – Accounting	– Don Priestley
Chief Information Officer	– Einar Vikingur
Group General Counsel and Company Secretary	– Michael Roberts
General Manager – Drilling	– Frank Jones
General Manager – Human Resources	– Kevin Coates
Manager – Strategic Planning and Performance	– Geoff Brown

VOLUME STREAM

General Manager – Central Australia	– Jon Young
General Manager – Engineering and Facilities	– Denis Dare
General Manager – Northern Australia	– Rod Rayner
General Manager – Western Australia	– Paul Moore
Manager – Reservoir and Production Engineering	– Wilf Lammerink

GROWTH STREAM

General Manager – Business Development	– Graeme Bethune
General Manager – Exploration	– Jacques Gouadain
General Manager – Gas Commercialisation and Marketing	– Bruce Wood
President – Santos USA Corp	– Kathy Hogenson
General Manager – Southern Australia	– Rick Wilkinson
General Manager – South East Asia	– Bob Hall

SANTOS GROUP INTERESTS

as at 18 February 2003

Licence Area	% Interest
South Australia	
Cooper Basin (Fixed Factor Area) (PPLs 6-20, 22-25, 27-61, 63-75, 78-117, 119, 120, 124, 126-130, 132-140, 143-146, 148-151, 153-155, 157, 159-166, 169-181, 183-186, 188-190, 192, 193, 195, 196 & 198)	59.8
Patchawarra East Joint Operating Area (PPLs 26, 76, 77, 118, 121-123, 125, 131, 142, 147, 152, 156, 158, 167, 182, 187, 191, 194 & 197)	69.4
SA Unit and Downstream	59.8
Queensland	
South-West Queensland	
ATP 259P Naccowlah (PLs 23-26, 35, 36, 62, 76-79, 82, 87, 105, 107, 109, 133, 149, 175, 181, 182 & 189	55.5
Total 66 (PLs 34, 37, 63, 68, 75, 84, 88, 110, 129, 130, 134, 140, 142-144, 150, 168, 178, 186, 193, PPL8 & PPL14)	70.0
Wareena (PLs 113, 114, 141, 145, 148, 153, 157, 158, 187 & 188)	61.2
Innamincka (PLs 58, 80, 136, 137, 156 & 159)	70.0
Alkina	72.0
Aquitaine A (PLs 86, 131, 146 & 177)	52.5
Aquitaine B (PLs 59-61, 81, 83, 85, 97, 106, 108, 111, 112, 132, 135, 139, 147, 151, 152 & 155)	55.0
Aquitaine C (PLs 138 & 154)	47.8
50/40/10 (PL 55)	60.0
SWQ Unit (PLs 5, 9, 12-13, 16-18, 31, 34-40, 46-48, 62 & 64-72)	60.1
ATP 267P (Nockatunga) (PLs 33, 50 & 51)	59.1
ATP 299P (Tintaburra) (PLs 29, 38, 39, 52, 57, 95, 169 & 170)	89.0
Surat Basin	
ATP 212P (Major) (PLs 30, 56 & 74)	15.0
ATP 336P (Kalima)	85.0
ATP 336P (Roma) (PLs 3-13, 93 & PPL2)	85.0
ATP 336P (Waldegrave) (PLs 10-12, 28, 69 & 89)	46.3
ATP 470P (Redcap) (PL 71)	10.0
ATP 471P (Bainbilla) (PL 119)	16.7
ATP 471P (Myall)	51.0
Boxleigh	100.0
PL 1 (Moonie)	100.0
PL 1 (2) (Cabawin)	100.0
PL 1 (2) (Cabawin Farm-out)	50.0
PL 2 (Kooroon)	52.5
PL 2C (Alton)	100.0
PL 2C (Alton Farm-out)	63.5
PL 5 (Barcoo)	85.0
PL 5 (Drillsearch)	21.3
PL 5 (Mascotte)	42.5
PL 11 (Snake Creek East)	25.0
PL 12 (Trinidad)	92.5
PL 17	70.0
PL 17 (Bennett Exclusion)	100.0
PL 17 (Leichardt Exclusion)	70.0
PLs 21, 22, 27 & 64 (Balonne)	12.5
Bowen Basin	
ATP 337P (PLs 41-45, 54, 67, 173, 183, PPL10 & PPL11)	50.0
ATP 378P (Scotia) PL176	100.0
ATP 553P	50.0
ATP 685P (Cockatoo Creek)	100.0
Facilities	
Wungoona Processing Facilities	50.0
Moonie to Brisbane Pipeline	100.0
Jackson Moonie Pipeline	82.8
Ballera to Mt Isa Pipeline	18.0
Victoria	
Otway Basin (onshore)	
PEP 153	100.0
PEP 154	90.0
PEP 160	60.0
PPLs 4, 5 & 7	100.0
PPLs 6, 9, 10 & 11	90.0
Otway Basin (offshore)	
VIC/P44 (Casino)	50.0
VIC/P51	80.0
VIC/P52	33.3
VIC/RL7 (La Bella)	10.0
VIC/L22 (Minerva)	10.0
Gippsland Basin	
VIC/RL1 (Golden Beach)	66.7
VIC/RL2 (Kipper)	20.0
VIC/RL3 (Sole)	35.0
VIC/L21 (Patricia Baleen)	20.0
Offshore South Australia	
Duntroon Basin	
EPP 32	100.0
Offshore Tasmania	
Sorell Basin	
T/32P	50.0
T/33P	80.0
Northern Territory	
Amadeus Basin	
OL 3 (Palm Valley)	48.0
Ls 4 and 5 (Mereenie)	65.0
RL2 (Dingo)	65.7
Mereenie-Brewer Estate Pipeline	65.0
Offshore Northern Australia	
Carnarvon Basin	
EP 61	28.6
EP 62	28.6
EP 325	25.0
EP 357	35.7
L1H (Barrow Island)	28.6
L1O	28.6
L12 (Crest)	35.7
L13 (Crest)	35.7
TL/2 (Airlie)	15.0
TL/3 (Thevenard)	28.6
TL/4 (Thevenard)	35.7
TL/7 (Thevenard)	35.7
TP/2	28.6
TP/3 (1, 2 & 3)	100.0
TP/7 (1-3)	43.7
TP/7 (4)	18.7

Licence Area	% Interest
TR/4 (Australind)	35.7
WA-1-P	22.6
WA-7-L	28.6
WA-8-L (Talisman)	37.4
WA-13-L (East Spar)	45.0
WA-15-L (Stag)	54.2
WA-15-L (Lower Area)	36.0
WA-20-L (Legendre)	22.6
WA-149-P	18.7
WA-191-P (Mutineer/Exeter)	33.4
WA-208-P	29.9
WA-209-P (Reindeer)	36.0
WA-214-P (John Brookes)	28.8
WA-264-P	66.7
WA-298-P	28.8
Browse Basin	
WA-242-P	33.3
WA-281-P	34.1
WA-282-P	52.8
WA-283-P	40.3
WA-338-P	71.5
Bonaparte Basin	
NT/RL1 (Petrel)	95.0
WA-6-R (Petrel West)	95.0
WA-18-P (Tern)	100.0
Houtman Basin	
WA-328-P	33.0
WA-339-P	50.0
Timor Sea	
AC/L1 (Jabiru)	10.3
AC/L2 (Challis)	10.3
AC/L3 (Cassini)	10.3
NT/P48 (Evans Shoal)	40.0
NT/P61	100.0
Timor Gap	
JPDA 91-01	25.0
JPDA 91-12	21.4
Bayu-Undan Gas Field	11.8
Papua New Guinea	
PDL 1 (Hides)	31.0
PDL 3	15.9

Licence Area	% Interest
PL 3	3.6
PPL 189	42.6
PPL 190	31.3
PPL 206	48.0
PPL 228	40.0
PRL 4	35.3
PRL 5	35.3
PRL 9	42.6
SE Gobe Unit	9.4
Indonesia	
Bentu	61.1
Korinci-Baru	61.1
Madura Offshore (Maleo)	75.0
Sampang (Oyong)	45.0
Warim	20.0
United States of America	Avg working interest
Gulf of Mexico	
- EI 143	2.0
South Texas	
- Birdie Porter Green	50.0
- Buckeye	45.0
- Cheek	12.5
- Cuatro de Julio	47.0
- Duffy	33.2
- Duncan Slough	67.4
- El Maton	64.6
- Fuhrken	25.0
- Fulton	25.0
- Gillock	21.8
- Hall Ranch	57.7
- Hidalgo	25.0
- Hinton	25.0
- Hordes Creek	28.5
- Knight	30.0
- Lafite/Allen Dome	100.0
- Lovell Lake	12.5
- Lox B	25.0
- Markham	16.0
- Midfield	62.5
- Mikeska	47.4

Licence Area	Avg working interest
- Mountainside	25.0
- Papalote	41.0
- Raymondville	9.4
- Remmers	65.0
- Riverdale	23.1
- Thomaston	100.0
- Tidehaven	57.8
- Verdad	25.0
- Vicksburg II, Phase I	42.0
- Vicksburg II, Phase II	66.8
- West Port Acres	12.5
South Louisiana	
- Howards Creek	25.0

10 YEAR SUMMARY 1993-2002

As at 31 December	1993	1994	1995	1996	1997	1998	1999	2000	2001	**2002**
Santos average realised oil price (A$/bbl)	27.64	23.64	24.96	27.43	27.42	20.95	27.57	46.54	45.53	**44.74**
Financial performance ($million)										
Product sales revenue	680.2	640.0	671.6	729.2	778.5	769.4	944.5	1,497.1	1,459.7	**1,478.4**
Total operating revenue	931.6	727.3	740.1	804.0	859.5	1,000.8	995.6	1,556.2	1,561.8	**1,548.1**
Foreign currency gains/(losses)	(7.3)	66.3	(16.0)	25.0	3.6	2.0	0.3	2.7	0.2	**(0.7)**
Profit from ordinary activities before tax	279.9	306.6	241.0	331.9	322.3	267.3	339.6	725.9	627.6	**493.3**
Income tax relating to ordinary activities	60.6	116.2	130.4	136.0	116.1	91.0	30.5	239.1	181.7	**171.2**
Net profit after income tax attributable to the shareholders of Santos Ltd	219.3	190.4	110.6	195.9	206.2	176.3	309.1	486.8	445.9	**322.1**
Financial position ($million)										
Total assets	2,831.2	2,897.2	2,915.5	3,443.4	4,036.2	4,236.1	4,338.7	4,659.8	5,048.7	**5,320.8**
Net debt	711.2	619.9	642.0	938.6	1,114.2	1,280.0	1,301.1	866.6	1,060.8	**1,162.9**
Total equity	1,380.6	1,532.2	1,519.3	1,586.3	1,919.0	1,939.2	2,056.7	2,310.9	2,726.6	**2,863.9**
Reserves and production (mmboe)										
Proved and Probable Reserves (2P)	675	663	703	860	1,009	966	941	921	724	**732**
Production	36.3	37.2	36.8	39.2	41.1	45.6	49.2	56.0	55.7	**57.3**
Exploration*										
Wells drilled (number)	66	63	66	91	112	81	34	42	26	**18**
Expenditure ($million)	79.6	91.9	87.9	121.1	190.1	180.7	78.1	100.1	93.4	**133.1**
Other capital expenditure ($million)										
Delineation and development*	40.0	52.2	53.9	105.8	179.7	158.1	116.8	187.1	308.1	**308.8**
Buildings, plant and equipment	80.6	30.5	40.1	150.3	205.4	165.7	102.5	153.5	258.7	**319.0**
Share information										
Share issues	Dividend Reinvestment Plan	Dividend Reinvestment Plan/ Executive Share Plan			1 for 8 rights issue/ Employee Share Plan	Employee Share Plan	Employee Share Plan/ Executive Share Plan	Employee Share Plan/ Executive Share Plan/ Restricted Shares/ Exercise of Options	Employee Share Plan/ Executive Share Plan/ Share Buy-back/ Exercise of Options/ Schemes of Arrangement	Employee Share Plan/ Executive Share Plan/ Exercise of Options
Number of issued ordinary shares at year end (million)	517.9	539.6	539.6	539.6	607.3	607.8	608.2	610.4	579.3	**583.1**
Weighted average number of ordinary shares (million)	518.8	539.2	553.3	553.4	583.7	605.6	606.1	608.3	612.0	**580.9**
Dividends per ordinary share										
- ordinary (¢)	22.0	22.0	23.0	24.0	25.0	25.0	27.0	30.0	30.0	**30.0**
- special (¢)	5.0	-	-	-	-	-	-	10.0	-	**-**
Dividends										
- ordinary ($million)	112.3	117.2	123.6	129.0	151.3	151.4	163.7	182.7	179.9	**174.8**
- special ($million)	25.8	-	-	-	-	-	-	61.2	-	**-**
Number of issued preference shares at year end (million)	-	-	-	-	-	-	-	-	3.5	**3.5**
Dividends per preference share ($)	-	-	-	-	-	-	-	-	-	**8.676**
Dividends ($million)	-	-	-	-	-	-	-	-	-	**24.8**

As at 31 December	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Ratios and statistics										
Earnings per share (¢)	42.3	35.3	20.0	35.4	35.3	29.1	51.0	80.0	72.9	**51.2**
Return on total operating revenue (%)	23.5	26.2	14.9	24.4	24.0	17.6	31.0	31.3	28.6	**20.8**
Return on average ordinary equity (%)	16.8	13.1	7.2	12.6	11.8	9.1	15.5	22.3	19.0	**13.1**
Return on average capital employed (%)	12.3	10.3	6.1	9.6	8.7	7.1	11.5	16.7	14.1	**9.0**
Net debt/(net debt + equity) (%)	34.0	28.8	29.7	37.2	36.7	39.8	38.7	27.3	28.0	**28.9**
Net interest cover (times)	7.0	8.3	5.8	6.2	5.4	4.4	5.2	9.1	9.7	**8.1**
General										
Number of employees	1,526	1,492	1,471	1,461	1,615	1,650	1,645	1,631	1,713	**1,737**
Number of shareholders	42,068	50,595	55,684	55,482	65,459	81,286	81,416	76,457	86,472	**85,888**
Market capitalisation ($million)	1,988	1,868	2,111	2,741	3,826	2,654	2,516	3,670	3,589	**3,509**

Prior year amounts have, where applicable, been adjusted to place them on a comparable basis with current year amounts.
* From 2001, appraisal and near-field exploration wells have been reclassified from exploration to delineation expenditure. Prior year amounts have not been restated.

FINANCIAL REPORT

CONTENTS

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the financial report of Santos Ltd ("the Company") and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the financial year ended 31 December 2002, and the auditor's report thereon. Information in this Annual Report referred to by page number in this report or contained in a Note to the financial statements referred to in this report is to be read as part of this report.

1. Directors, Directors' Shareholdings and Directors' Meetings

The names of Directors of the Company in office at the date of this report and details of the relevant interest of each of those Directors in shares in the Company at that date are as set out below:

Surname	Other Names	Shareholdings in Santos Ltd		Surname	Other Names	Shareholdings in Santos Ltd	
		Ordinary Shares	Reset Convertible Preference Shares			Ordinary Shares	Reset Convertible Preference Shares
Barnett	Peter Charles	12,394		McGregor	Graeme William	10,000	200
Conroy	Francis John	1,900		O'Leary	Michael Anthony	4,725	
Ellice-Flint	John Charles			Sloan	Judith	5,000	125
	(Managing Director)	1,000,000 *		Webber	Ian Ernest	20,771	200
Gerlach	Stephen						
	(Chairman)	32,305					

The above named Directors held office during and since the end of the financial year.

Except where otherwise indicated, all shareholdings are of fully paid ordinary shares.

* These shares are Restricted Shares issued on the terms described in Note 18 to the financial statements.

No Director holds shares in any related body corporate, other than in trust for the Company.

At the date of this report, Mr J C Ellice-Flint holds 3,000,000 options under the Santos Executive Share Option Plan and subject to the further terms described in Note 18 to the financial statements.

Details of the qualifications, experience and special responsibilities of each Director are set out on page 33 of this Annual Report.

Directors' Meetings

The number of Directors' Meetings and meetings of committees of Directors held during the financial year and the number of meetings attended by each Director are as follows:

Surname	Other Names	Directors' Meetings		Audit Committee		Environmental & Safety Committee**		Remuneration Committee		Finance Committee	
		No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended
Barnett	Peter Charles	13	12			2	2				
Conroy	Francis John	13	13	1	1					2	2
Ellice-Flint	John Charles	13	13			2	2				
Gerlach	Stephen	13	13			2	2	4	4	2	2
McGregor	Graeme William	13	12	4	4					2	2
O'Leary	Michael Anthony	13	13			2	2				
Sloan	Judith	13	13	4	4			4	4		
Webber	Ian Ernest	13	11	3	3	1	1	4	4		

* Reflects the number of meetings held during the time the Director held office, or was a member of the Committee, during the year.

** In addition to formal meetings, the Committee participated in site visits to Moomba and Barrow Island.

As at the date of this report, the Company had an audit committee of the Board of Directors.

Particulars of the Company's corporate governance practices appear on pages 30 to 32 of this Annual Report.

2. Principal Activities

The principal activities of the consolidated entity during the financial year were: petroleum exploration; the production, treatment and marketing of natural gas, crude oil, condensate, naphtha and liquid petroleum gas; and the transportation by pipeline of crude oil. No significant change in the nature of these activities has occurred during the year.

3. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained in pages 2 to 11, 14, 16 to 18, 20 and 22 to 25 of this Annual Report.

4. Dividends

In respect of the financial year:

(a) the Directors on 19 February, 2003 declared a fully franked final dividend of 15 cents per fully paid ordinary share be paid on 31 March, 2003 to members registered in the books of the Company as at close of business on 7 March, 2003. This final dividend amounts to approximately $87.4 million; and

(b) a fully franked interim dividend of $87.4 million (15 cents per share) was paid to members in September 2002.

A fully franked final dividend of $86.8 million (15 cents per share) was paid in April 2002 on the 2001 results. Indication of this dividend payment was disclosed in the 2001 Annual Report.

In accordance with the Terms of Issue: fully franked dividends of $2.1060 and $3.2940 per reset convertible preference share were paid on 2 April, 2002 and 30 September, 2002 respectively; and a fully franked dividend of $3.2760 per reset convertible preference share is to be paid on 31 March, 2003, amounting to $11.5 million.

5. State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year other than those referred to on pages 2, 4, 7, 8, 10, 11, 14, 16 to 18 and 20 of this Annual Report, including the acquisition by Santos Americas and Europe Corporation of Esenjay Exploration, Inc.

6. Environmental Regulation

The consolidated entity's Australian operations are subject to various environmental regulations under Commonwealth, State and Territory legislation, including under applicable petroleum legislation and in respect to: its South Australian operations, some 34 State and Commonwealth Acts and licences (nos. EPA 2569, 1259, 888 and 2164) issued under the Environmental Protection Act, 1993; its Queensland operations, some 27 State and Commonwealth Acts and licence no. 150029 issued under the Environmental Protection Act, 1994; its Northern Territory operations, some 15 Territory and Commonwealth Acts; its offshore operations, some 29 State, Territory and Commonwealth Acts; and its Victorian operations, some 26 State and Commonwealth Acts. Applicable legislation and requisite environmental licences are specified in the entity's relevant Environmental Compliance Manuals, which Manuals form part of the consolidated entity's overall Environmental Management System. Compliance performance is monitored on a regular basis and in various forms, including environmental audits conducted by regulatory authorities and by the Company, either through internal or external resources. During the financial year: no fines were imposed; no prosecutions were instituted; and, except as mentioned below, no notice of non-compliance with the above referenced regulations was received from a regulatory body. Pursuant to the Environmental Protection Act, 1993 (South Australia) a letter was received from the SA Environment Protection Authority, which letter was expressed in terms of a formal warning in respect of an oil spill on the Tantanna to Gidgealpa pipeline and pursuant to the Petroleum Act, 2000 (South Australia) letters were received from Primary Industries and Resources South Australia seeking full compliance with pipeline standard AS2885 and accepting the Company's action plan in response thereto. Pursuant to Petroleum Act, 1923 (Queensland) an environmental audit of the Tickalara-Jackson and Jackson-Moonie-Lytton oil pipelines was completed by the Queensland Department of Natural Resources and Mines in late 2001 and received in early 2002. The audit report identified, but was expressed not to constitute formal notification of, certain issues of non-compliance with a pipeline licence, which issues have been, or are being, addressed by the Company.

7. Events Subsequent to Balance Date

In the opinion of the Directors there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

8. Likely Developments

Certain likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are referred to at pages 9 to 11, 14, 16 and 18 to 20 of this Annual Report. Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

DIRECTORS' STATUTORY REPORT CONTINUED

9. Directors' and Senior Executives' Emoluments

The remuneration policies and practices of the Company, (including the compensation arrangements for executive Directors and senior management), the Company's superannuation arrangements, the fees for non-executive members of the Board (within the aggregate amount approved by shareholders), the Company's employee share and option plans and executive and senior management performance review and succession planning are matters referred to and considered by the Remuneration Committee of the Board, which has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors - As indicated above, within the aggregate amount approved by shareholders, the fees of the Chairman and non-executive Directors are set at levels which represent the responsibilities of and the time commitments provided by those Directors in discharging their duties. Regard is also had to the level of fees payable to non-executive Directors of comparable companies.

Non-executive Directors are also entitled to receive a retirement payment upon ceasing to hold office as a Director. The retirement payment (inclusive of superannuation guarantee charge entitlements) is made pursuant to an agreement entered into with each Director in terms approved by shareholders at the 1989 Annual General Meeting. The Company's policy in respect to non-executive Directors' retirement allowances is being reviewed by the Remuneration Committee of the Board.

Senior Executives - Remuneration levels are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities.

Remuneration packages of senior executives include long term performance based components in the form of equity participation through the Santos Executive Share Option Plan. Options issued under the Plan are linked to the longer term performance of the Company and are only exercisable following the satisfaction of performance hurdles that are designed to maximise shareholder wealth. The Santos Executive Share Option Plan is being reviewed by the Remuneration Committee of the Board. Short term components of remuneration packages are being addressed in the form of a percentage of base remuneration which is "at risk" against agreed corporate and individual performance criteria. Measurement against performance criteria for the financial year ended 31 December, 2002 is yet to be determined for individual employees and accordingly the amounts set out in the following table under the heading "Bonuses" for Executive Officers do not include such short term component. These will be included for the relevant Executive Officers in the financial year in which payment is made.

Details of the nature and amount of each element of the emoluments for the financial year of each Director and each of the five officers of the Company and the consolidated entity receiving the highest emoluments are:

Non-Executive Directors		Directors' Fees $	Committee Fees $	Superannuation Contributions (1) $	Non-Cash Benefits $	Retirement Payment $	Total $
Gerlach	Stephen (Chairman)	225,000	4,000	9,662	63,017	–	301,679
Barnett	Peter Charles	75,000	6,750	6,980	–	–	88,730
Conroy	Francis John	75,000	4,196	6,778	–	–	85,974
McGregor	Graeme William	75,000	12,500	7,485	–	–	94,985
O'Leary	Michael Anthony	75,000	6,750	6,980	–	–	88,730
Sloan	Judith	75,000	10,500	7,318	–	–	92,818
Webber	Ian Ernest	75,000	9,250	7,205	–	–	91,455

Executive Directors		Position	Base Remuneration (2) $	Bonuses $	Other Benefits (3) $	Retirement Payments (4) $	Notional Value of Options (5) $	Total $
Ellice-Flint	John Charles	CEO & Managing Director	1,000,000	1,300,000	490,000	–	–	2,790,000
Executive Officers								
Reynolds	John Cyril	Former Executive General Manager - Corporate Services	389,615	–	36,667	298,589	–	724,871
Hogenson	Kathleen Applegate	President Santos USA Corp	386,561	39,537	87,050	–	40,000	553,148
Young	Jon Terence	General Manager Central Business Unit	346,500	–	116,738	–	–	463,238
Rayner	Rodney Alan	General Manager Northern Business Unit	308,333	–	91,667	–	40,000	440,000
Jones	Frank Leroy	General Manager Drilling	341,197	70,000	9,662	–	–	420,859

(1) Contributions made in accordance with the Company's Superannuation Guarantee Charge obligations.

(2) Base Remuneration includes base salary, packaged benefits and FBT (where applicable).

(3) Other Benefits are non base remuneration benefits including Company contributions to superannuation and the cost to the Company of cars (including applicable FBT).

(4) Includes contractual and statutory payments made upon retirement.

(5) Notional value of options granted by the Company during the year. Options were granted pursuant to the Santos Executive Share Option Plan, details of which are described in Note 18 to the financial statements. The Options were valued by independent valuers using a modified Black-Scholes option valuation methodology as at the date of issue (Grant Date). These options are subject to company performance hurdles and are only exercisable if these hurdles have been achieved.

Grant Date	Exercise Price	Expiry Date	Valuation
18 June 2002	$6.20	17 June 2007	$0.40 per option

Number of options granted to Kathleen Applegate Hogenson was 100,000.
Number of options granted to Rodney Alan Rayner was 100,000.

Note: The officers (including former officers) disclosed above were those executive officers within the consolidated entity responsible for strategic direction and senior operational management receiving the highest emoluments.

No options have been granted since the end of the financial year. Information in relation to shares issued as a result of the exercise of options over unissued shares is contained in Note 18 to the financial statements.

10. Indemnification

Article 177 of the Company's Constitution provides that the Company indemnifies each person who is or who has been an "officer" (as defined in the Corporations Act) of the Company against any liability to another person (other than the Company or a related body corporate) arising from their position as such officer, unless the liability arises out of conduct involving a lack of good faith. The Company has insured against amounts which it is liable to pay pursuant to Article 177 or which it otherwise agrees to pay by way of indemnity. Article 177 also provides for an indemnity in favour of an officer or auditor (KPMG) in relation to costs incurred in defending proceedings in which judgement is given in their favour or in which they are acquitted or the Court grants relief.

In conformity with Article 177, the Company is party to Deeds of Indemnity in favour of each of the Directors referred to in this report, who held office during the year and certain General Managers of the consolidated entity, being indemnities to the full extent permitted by law. There is no monetary limit to the extent of the indemnity under those Deeds and no liability has arisen thereunder during or since the financial year.

11. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made on 19 February, 2003 in accordance with a resolution of the Directors.

Director

19 February, 2003

Director

STATEMENTS OF FINANCIAL PERFORMANCE

for the year ended 31 December 2002

		Consolidated		Santos Ltd	
	note	2002 $million	2001 $million	2002 $million	2001 $million
Product sales	2	1,478.4	1,459.7	620.2	567.6
Cost of sales	3	(871.9)	(798.1)	(327.6)	(300.0)
Gross profit		606.5	661.6	292.6	267.6
Other revenue from ordinary activities	2	69.7	102.1	86.2	517.7
Other expenses from ordinary activities	3	(136.2)	(71.8)	(65.9)	(43.2)
Borrowing costs	4	(46.7)	(64.3)	(67.1)	(63.7)
Profit from ordinary activities before income tax expense	5	493.3	627.6	245.8	678.4
Income tax expense relating to ordinary activities	6	(171.2)	(181.7)	(73.4)	(77.5)
Net profit after income tax attributable to the shareholders of Santos Ltd		322.1	445.9	172.4	600.9
(Decrease)/increase in foreign currency translation reserve		(5.8)	1.5	–	–
Total changes in equity from non-owner related transactions attributable to the shareholders of Santos Ltd		316.3	447.4	172.4	600.9
Basic earnings per share (cents)	21	51.2	72.9		
Diluted earnings per share (cents)	21	51.1	72.7		

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

as at 31 December 2002

	note	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Current assets					
Cash		**84.8**	106.3	**26.6**	17.6
Receivables	8	**280.1**	266.6	**1,640.1**	1,613.4
Inventories	9	**124.6**	110.5	**62.4**	52.4
Other	10	**36.2**	39.0	**9.7**	3.1
Total current assets		**525.7**	522.4	**1,738.8**	1,686.5
Non-current assets					
Exploration and development expenditure	11	**3,056.5**	2,872.1	**906.2**	877.6
Land and buildings, plant and equipment	12	**1,663.4**	1,478.5	**639.5**	584.9
Other financial assets	13	**32.7**	35.0	**1,865.8**	1,662.7
Intangibles	14	**17.5**	26.5	**–**	–
Deferred tax assets		**14.2**	45.3	**–**	–
Other	10	**10.8**	68.9	**–**	2.8
Total non-current assets		**4,795.1**	4,526.3	**3,411.5**	3,128.0
Total assets		**5,320.8**	5,048.7	**5,150.3**	4,814.5
Current liabilities					
Payables	15	**321.8**	242.5	**507.4**	416.7
Deferred income		**15.4**	20.2	**5.8**	8.8
Interest-bearing liabilities	16	**60.0**	229.8	**1,492.6**	1,262.9
Current tax liabilities		**53.8**	92.4	**30.9**	39.2
Provisions	17	**141.4**	132.8	**138.7**	119.9
Total current liabilities		**592.4**	717.7	**2,175.4**	1,847.5
Non-current liabilities					
Deferred income		**21.3**	22.9	**–**	–
Interest-bearing liabilities	16	**1,187.7**	937.3	**–**	–
Deferred tax liabilities		**552.3**	557.7	**261.7**	252.5
Provisions	17	**103.2**	86.5	**32.9**	27.6
Total non-current liabilities		**1,864.5**	1,604.4	**294.6**	280.1
Total liabilities		**2,456.9**	2,322.1	**2,470.0**	2,127.6
Net assets		**2,863.9**	2,726.6	**2,680.3**	2,686.9
Equity					
Contributed equity	18	**1,884.8**	1,864.2	**1,884.8**	1,864.2
Reserves	19	**(4.1)**	1.7	**–**	–
Retained profits	20	**983.2**	860.7	**795.5**	822.7
Total equity		**2,863.9**	2,726.6	**2,680.3**	2,686.9

The statements of financial position are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CASH FLOWS

for the year ended 31 December 2002

	note	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Cash flows from operating activities					
Receipts from customers		**1,559.3**	1,593.9	**647.0**	608.1
Dividends received		**4.0**	3.1	**4.0**	430.9
Interest received		**4.7**	11.4	**40.0**	25.2
Overriding royalties received		**15.9**	17.4	**19.8**	23.8
Insurance proceeds received		**27.3**	–	**17.9**	–
Pipeline tariffs and other receipts		**36.3**	29.6	**20.3**	19.6
Payments to suppliers and employees		**(462.6)**	(438.8)	**(220.4)**	(195.1)
Royalty, excise and PRRT payments		**(100.3)**	(118.3)	**(35.9)**	(43.2)
Interest and other costs of finance paid		**(71.6)**	(87.3)	**(67.7)**	(64.5)
Income taxes paid		**(192.2)**	(294.2)	**(72.7)**	(89.3)
Net cash provided by operating activities	24	**820.8**	716.8	**352.3**	715.5
Cash flows from investing activities					
Payments for:					
Exploration		**(115.6)**	(91.7)	**(36.8)**	(25.9)
Delineation		**(82.2)**	(56.4)	**(37.4)**	(16.0)
Development		**(201.7)**	(237.9)	**(82.8)**	(98.8)
Land and buildings, plant and equipment		**(293.6)**	(237.7)	**(106.5)**	(73.9)
Acquisitions of oil and gas assets		**(0.3)**	(68.9)	**–**	(4.8)
Acquisitions of controlled entities		**(151.6)**	(51.4)	**–**	(53.4)
Share subscriptions in controlled entities		**–**	–	**(215.6)**	–
Restoration		**(1.4)**	(1.6)	**(0.4)**	(0.6)
Other investing activities		**–**	(0.5)	**0.1**	(0.5)
Proceeds from disposal of non-current assets		**19.3**	22.2	**17.6**	0.4
Net cash used in investing activities		**(827.1)**	(723.9)	**(461.8)**	(273.5)
Cash flows from financing activities					
Dividends paid		**(193.2)**	(246.0)	**(193.2)**	(246.0)
Proceeds from issues of ordinary shares		**20.6**	28.0	**20.6**	28.0
Proceeds from issue of reset convertible preference shares		**–**	342.3	**–**	342.3
Off market buy-back of ordinary shares		**–**	(250.0)	**–**	(250.0)
Net drawdown of borrowings		**158.1**	56.4	**–**	–
Receipts from/(advances) to controlled entities		**–**	–	**290.8**	(312.4)
Net cash (used in)/provided by financing activities		**(14.5)**	(69.3)	**118.2**	(438.1)
Net (decrease)/increase in cash		**(20.8)**	(76.4)	**8.7**	3.9
Cash at the beginning of the year		**106.3**	182.5	**17.6**	12.7
Effects of exchange rate changes on the balances of cash held in foreign currencies		**(0.7)**	0.2	**0.3**	1.0
Cash at the end of the year		**84.8**	106.3	**26.6**	17.6

The statements of cash flows are to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

1. Statement of Accounting Policies

The significant accounting policies that have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical cost principles and does not take into account changes in the purchasing power of money or, except where specifically stated, current valuations of non-current assets.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as noted below, are consistent with those adopted in the previous financial year.

Changes in Accounting Policy

Earnings Per Share

The consolidated entity has applied the revised AASB 1027 "Earnings Per Share" (issued June 2001) for the first time from 1 January 2002.

Basic and diluted earnings per share ("EPS") for the comparative period ended 31 December 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

The changes in calculation relate to the determination of diluted earnings and weighted average numbers of potential ordinary shares. The impact of the revised calculation on the consolidated entity's EPS is not material.

Segment Reporting

The consolidated entity has applied the revised AASB 1005 "Segment Reporting" (issued in August 2000) for the first time from 1 January 2002.

Individual geographic segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The geographic segments are Australia and International.

Foreign Currency Translation

The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" (issued in November 2000) for the first time from 1 January 2002.

Income tax expenses/revenues arising from exchange differences recognised in net profit or loss relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation and to hedges of those items are now eliminated against the foreign currency translation reserve on consolidation.

At 31 December 2002, on consolidation of the self-sustaining foreign operation, net income tax expense of $8.4 million has been eliminated against the foreign currency translation reserve in relation to exchange differences on the net investment and related hedges.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, Santos Ltd being the parent entity, and its controlled entities ("the consolidated entity").

The balances and effects of all transactions between controlled entities included in the consolidated financial statements are eliminated.

Interests in unincorporated joint ventures are recognised by including in the financial statements under the appropriate headings the consolidated entity's proportion of the joint venture costs, assets and liabilities.

(c) Non-current assets

With the exception of exploration expenditure carried forward pertaining to areas of interest in the exploration stage (refer note 1(k)), the carrying amounts of non-current assets are reviewed to determine whether they are in excess of their estimated recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the estimated recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(d) Acquisition of assets

Assets acquired in arm's length transactions are recorded at the cost of acquisition as represented by the purchase consideration which is the fair value of assets given.

On acquisition of a controlled entity, the identifiable net assets acquired are recorded at their fair values. To the extent that there is excess purchase consideration representing goodwill, the goodwill is amortised using the straight line method over a period of 20 years. The unamortised balance of goodwill is reviewed at each balance date and charged against profit to the extent that the balance exceeds the value of expected future benefits.

Assets transferred between entities within the consolidated entity are recognised by the acquiring entity at fair value. Where the consideration agreed between the parties for a transfer does not equal the fair value of the transfer, the difference between the fair value and the consideration is recognised as revenue or expense by the acquiring entity.

(e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange in effect at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange existing on that date. Exchange differences relating to amounts receivable or payable in foreign currencies are brought to account in the statements of financial performance in the period in which they arise.

Where hedge transactions are designated as a hedge of an anticipated specific purchase or sale, the gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

1. **Statement of Accounting Policies (continued)**

(e) Foreign currency (continued)

in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance. The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the inception of the hedge transaction.

Financial statements of integrated foreign controlled entities are translated at balance date using the temporal method and any profit or loss on the translation of monetary assets and liabilities is brought to account in determining profit for the year.

Financial statements of self-sustaining foreign controlled entities are translated at balance date using the current method and exchange differences, together with any related income tax expense/revenue, are taken directly to the foreign currency translation reserve.

Exchange differences relating to amounts receivable or payable in foreign currencies forming part of the net investment in a self-sustaining foreign operation are transferred on consolidation to the foreign currency translation reserve.

(f) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(g) Revenue

Product sales, equipment rentals and pipeline tariffs, overriding royalties and other income are recognised when the goods and services are provided and the consolidated entity has a legally enforceable entitlement to the proceeds. Interest revenue is recognised as it accrues. Dividend income from controlled entities is recognised as revenue as dividends are declared and from other parties as dividends are received.

(h) Cash

For the purposes of the statements of cash flows, cash includes cash on hand, cash at bank and short-term deposits at call.

(i) Receivables

Trade debtors and other receivables are recorded at amounts due. A provision is made for any doubtful debts based on a review of collectability of outstanding amounts at balance date. Bad debts are written off in the period they are identified.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value after provision is made for obsolescence. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, maintenance and drilling tools used for ongoing operations, are valued at average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method.

(k) Exploration and development expenditure

Exploration and development expenditures in respect of each area of interest are accumulated and carried forward if either:

(i) such expenditure is expected to be recouped through successful development and commercial exploitation of the area of interest; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

When an area of interest is abandoned or if Directors consider the expenditure to be of reduced or no further value, accumulated exploration expenditure is written down or off in the period in which such a decision is made.

(l) Borrowings

Borrowings are carried on the statements of financial position at their principal amount. Interest is accrued at the contracted rate.

(m) Leases

Finance leases, which effectively transfer to the lessee substantially all of the risks and benefits incidental to ownership of the leased item, are capitalised at the present value of the minimum lease payments, disclosed as capitalised leases and amortised over the period the lessee is expected to benefit from the use of the leased assets. A corresponding liability is also established and each lease payment is allocated between the principal component and the interest expense.

Operating lease payments, where the lessors effectively retain substantially all the risks and benefits of ownership of the leased items, are charged against profit in equal instalments over the lease term.

(n) Capitalisation of borrowing costs

Pre-production borrowing costs, including interest, finance charges and foreign currency exchange gains and losses relating to major plant and equipment projects under development and construction up to the date of commencement of commercial operations, are capitalised and amortised over the expected useful lives of the facilities. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate, which for the year ended 31 December 2002 was 5.38% (2001: 6.21%).

Finance costs incurred in respect of completed projects are expensed.

(o) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

(p) Depreciation and depletion

Depreciation charges are calculated to write-off the carrying value of buildings, plant and equipment over their estimated useful lives to the entity. Depreciation of onshore buildings, plant and equipment assets is calculated using the straight line method of depreciation. The estimated useful lives to the entity will vary for each asset depending on projected average rate of usage, degree of technical obsolescence, expected commercial life and the period of time during which the right or entitlement to the asset exists. The depreciation rates are reviewed and reassessed periodically in light of technical and economic developments.

The useful lives for each class of onshore asset will vary depending on their individual technical and economic characteristics but will generally fall within the following ranges:

• Plant and equipment	
– Computer equipment	3 – 5 years
– Motor vehicles	4 – 7 years
– Furniture and fittings	10 – 20 years
– Pipelines	10 – 30 years
– Plant and facilities	10 – 50 years
• Buildings	20 – 50 years

Depreciation of offshore plant and equipment is calculated using a unit of production method which will proportionately depreciate the assets over the life of the Proved plus Probable ("2P") reserves on a field by field basis.

Depletion charges are calculated using a unit of production method which will amortise, over the life of the 2P reserves, exploration and development expenditure together with future costs necessary to develop the reserves in the respective areas of interest.

Depletion is not charged on costs carried forward in respect of areas of interest in the development stage until production commences.

(q) Restoration

Provisions are made for environmental restoration of areas of interest where gas and petroleum production is undertaken. Such provisions recognise the estimated future restoration obligations incrementally over the life of the reserves on a unit of production basis. The estimated future obligations include removing of facilities, abandoning of wells and restoring the affected areas. Estimates for the future restoration obligations are reviewed and reassessed regularly, based on current legal requirements and technology and are measured in current dollars on an undiscounted basis. Adjustments to the provisions are made on a prospective basis.

(r) Employee entitlements

The provisions for employee entitlements to wages, salaries, annual leave and sick leave are measured at undiscounted amounts based on current wage and salary rates and include related on-costs.

Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date, and having regard to the probability that employees as a group will remain in the entity's employ for the period of time necessary to qualify for long service leave.

The Company and several controlled entities contribute to a number of defined benefit and cash accumulation superannuation plans. Contributions are charged against profit as they are made.

(s) Employee share ownership plans

The Company operates a number of share ownership plans.

Shares issued under the Santos Executive Share Plan, Santos Executive Share Option Plan and the Santos Employee Share Purchase Plan are treated as equity contributions to the extent the shares are paid up.

The value of the shares issued to eligible employees under the Santos Employee Share Acquisition Plan is expensed over a three-year period.

Under the existing Australian Accounting Standards, the fair value of share options granted is not recognised as an expense, however pro forma disclosure of the impact on net profit and earnings per share is included in note 18(j).

(t) Income tax

Tax effect accounting is applied whereby the income tax charged in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statements of financial position as a deferred tax asset or deferred tax liability. Future income tax benefits relating to entities which incur losses are brought to account where realisation of the benefits is considered to be virtually certain.

(u) Derivative financial instruments

Gains and losses on derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposures they are hedging. The gains and losses on derivative financial instruments hedging specific purchase or sale commitments are deferred and included in the measurement of the purchase or sale.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

2. Revenue from Ordinary Activities	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Product sales:				
Gas and ethane	**659.6**	617.9	**295.0**	287.6
Crude oil	**550.1**	561.0	**191.6**	140.6
Condensate/naphtha	**156.0**	165.5	**64.7**	67.3
Liquefied petroleum gas	**112.7**	115.3	**68.9**	72.1
	1,478.4	1,459.7	**620.2**	567.6
Other:				
Overriding royalties	**15.6**	18.0	**21.7**	24.1
Equipment rentals, pipeline tariffs and other	**26.3**	21.1	**2.9**	18.4
Interest revenue:				
Controlled entities	**–**	–	**37.0**	23.5
Other entities	**4.5**	10.9	**3.0**	1.7
Dividends from:				
Controlled entities	**–**	–	**–**	423.7
Other entities	**4.0**	3.1	**4.0**	3.1
Proceeds from insurance recovery	**–**	26.8	**–**	16.1
Proceeds from sale of non-current assets	**19.3**	22.2	**17.6**	0.4
Net revenue on restructuring within the consolidated entity	**–**	–	**–**	6.7
	69.7	102.1	**86.2**	517.7

3. Expenses from Ordinary Activities	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Cost of sales:				
Production costs	**270.0**	236.7	**92.0**	78.8
Pipeline tariffs and tolls	**31.0**	31.7	**13.3**	15.0
Royalty, excise and PRRT	**108.7**	102.6	**40.4**	41.4
Depreciation, depletion and amortisation	**457.7**	413.5	**167.3**	152.1
Third party gas purchases	**4.5**	13.6	**14.6**	12.7
	871.9	798.1	**327.6**	300.0
Other:				
Selling, general and administrative expenses:				
Operating expenses	**34.1**	38.4	**25.0**	27.3
Depreciation and amortisation	**11.4**	7.8	**8.0**	6.3
Write-down of investment in controlled entities	**–**	–	**10.2**	5.5
Write-down of investment in listed shares	**2.3**	–	**2.3**	–
	47.8	46.2	**45.5**	39.1
Book value of non-current assets sold	**13.1**	21.8	**11.8**	0.3
Write-down of exploration expenditure	**75.3**	3.8	**8.6**	3.8
	136.2	71.8	**65.9**	43.2

4. Borrowing Costs	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Interest expense:				
Controlled entities	–	–	**67.7**	64.5
Other entities	**70.9**	81.4	**–**	–
Less interest capitalised	**(24.2)**	(17.1)	**(0.6)**	(0.8)
	46.7	64.3	**67.1**	63.7

5. Profit from Ordinary Activities	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
(a) Profit from ordinary activities before tax includes the following items classified as part of cost of sales and/or selling, general and administrative expenses:				
Depreciation, depletion and amortisation:				
Depletion of exploration and development expenditure	**310.9**	277.1	**113.3**	105.2
Depreciation of plant and equipment	**126.1**	119.1	**53.8**	49.4
Depreciation of buildings	**5.3**	3.3	**4.0**	1.8
Future restoration costs	**17.0**	12.4	**4.2**	2.0
Amortisation of capitalised leases	**0.8**	0.4	**–**	–
Amortisation of goodwill	**9.0**	9.0	**–**	–
	469.1	421.3	**175.3**	158.4
Charges to provisions:				
Doubtful debts	**(0.5)**	0.2	**(0.5)**	–
Stock obsolescence	**0.2**	2.9	**–**	0.2
Employee entitlements and non-executive Directors' retirement benefits	**7.2**	5.8	**6.7**	3.3
Operating lease rentals	**45.0**	47.6	**24.4**	17.4
Profit on disposal of other non-current assets	**(6.2)**	(0.4)	**(5.8)**	(0.1)
(b) Individually significant expenses included in profit from ordinary activities before income tax expense:				
Write-down of exploration expenditure	**75.3**	3.8	**8.6**	3.8

6. Taxation	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Income tax attributable to profit from ordinary activities				
The prima facie income tax attributable to profit from ordinary activities differs from income tax expense and is calculated as follows:				
Prima facie income tax at 30% (2001: 30%)	**148.0**	188.3	**73.7**	203.5
Tax effect of permanent and other differences which increase/(decrease) income tax expense:				
Rebate on dividend income	**(1.2)**	(0.9)	**(1.2)**	(128.0)
Net revenue on restructuring within the consolidated entity	**–**	–	**–**	(2.0)
Other	**6.9**	(6.9)	**0.6**	2.9
Individually significant income tax items:				
Write-down of exploration expenditure	**17.5**	1.2	**0.3**	1.1
	171.2	181.7	**73.4**	77.5
Income tax comprises amounts set aside to:				
Provision for current income tax	**154.2**	171.1	**64.2**	76.9
Deferred tax liability	**(14.1)**	39.5	**9.2**	0.6
Deferred tax asset	**31.1**	(28.9)	**–**	–
	171.2	181.7	**73.4**	77.5

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

7. Dividends	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Dividends provided for or paid by the Company				
Preferential, non-cumulative dividend of $2.1060 per reset convertible preference share paid on 2 April 2002, fully franked (2001: $nil)	**7.4**	–	**7.4**	–
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share paid on 30 September 2002, fully franked (2001: $nil)	**11.5**	–	**11.5**	–
Interim dividend of 15.0 cents per ordinary share paid on 30 September 2002, fully franked (2001: 15.0 cents per share, fully franked)	**87.4**	93.1	**87.4**	93.1
Preferential, non-cumulative dividend of $3.2760 per reset convertible preference share payable on 31 March 2003, pro rata from 30 September 2002 to 31 December 2002, fully franked (2001: $nil)	**5.9**	–	**5.9**	–
Final dividend of 15.0 cents per ordinary share payable on 31 March 2003, fully franked (2001: 15.0 cents per share, fully franked)	**87.4**	86.8	**87.4**	86.8
	199.6	179.9	**199.6**	179.9
Franking credits				
Balance of franking account credits at 30% available for future distribution, after adjusting for franking credits which will arise from the payment of the current income tax provision at 31 December 2002 and after deducting franking credits to be used in payment of the preferential and ordinary dividends payable on 31 March 2003	**272.9**	479.6	**123.7**	334.4

From 1 July 2002 the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods.

Comparative information has not been restated for this change in measurement. Had the comparative information been recalculated on the new basis, the consolidated "franking credits available" balance would have been $205.5 million, and Santos Ltd would have been $143.3 million.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

8. Receivables	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Trade debtors	**208.9**	171.7	**104.9**	63.5
Sundry debtors	**73.5**	96.7	**21.0**	38.7
Less provision for doubtful debts	**(2.3)**	(1.8)	**(0.6)**	(0.8)
Amounts owing by controlled entities	–	–	**1,514.8**	1,512.0
	280.1	266.6	**1,640.1**	1,613.4

9. Inventories	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Petroleum products	**84.5**	75.4	**45.5**	35.8
Drilling and maintenance stocks	**46.8**	41.6	**18.3**	18.0
Less provision for obsolescence	**(6.7)**	(6.5)	**(1.4)**	(1.4)
	124.6	110.5	**62.4**	52.4

10. Other Assets	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Current				
Deferred foreign currency fluctuations on borrowings	**19.5**	30.9	–	–
Prepayments	**11.9**	8.1	**6.9**	3.1
Security deposit	**4.8**	–	**2.8**	–
	36.2	39.0	**9.7**	3.1
Non-current				
Security deposit	–	4.8	–	2.8
Deferred foreign currency fluctuations on borrowings	**9.7**	63.0	–	–
Other	**1.1**	1.1	–	–
	10.8	68.9	–	2.8

11. Exploration and Development Expenditure	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Areas in which production has commenced				
Cost at the beginning of the year	4,642.2	4,221.2	1,414.7	1,311.3
Expenditure incurred during the year	354.7	320.4	117.5	103.4
Acquisitions, net of disposals and foreign currency translation	49.8	84.4	–	–
Expenditure transferred from areas in the exploration and development stage	59.1	16.2	30.5	–
Cost at the end of the year	5,105.8	4,642.2	1,562.7	1,414.7
Less accumulated depletion	(2,473.5)	(2,216.2)	(836.1)	(722.8)
	2,632.3	2,426.0	726.6	691.9
Areas in the exploration and development stage				
Cost at the beginning of the year	446.1	302.6	185.7	147.8
Expenditure incurred during the year	87.2	81.1	43.0	37.0
Acquisitions, net of disposals and foreign currency translation	25.3	82.4	(10.0)	4.7
Expenditure transferred to areas where production has commenced	(59.1)	(16.2)	(30.5)	–
Expenditure written off during the year	(75.3)	(3.8)	(8.6)	(3.8)
Cost at the end of the year	424.2	446.1	179.6	185.7
Total exploration and development expenditure	3,056.5	2,872.1	906.2	877.6

12. Land and Buildings, Plant and Equipment	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Land and buildings				
At cost	89.6	85.7	49.0	48.0
Less accumulated depreciation	(44.4)	(42.2)	(30.5)	(29.4)
	45.2	43.5	18.5	18.6
Plant and equipment				
At cost	3,236.8	2,920.2	1,538.1	1,430.8
Capitalised leases	–	16.9	–	–
	3,236.8	2,937.1	1,538.1	1,430.8
Less accumulated depreciation	(1,618.6)	(1,502.1)	(917.1)	(864.5)
	1,618.2	1,435.0	621.0	566.3
Total land and buildings, plant and equipment	1,663.4	1,478.5	639.5	584.9
Movements during the year				
Land and buildings				
Balance at the beginning of the year	43.5	39.1	18.6	16.8
Additions	7.0	7.7	3.9	3.6
Depreciation expense	(5.3)	(3.3)	(4.0)	(1.8)
Balance at the end of the year	45.2	43.5	18.5	18.6
Plant and equipment				
Balance at the beginning of the year	1,435.0	1,304.9	566.3	553.8
Additions	312.0	251.0	110.9	62.1
Acquisitions	1.6	0.7	–	–
Disposals	(2.7)	(2.6)	(2.4)	(0.2)
Depreciation expense	(126.9)	(119.5)	(53.8)	(49.4)
Foreign exchange	(0.8)	0.5	–	–
Balance at the end of the year	1,618.2	1,435.0	621.0	566.3

13. Other Financial Assets	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Investments in controlled entities	–	–	1,833.8	1,628.4
Investments in other entities:				
Listed shares at cost	17.8	35.0	17.1	34.3
Listed shares at recoverable amount	14.9	–	14.9	–
	32.7	35.0	1,865.8	1,662.7
Market value of investments in listed shares	73.8	63.5	71.7	61.8

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

	Consolidated		Santos Ltd	
14. Intangibles	**2002 $million**	2001 $million	**2002 $million**	2001 $million
Goodwill, at cost	**160.2**	160.2	–	–
Less accumulated amortisation	**(142.7)**	(133.7)	–	–
	17.5	26.5	–	–
15. Payables				
Trade creditors	**284.7**	216.1	**95.1**	63.2
Sundry creditors and accruals	**37.1**	26.4	**6.3**	13.1
Amounts owing to controlled entities	–	–	**406.0**	340.4
	321.8	242.5	**507.4**	416.7
16. Interest-Bearing Liabilities				
Current				
Lease liabilities	–	12.9	–	–
Amounts owing to controlled entities	–	–	**1,492.6**	1,262.9
Medium-term notes	–	149.9	–	–
Long-term notes	**60.0**	67.0	–	–
	60.0	229.8	**1,492.6**	1,262.9
Non-current				
Commercial paper	**6.0**	145.0	–	–
Medium-term notes	**20.0**	20.0	–	–
Long-term notes	**1,161.7**	772.3	–	–
	1,187.7	937.3	–	–

Details of major credit facilities

(a) Bank loans

The consolidated entity has access to the following committed revolving facilities:

Revolving facilities at 31 December 2002

Year of maturity	Currency	Amount A$million
2003	Multi option	125.0
2004	Multi option	100.0
2005	Multi option	75.0
2006	Multi option	75.0
2007	Multi option	175.0
2008	Multi option	50.0
		600.0

Bank loans bear interest at the relevant interbank reference rate plus 0.15% to 0.48%. The amount drawn at 31 December 2002 is $nil (2001: $nil).

(b) Commercial paper

The consolidated entity has commercial paper programs based in Hong Kong and Australia. The programs which total US$200.0 million (2001: US$200.0 million) (Euro Commercial Paper) and A$800.0 million (2001: A$800.0 million) (Promissory Notes) are supported by the revolving facilities referred to in (a) above. At 31 December 2002, A$6.0 million (2001: A$145.0 million) equivalent of commercial paper is on issue and the weighted average annual effective interest rate is 5.08% (2001: 4.49%).

16. Interest-Bearing Liabilities (continued)

(c) Medium-term notes

The consolidated entity has a A$500.0 million (2001: A$500.0 million) domestic medium-term note program. At 31 December 2002, A$20.0 million (2001: A$20.0 million) of medium-term notes have been issued at fixed rate and swapped into floating rates of interest of 5.63% (2001: 5.10%), maturing in 2008.

(d) Long-term notes

US$170.0 million (A$300.1 million) (2001: US$170.0 million equivalent to A$334.9 million) of long-term notes were issued to institutional investors in 1993 at an annual effective interest rate of 6.95% and repayable in five annual US dollar instalments which commenced in December 2001. As at 31 December 2002 US$102.0 million (A$180.0 million) remains outstanding (2001: US$136.0 million equivalent to A$268.0 million). A further US$290.0 million (A$512.0 million) (2001: US$290.0 million equivalent to A$571.3 million) of long-term notes were issued to institutional investors in 2000 at an annual effective interest rate of 8.41% and are repayable at varying maturity dates between 2007 and 2015. In addition US$300.0 million (A$529.7 million) (2001: $nil) of long-term notes were issued to institutional investors in 2002 at an annual effective interest rate of 6.08% and are repayable at varying maturity dates between 2009 and 2022.

The consolidated entity has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 5.14% as at 31 December 2002(2001: 5.21%), refer note 32(b). All facilities are unsecured and arranged through a controlled entity, Santos Finance Ltd, and are guaranteed by Santos Ltd.

17. Provisions

	Consolidated		Santos Ltd	
	2002 $million	2001 $million	**2002 $million**	2001 $million
Current				
Dividends	**93.3**	86.8	**93.3**	86.8
Employee entitlements	**44.6**	41.7	**43.7**	30.5
Future restoration costs	**2.9**	3.7	**1.1**	2.0
Non-executive Directors' retirement benefits	**0.6**	0.6	**0.6**	0.6
	141.4	132.8	**138.7**	119.9
Non-current				
Future restoration costs	**101.5**	85.4	**31.2**	26.5
Non-executive Directors' retirement benefits	**1.7**	1.1	**1.7**	1.1
	103.2	86.5	**32.9**	27.6

18. Contributed Equity

Share capital				
582,782,293 (2001: 578,797,345) fully paid ordinary shares	**1,542.5**	1,521.9	**1,542.5**	1,521.9
266,750 (2001: 489,250) ordinary shares paid to one cent	–	–	–	–
3,500,000 (2001: 3,500,000) reset convertible preference shares	**342.3**	342.3	**342.3**	342.3
	1,884.8	1,864.2	**1,884.8**	1,864.2

Movement in fully paid ordinary shares

	note	**2002** Number of shares	2001 Number of shares	**2002 $million**	2001 $million
Balance at the beginning of the year		**578,797,345**	609,605,403	**1,521.9**	1,572.6
Santos Executive Share Plan	(a)	**222,500**	349,000	**0.6**	1.0
Santos Employee Share Acquisition Plan	(b)	**219,648**	221,832	**1.4**	1.4
Santos Employee Share Purchase Plan	(c)	**57,800**	65,100	**0.3**	0.4
Shares issued:					
On exercise of options	(d)	**3,485,000**	4,550,000	**18.3**	25.2
Pursuant to schemes of arrangement	(f)	–	4,524,568	–	27.9
Off market buy-back	(g)	–	(40,518,558)	–	(106.6)
Balance at the end of the year		**582,782,293**	578,797,345	**1,542.5**	1,521.9
Movement in reset convertible preference shares					
Balance at the beginning of the year		**3,500,000**	–	**342.3**	–
Shares issued	(h)	–	3,500,000	–	342.3
Balance at the end of the year		**3,500,000**	3,500,000	**342.3**	342.3

The market price of the Company's ordinary shares on 31 December 2002 was $6.02 (2001: $6.20).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

18. Contributed Equity (continued)

(a) Santos Executive Share Plan

The Santos Executive Share Plan was approved by shareholders in general meeting on 22 December 1987.

In essence, the Plan involves the Company issuing to employees selected by the Board ("the Executives"), a number of ordinary shares in the capital of the Company determined by the Board. There are two categories of Plan Shares which have been issued to Executives, Plan 2 Shares and Plan 0 Shares, each initially issued as partly paid shares, paid to one cent.

The Plan allows for calls to be made at the instigation of the Company in certain specified events or at the request of the Executive. While partly paid, the Plan Shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. The price payable for shares issued under the Plan varies according to the event giving rise to a call being made. Market price at the time of the call is payable on the issued Plan 2 Shares if the Executive resigns within two years from the date of issue or is dismissed. After a restriction period of two years, the price payable upon a call being made on the issued Plan 2 Shares is the lower of two-thirds of the market price on the date of allotment and the highest sale price on the day prior to the date of the call. The price payable on the issued Plan 0 Shares is the lowest of market price on the date of allotment, the date of the call and the date 14 days thereafter.

Since its inception, some 101 Executives have participated in the Plan and 2,012,500 Plan 0 and 1,999,500 Plan 2 Shares have been issued, principally in years 1987 and 1989. During the financial year, no issue of Plan Shares was made and at balance date no offer to an Executive was outstanding. During the financial year 31,250 Plan 0 and 191,250 Plan 2 Shares were fully paid and as at 31 December 2002 there were 17 holders of the outstanding 144,500 Plan 0 Shares and 15 holders of the outstanding 122,250 Plan 2 Shares.

In 1997 the Board determined that the Plan be discontinued and, accordingly, there has been no further issues of shares under the Plan.

(b) Santos Employee Share Acquisition Plan

The Santos Employee Share Acquisition Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

Broadly, permanent employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) are eligible to acquire shares under this Plan. Executives participating in the Santos Executive Share Option Plan (refer note 18(d)), casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for free grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board, which, to date has been $1,000 per annum per eligible employee. A trustee is funded by the Company and its subsidiaries to acquire shares direct from the Company or on market. The shares are then allocated to eligible employees who have made applications under the Plan. The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board and the time when he or she ceases to be an employee. Shares are granted to eligible employees for no consideration.

On 2 September 2002, the Company issued 219,648 ordinary shares to the trustee on behalf of 1,408 eligible employees under the Plan, being 156 shares for each employee. The total market value of those shares on the issue date was $1,425,516. At this time no offers remain outstanding under this Plan.

At 31 December 2002, the total number of shares acquired under the Plan since its commencement was 1,463,167.

(c) Santos Employee Share Purchase Plan

The Santos Employee Share Purchase Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000. The Plan is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan will not be eligible to participate in that offer unless the Board otherwise decides.

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board. The subscription or acquisition price is Market Value (as defined in the Rules of the Plan) less any discount determined by the Board. At the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan.

On 7 March 2002, the Company issued 17,200 ordinary shares to 28 eligible employees at a subscription price of $5.67 per share under the Plan. The total market value of those shares on the issue date was $96,664 and the total amount received from employees for those shares was $97,524.

18. Contributed Equity (continued)

(c) Santos Employee Share Purchase Plan (continued)

On 2 September 2002, the Company issued 40,600 ordinary shares to 60 eligible employees at a subscription price of $6.06 per share under the Plan. The total market value of those shares on the issue date was $263,494 and the total amount received from employees for those shares was $246,036.

At 31 December 2002, the total number of shares acquired under the Plan since its commencement was 653,600.

(d) Santos Executive Share Option Plan

The Santos Executive Share Option Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

The Plan provides for the grant of options to subscribe for or purchase ordinary shares in the capital of the Company to eligible Executives selected by the Board. Participation will be limited to those Executives who, in the opinion of the Board, are able to significantly influence the generation of shareholder wealth. Directors envisage the Plan applying to up to 50 Executives.

Each option is a right to acquire one share, subject to adjustment in accordance with the Rules of the Plan. The options entitle the holder to participate in any bonus issue conducted by the Company, upon exercise of the options. The exercise price of each option will be adjusted in the event of a rights issue.

The exercise price of the options and other conditions, including any performance hurdles, will be determined by the Board. No consideration is provided by Executives for the options. The Plan provides for options with a life of up to 10 years.

During the financial year, the Company granted options over unissued shares as set out in the following table. The ability to exercise the options is generally conditional on the Company achieving a prescribed performance hurdle or exercise condition. To reach the performance hurdle, the Company's Total Shareholder Return (broadly, growth in share price plus dividends reinvested) ("TSR Growth") over a minimum three-year period must equal or exceed 10% per annum calculated on a compound basis. If Total Shareholder Return does not reach the performance hurdle at the end of those respective periods, the options may nevertheless be exercisable if the hurdle is subsequently reached within the remaining life of the options. In assessing the performance against the hurdle, the Board may apply on a consistent basis an averaging method over a period of three months to allow for short-term volatility.

Date of grant	Number of ordinary shares under option[2]	Exercise price $	Date first exercisable[1]	Expiry date
18 June 2002	750,000	6.20	18 June 2005	17 June 2007

1. In limited circumstances described in the Plan the options may be exercised before this date.
2. These comprise options granted to Mrs K A Hogenson, Mr R A Rayner and seven other participating eligible Executives.

At 31 December 2002, the total number of options acquired under the Plan since its commencement was 21,075,000, some of which have lapsed or have been exercised.

At the date of the Directors' Statutory Report, unissued ordinary shares of the Company under option are:

Expiry date of options	Issue price of shares $	Number of ordinary shares under option
15 June 2003	4.84	280,000
14 June 2004	5.12	635,000
17 April 2005	3.92	650,000
5 June 2006	6.69	700,000
18 October 2006	6.52	1,075,000
17 June 2007	6.20	750,000
25 August 2010	5.83	3,000,000

During or since the end of the financial year, 3,535,000 fully paid ordinary shares have been issued as a result of the exercise of options at prices per share of: $6.32; $5.59; $4.84; $5.12; and $3.92.

The total market value of shares issued during the year, as a result of the exercise of options, on the issue date was $21,491,124 and the total amount received for those shares was $18,281,100.

(e) Maximum number of shares that may be acquired under share and option schemes

The aggregate number of:

(i) shares issued under and for the time being outstanding and subject to the terms of each employee share plan of the Company; and

(ii) unissued shares to which options are granted and for the time being outstanding under any employee or executive share option plan of the Company;

cannot exceed 5% of the issued shares of all classes of the Company.

(f) Schemes of Arrangement

On 8 August 2001, 4,524,568 fully paid ordinary shares were issued pursuant to schemes of arrangement to acquire all outstanding shares and options in Natural Gas Australia Ltd.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

18. Contributed Equity (continued)

(g) Off market buy-back

On 4 December 2001, the Company bought back 40,518,558 fully paid ordinary shares, representing 6.54% of fully paid ordinary shares on issue at that date, at a price of $6.17 per share comprising an amount of $106,563,807 debited against the Company's capital account and an amount of $143,435,695 debited against the retained earnings account.

(h) Reset convertible preference shares

On 4 December 2001, the Company issued 3,500,000 reset convertible preference shares at $100 each ("Preference Shares") which resulted in an amount of $342,281,955 being credited to the Company's capital account net of the costs of issue.

Preference shareholders receive a preferential, non-cumulative dividend of 6.57% per annum, fixed until 30 September 2006. Preference Share dividends will be paid in priority to any dividends declared on ordinary class shares. Preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(a) on a proposal:
 - (i) to reduce the share capital of the Company;
 - (ii) that affects rights attached to the Preference Shares;
 - (iii) to wind up the Company;
 - (iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a dividend or part of a dividend on the Preference Shares is in arrears;

(d) during the winding up of the Company.

In the event of the winding up of the Company, Preference Shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

On reset dates, the Preference Shares may, at the option of either the holders of the Preference Shares or the Company, be converted or exchanged (at the election of the Company) into ordinary class shares.

(i) Restricted Shares

On his appointment as Chief Executive Officer on 13 December 2000, 1,000,000 Restricted Shares were issued to Mr J C Ellice-Flint. The Restricted Shares were issued for nil consideration and are held under a trust structure. The Restricted Shares carry rights to dividends and bonus issues and allow Mr Ellice-Flint to instruct the trustee as to the exercise of voting rights. Legal title in the Shares will not pass to Mr Ellice-Flint until he has completed five years continuous service with the Group or his employment is earlier terminated by the Company (other than for cause).

(j) Share-based compensation – Pro forma disclosure

On 7 November 2002, the Australian Accounting Standards Board released exposure draft ED 108 "Request for Comment on IASB ED 2 Share-based Payment" which if approved as an Australian Accounting Standard, will require from 1 January 2004 the fair value at grant date of shares and options issued during the financial year to be recognised as an expense over the relevant vesting period. The new accounting standard will only apply to shares or options granted after the release of the exposure draft and that have not already vested prior to the effective date of the Standard.

The Company has not granted any employee shares or options since the release of the exposure draft. Had the requirement to expense the fair value of options granted been in existence since 1 January 2001, net profit and earnings per share would have been reduced to the pro forma amounts indicated below:

	Consolidated	
	2002	2001
Net profit after income tax ($million)		
As reported	**322.1**	445.9
Pro forma	**321.8**	445.8
Basic earnings per share (cents)		
As reported	**51.2**	72.9
Pro forma	**51.1**	72.8

The options were valued by independent valuers using a modified Black-Scholes option valuation methodology as at the date of issue. These options are subject to Company performance hurdles and are only exercisable if these hurdles have been achieved.

19. Reserves	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Foreign currency translation	**(4.1)**	1.7	–	–
	(4.1)	1.7	–	–
Movements during the year				
Balance at the beginning of the year	**1.7**	0.2	–	–
Transfers arising from exchange rate fluctuations on:				
Foreign currency borrowings				
– gross	**28.1**	(11.5)	–	–
– related income tax	**(8.4)**	–	–	–
Overseas net assets	**(25.5)**	13.0	–	–
Balance at the end of the year	**(4.1)**	1.7	–	–

20. Retained Profits	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Balance at the beginning of the year	**860.7**	738.1	**822.7**	545.1
Net profit after income tax attributable to the shareholders of Santos Ltd	**322.1**	445.9	**172.4**	600.9
Off market buy-back	–	(143.4)	–	(143.4)
Dividends provided for or paid	**(199.6)**	(179.9)	**(199.6)**	(179.9)
Balance at the end of the year	**983.2**	860.7	**795.5**	822.7

21. Earnings per Share	Consolidated 2002 $million	Consolidated 2001 $million
Earnings used in the calculation of basic earnings per share reconciles to the net profit in the statement of financial performance as follows:		
Net profit	**322.1**	445.9
Less dividends paid/provided on reset convertible preference shares	**(24.8)**	–
Earnings used in the calculation of basic earnings per share	**297.3**	445.9
Earnings used in the calculation of diluted earnings per share	**297.3**	445.9

	2002 Number of Shares	2001 Number of Shares
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	**580,861,252**	611,998,913
Partly paid shares	**130,287**	266,752
Executive share options	**538,622**	1,395,113
Diluted earnings per share	**581,530,161**	613,660,778

Partly paid shares outstanding, issued under the Santos Executive Share Plan, and options outstanding, issued under the Santos Executive Share Option Plan, have been classified as potential ordinary shares and included in the calculation of diluted earnings per share. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

During the year, 3,485,000 options and 222,500 partly paid shares were converted to ordinary shares.

The reset convertible preference shares have not been included in the calculation of diluted earnings per share as they are not dilutive.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

22. Investments in Controlled Entities

Name	Place of incorporation
Santos Ltd (Parent Entity)	SA
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd	VIC
Boston L.H.F. Pty Ltd	VIC
Bridge Oil Developments Pty Limited	NSW
Canso Resources Pty Ltd	NSW
Doce Pty Ltd	QLD
Farmout Drillers Pty Ltd	NSW
Kipper GS Pty Ltd	WA
Controlled entity of Kipper GS Pty Ltd	
Crusader (Victoria) Pty Ltd	VIC
Moonie Pipeline Company Pty Ltd	QLD
Controlled entities of Moonie Pipeline Company Pty Ltd	
Santos Darwin LNG Pty Ltd *(formerly Candolia Pty Ltd)*	ACT
Santos Timor Sea Pipeline Pty Ltd *(formerly Australian Interstate Pipeline Company Pty Limited)*	NSW
Controlled entity of Santos Timor Sea Pipeline Pty Ltd	
Bridgefield Pty Ltd	QLD
Santos (NGA) Pty Ltd *(formerly Natural Gas Australia Pty Limited)*	VIC
Reef Oil Pty Ltd	NSW
Santos Asia Pacific Pty Ltd	QLD
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Bentu No. 2) Pty Ltd	QLD
Santos (Korinci-Baru No. 2) Pty Ltd	SA
Santos (Sampang) Pty Ltd	SA
Santos (Warim) Pty Ltd	SA
Santos Australian Hydrocarbons Pty Ltd	QLD
Santos (BOL) Pty Ltd	NSW
Controlled entity of Santos (BOL) Pty Ltd	
Bridge Oil Exploration Pty Limited	ACT
Santos Facilities Pty Ltd	SA
Santos Finance Ltd	NSW
Santos (JPDA 91-01) Pty Ltd *(formerly Santos (ZOCA 91-01) Pty Ltd)*	ACT
Santos (JPDA 91-12) Pty Ltd *(formerly Santos (ZOCA 91-12) Pty Ltd)*	ACT
Santos (Korinci-Baru) Pty Ltd	ACT
Santos (N.T.) Pty Ltd	ACT
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	NSW

Name	Place of incorporation
Santos Oil Exploration (Malaysia) Sdn Bhd (in liquidation)	MAL
Santos Offshore Pty Ltd	VIC
Santos Petroleum Pty Ltd	NSW
Santos Resources Pty Ltd	QLD
Santos International Holdings Pty Ltd	ACT
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
Lavana Limited	PNG
Peko Offshore Ltd	BER
Sanro Insurance Pte Ltd[3]	SING
Santos Americas and Europe Corporation	USA
Controlled entities of Santos Americas and Europe Corporation	
Santos USA Corp	USA
Esenjay Exploration Inc[2]	USA
Santos (Bentu) Pty Ltd	NSW
Santos Hides Ltd *(formerly Zan Star Ltd)*	PNG
Santos International Operations Pty Ltd *(formerly Santos Petroleum Marketing Pty Ltd)*	QLD
Santos (Madura Offshore) Pty Ltd	WA
Santos Niugini Exploration Limited	PNG
Santos Petroleum (NZ) Limited	NZ
Santos QNT Pty Ltd	QLD
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd	QLD
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd	QLD
Santos Petroleum Operations Pty Ltd	QLD
TMOC Exploration Proprietary Limited	QLD
Santos QNT (No. 2) Pty Ltd	QLD
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Alliance Minerals Australia Pty Ltd (in liquidation)	VIC
Associated Petroleum Pty Ltd	QLD
Moonie Oil Pty Ltd	QLD
Petromin Pty Ltd	QLD
Santos (299) Pty Ltd	QLD
Santos Exploration Pty Ltd	VIC
Santos Gnuco Pty Ltd	QLD
Transoil Pty Ltd	QLD
Santos (Sole) Pty Ltd[3]	SA
Vamgas Pty Ltd	VIC

1. Beneficial interests in all controlled entities is 100% except for Kipper GS Pty Ltd in which two shares of the total issued capital of 9,246,353 shares are owned by a third party.
2. Company acquired during the year.
3. Company incorporated during the year.

22. Investments in Controlled Entities (continued)

Notes

(a) Disposal of controlled entities

During the financial year the following controlled entities were liquidated:

Australasian Eagle Petroleum Pty Ltd
Bridge Gas Queensland Pty Limited
Bridge Oil International Finance Pty Ltd
Bridge Oil Investments Pty Limited
Castend Pty Limited
Santos (Bangko) Pty Ltd
Santos (Halph) Pty Ltd

During the financial year the following controlled entity was placed into voluntary liquidation:

Alliance Minerals Australia Pty Ltd

(b) Place of incorporation

ACT – Australian Capital Territory
NSW – New South Wales
QLD – Queensland
SA – South Australia
VIC – Victoria
WA – Western Australia
BER – Bermuda
MAL – Malaysia
NZ – New Zealand
PNG – Papua New Guinea
SING – Singapore
USA – United States of America

(c) Acquisitions of controlled entities

During the financial year the following controlled entity was acquired and its operating results have been included in the statement of financial performance from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired %	Consideration paid for shares $million	Fair value of net assets at time of acquisition $million
Esenjay Exploration Inc	26 April 2002	100	153.2	153.2

The financial impacts of the acquisitions of Esenjay Exploration Inc in 2002 and Natural Gas Australia Ltd in 2001 on the consolidated entity and the Company are summarised below:

	Consolidated		Santos Ltd	
	2002 $million	2001 $million	**2002 $million**	2001 $million
Fair value of net assets acquired				
Cash	**1.6**	2.0	–	–
Other	**(11.8)**	1.6	–	–
Investment in controlled entities	**–**	–	–	81.3
Exploration and development	**163.4**	77.7	–	–
Fair value of net assets acquired	**153.2**	81.3	–	81.3
Purchase consideration				
Non-cash consideration – ordinary shares	**–**	27.9	–	27.9
Cash consideration	**153.2**	53.4	–	53.4
	153.2	81.3	–	81.3

23. Interests in Joint Ventures

(a) Santos Ltd and its controlled entities have combined interests in unincorporated joint ventures in the following major areas:

Joint venture/area	Principal activities	Average interest %
Amadeus Basin		
Mereenie	Oil and gas production	65
Mereenie Pipeline	Oil transportation	65
Palm Valley	Gas production	48
Browse Basin	Oil and gas exploration	40
Carnarvon Basin	Oil and gas exploration and production	32
Cooper Basin Downstream	Liquid hydrocarbon transportation and processing	60
Cooper Basin Unit		
South Australia	Oil and gas production	60
Queensland	Oil and gas production	60
Cooper/Eromanga Basins		
South Australia	Oil and gas exploration and production	60
Queensland, ATP 259P	Oil and gas exploration and production	60
Other Eromanga	Oil and gas exploration and production	75
Ballera to Mt Isa Pipeline	Gas transportation	18
Jackson Moonie Pipeline	Oil transportation	83
Eastern Queensland		
Bowen Basin	Gas exploration and production	50
Surat Basin	Oil and gas exploration and production	50

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

23. Interests in Joint Ventures (continued)

Joint venture/area	*Principal activities*	*Average interest %*
Gippsland Basin	Oil and gas exploration	35
Indonesia	Oil and gas exploration	52
Offshore Northern Australia		
Bonaparte Basin	Oil and gas exploration	95
Timor Gap	Oil and gas exploration and production	19
Timor Sea	Oil and gas exploration and production	18
Otway Basin	Oil and gas exploration and production	53
Papua New Guinea		
PDL1 (Part Hides Field)	Oil and gas exploration	31
Other interests	Oil and gas exploration and production	33
Sorell Basin	Oil and gas exploration	65
USA		
Onshore/Gulf Coast	Oil and gas exploration and production	41
Gulf of Mexico	Oil and gas exploration and production	20

(b) The sales revenue received from the consolidated entity's share of petroleum products produced by the joint ventures is $1,460.8 million (2001: $1,439.4 million) and the contribution of joint venture business undertakings to profit from ordinary activities before interest and tax of the consolidated entity is $625.3 million (2001: $696.6 million).

(c) Santos Ltd and its controlled entities' share of assets and liabilities employed in the joint ventures are included in the statements of financial position under the following classifications:

	Consolidated		Santos Ltd	
	2002 $million	2001 $million	**2002 $million**	2001 $million
Current assets				
Cash	**59.8**	62.2	**23.8**	27.2
Receivables	**82.4**	74.9	**20.2**	30.8
Inventories	**39.8**	34.6	**16.7**	16.1
Total current assets	**182.0**	171.7	**60.7**	74.1
Non-current assets				
Exploration and development expenditure	**2,835.1**	2,686.0	**900.5**	872.5
Land and buildings, plant and equipment	**1,531.2**	1,419.2	**594.5**	566.7
Other	**5.5**	5.9	**2.5**	2.8
Total non-current assets	**4,371.8**	4,111.1	**1,497.5**	1,442.0
Total assets	**4,553.8**	4,282.8	**1,558.2**	1,516.1
Current liabilities				
Payables	**231.7**	162.9	**53.9**	41.1
Provisions	**3.0**	3.7	**1.2**	2.0
Total current liabilities	**234.7**	166.6	**55.1**	43.1
Non-current liabilities				
Provisions	**101.5**	83.2	**31.1**	26.5
Total liabilities	**336.2**	249.8	**86.2**	69.6
Net investments in joint ventures	**4,217.6**	4,033.0	**1,472.0**	1,446.5
(d) The amount of capital expenditure commitments, minimum exploration commitments and contingent liabilities in respect of unincorporated joint ventures are:				
Capital expenditure commitments	**135.5**	199.8	**32.0**	20.0
Minimum exploration commitments	**223.5**	245.5	**120.8**	82.1
Contingent liabilities	**18.5**	13.6	**9.0**	8.7

24. Notes to Statements of Cash Flows	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax				
Profit from ordinary activities after income tax	**322.1**	445.9	**172.4**	600.9
Add/(deduct) non-cash items:				
Depreciation, depletion and amortisation	**469.1**	421.3	**175.3**	158.4
Write-down of controlled entities	**–**	–	**10.2**	5.5
Write-down of exploration expenditure	**75.3**	3.8	**8.6**	3.8
Write-down of investment in listed shares	**2.3**	–	**2.3**	–
Net revenue on restructuring within the consolidated entity	**–**	–	**–**	(6.7)
Decrease in income taxes payable	**(38.6)**	(123.1)	**(8.3)**	(18.3)
Net increase in deferred tax asset and deferred tax liability	**17.0**	10.6	**9.2**	0.6
Capitalised interest	**(24.2)**	(17.1)	**(0.6)**	(0.8)
Foreign currency fluctuations	**25.0**	26.6	**(0.2)**	(1.1)
Net profit on sale of non-current assets	**(6.2)**	(0.4)	**(5.8)**	(0.1)
Net cash provided by operating activities before change in assets or liabilities	**841.8**	767.6	**363.1**	742.2
Add/(deduct) change in operating assets or liabilities net of acquisitions of businesses:				
Increase in receivables	**(24.8)**	(39.8)	**(25.3)**	(17.3)
Increase in inventories	**(13.7)**	(8.7)	**(10.5)**	(6.8)
Decrease in other assets	**4.6**	4.4	**2.8**	6.7
Increase/(decrease) in payables	**14.9**	(26.4)	**12.7**	(3.2)
(Decrease)/increase in provisions	**(2.0)**	19.7	**9.5**	(6.1)
Net cash provided by operating activities	**820.8**	716.8	**352.3**	715.5

25. Related Parties

The names of each person holding the position of Director of Santos Ltd during the financial year are:

BARNETT Peter Charles
CONROY Francis John
ELLICE-FLINT John Charles
GERLACH Stephen
McGREGOR Graeme William
O'LEARY Michael Anthony
SLOAN Judith
WEBBER Ian Ernest

Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions, the effects of which are eliminated on consolidation.

Details of related party transactions and amounts are set out in:

Note 2 as to dividends and interest received from controlled entities;
Note 4 as to interest paid to controlled entities;
Note 8 as to amounts owing by controlled entities;
Notes 15 and 16 as to amounts owing to controlled entities;
Note 16 as to guarantees by Santos Ltd of the financing facilities of controlled entities;
Note 17 as to non-executive Directors' retirement benefits;
Notes 13 and 22 as to investments in controlled entities;
Note 26 as to Directors' remuneration, including amounts paid or prescribed benefits given in respect of the retirement of Directors.

In addition:

(i) Agreements exist with the non-executive Directors providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. The amount provided for the year was $653,870 (2001: $791,820).

(ii) No shares were acquired by Directors and their director related entities during the financial year from the Company (2001: 750 reset convertible preference shares pursuant to general offering of those shares).

No shares were disposed of by Directors or their director related entities to the Company during the financial year (2001: 9,335 fully paid ordinary shares pursuant to the Company's off market share buy-back).

The aggregate number of shares and options held directly, indirectly or beneficially by Directors of Santos Ltd and their director related entities in Santos Ltd as at the end of the financial year was: 1,109,495 fully paid ordinary shares (2001: 1,101,995) including 1,000,000 Restricted Shares referred to in note 18; 3,000,000 options granted under the Santos Executive Share Option Plan (2001: 3,000,000); and 750 reset convertible preference shares (2001: 750).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

25. Related Parties (continued)

	Santos Ltd	
	2002	2001
	$million	$million
(iii) All amounts owing by or to controlled entities are for loans made on interest free terms for an indefinite period with the exception of:		
Amounts owing by controlled entities	**712.2**	781.2
Amounts owing to controlled entities	**1,492.6**	1,262.9

These loans were made in the ordinary course of business on normal market terms and conditions.

(iv) Mr J W McArdle, who retired as a Director on 14 July 2001, entered into a consultancy agreement with the Company on 7 September 2001 pursuant to which he will provide consultancy services to the consolidated entity for a period of two years following his retirement as an employee of the Company. The amount paid pursuant to this agreement during the financial year was $70,000 (2001: $nil).

(v) The spouse of a director of a Santos Group company is an employee of that company and each of those persons is also a director of another Santos Group company.

The transactions referred to in paragraphs (iv) to (v) occurred on terms no more favourable than would have been adopted if dealing at arm's length, do not have the potential to adversely affect decisions about the allocation of scarce resources and are trivial in nature.

	Consolidated		Santos Ltd	
	2002	2001	**2002**	2001
26. Executives' and Directors' Remuneration	**$000**	$000	**$000**	$000
(a) Executives				
Amounts received or receivable from Santos Ltd or its controlled entities by executive officers domiciled in Australia whose income is $100,000 or greater	**9,248**	10,793	**9,248**	10,793
Number of executive officers whose remuneration was within the following bands:				
$000	**No.**	No.	**No.**	No.
170 – 180	**1**	–	**1**	–
180 – 190	**–**	1	**–**	1
190 – 200	**–**	1	**–**	1
210 – 220	**–**	1	**–**	1
240 – 250	**–**	1	**–**	1
250 – 260	**1**	–	**1**	–
270 – 280	**1**	1	**1**	1
280 – 290	**1**	–	**1**	–
310 – 320	**–**	1	**–**	1
320 – 330	**5**	1	**5**	1
330 – 340	**1**	–	**1**	–
340 – 350	**1**	–	**1**	–
350 – 360	**2**	–	**2**	–
360 – 370	**–**	2	**–**	2
390 – 400	**–**	1	**–**	1
400 – 410	**1**	–	**1**	–
420 – 430	**1**	–	**1**	–
430 – 440	**1**	–	**1**	–
460 – 470	**1**	–	**1**	–
560 – 570	**–**	1	**–**	1
720 – 730	**1**	–	**1**	–
890 – 900	**–**	1	**–**	1
910 – 920	**–**	1	**–**	1
1,060 – 1,070	**–**	1	**–**	1
2,110 – 2,120	**–**	1	**–**	1
2,360 – 2,370	**–**	1	**–**	1
2,790 – 2,800	**1**	–	**1**	–

26. Executives' and Directors' Remuneration (continued)

(a) Executives (continued)

Executive Officers disclosed on page 62 are those persons within the consolidated entity who have responsibility for strategic direction and senior operational management.

Remuneration includes the notional value of options granted by the Company during the relevant year to certain Executive Officers. Options were granted pursuant to the Santos Executive Share Option Plan, details of which are described in note 18 to the financial statements. The options were valued by independent valuers using a modified Black-Scholes option valuation methodology as at the date of issue. These options are subject to Company performance hurdles and are only exercisable if these hurdles have been achieved.

Remuneration for 2002 does not include short-term components of remuneration packages which are being addressed in the form of a percentage base remuneration which is "at risk" against agreed performance criteria. Measurement against performance criteria for the financial year ended 31 December 2002 is yet to be determined for individual employees and accordingly the remuneration referred to in the table on page 62 does not include such short-term component. These will be included for the relevant Executive Officers in the financial year in which payment is made.

	Consolidated		Santos Ltd	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
(b) Directors				
Amounts received or receivable from Santos Ltd or its controlled entities by the Directors of Santos Ltd and Directors of each of its controlled entities	**5,306**	4,829	**3,634**	4,203

Number of Directors whose remuneration was within the following bands:

$000	**No.**	No.
70 – 80	–	1
80 – 90	3	5
90 – 100	3	1
190 – 200	–	1
300 – 310	1	–
1,060 – 1,070	–	1
2,360 – 2,370	–	1
2,790 – 2,800	1	–

	Consolidated		Santos Ltd	
	2002	2001	**2002**	2001
	$000	$000	**$000**	$000
(c) Retirement benefits				
Retirement benefits paid to Directors, in accordance with Directors' retirement arrangements previously approved by shareholders in a general meeting	–	882	–	882

27. Remuneration of Auditors

	Consolidated 2002	Consolidated 2001	Santos Ltd 2002	Santos Ltd 2001
Amounts received or due and receivable by the auditors of Santos Ltd for:				
External audit of financial reports	**618**	620	**416**	417
Internal audit services	**317**	307	**317**	307
Other services:				
Taxation services	**192**	167	**40**	39
Accounting advice and due diligence services for share buy-back and issue of preference shares	–	75	–	75
Due diligence services	**260**	106	–	–
Audit services in relation to insurance claim	**21**	24	**21**	24
Other	**77**	19	**55**	19
	1,485	1,318	**849**	881

Effective 31 December 2002, KPMG will no longer provide internal audit services to the Company.

28. Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic Segments

The consolidated entity operates primarily in Australia but also has international operations in the United States, Papua New Guinea and Indonesia.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

28. Segment Information (continued)

	Australia		International		Consolidated	
	2002 $million	2001 $million	**2002 $million**	2001 $million	**2002 $million**	2001 $million
Primary Reporting						
Geographic Segments						
Revenue						
Total segment revenue	**1,453.0**	1,468.8	**79.8**	83.0	**1,532.8**	1,551.8
Other unallocated revenue					**15.3**	10.0
Total Revenue					**1,548.1**	1,561.8
Results						
Earnings before interest and tax	**611.8**	695.6	**(48.5)**	14.9	**563.3**	710.5
Unallocated borrowing and corporate expenses					**(70.0)**	(82.9)
Profit from ordinary activities before income tax					**493.3**	627.6
Income tax expense					**(171.2)**	(181.7)
Net profit after income tax					**322.1**	445.9
Non-cash expenses						
Depreciation, depletion and amortisation	**413.1**	385.8	**47.9**	30.7	**461.0**	416.5
Unallocated corporate depreciation, depletion and amortisation					**8.1**	4.8
Total depreciation, depletion and amortisation					**469.1**	421.3
Write-down of oil and gas assets	**13.0**	3.8	**57.2**	–	**70.2**	3.8
Unallocated corporate write-down of oil and gas assets					**5.1**	–
Total write-down of oil and gas assets					**75.3**	3.8
Unallocated corporate write-down of listed investment					**2.3**	–
Total non-cash expenses					**546.7**	425.1
Acquisition of non-current assets						
Controlled entities	**–**	81.3	**153.2**	–	**153.2**	81.3
Oil and gas assets, property, plant and equipment	**564.8**	566.4	**158.4**	84.7	**723.2**	651.1
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					**37.7**	9.1
Total acquisition of non-current assets					**914.1**	741.5
Assets						
Segment assets	**4,402.8**	4,238.4	**735.0**	501.5	**5,137.8**	4,739.9
Unallocated corporate assets					**183.0**	308.8
Consolidated total assets					**5,320.8**	5,048.7
Liabilities						
Segment liabilities	**1,635.7**	1,432.8	**193.6**	328.9	**1,829.3**	1,761.7
Unallocated corporate liabilities					**627.6**	560.4
Consolidated total liabilities					**2,456.9**	2,322.1

Secondary Reporting

Business Segments

The consolidated entity operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

29. Commitments for Expenditure	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
The consolidated entity has the following commitments for expenditure:				
(a) Capital commitments				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial report:				
Due not later than one year	**125.0**	126.3	**32.0**	19.4
Due later than one year but not later than five years	**10.5**	73.5	**–**	0.6
	135.5	199.8	**32.0**	20.0
(b) Minimum exploration commitments				
Minimum exploration commitments for which no amounts have been provided in the financial report or capital commitments:				
Due not later than one year	**80.3**	75.6	**34.4**	19.2
Due later than one year but not later than five years	**143.2**	169.9	**86.4**	62.9
	223.5	245.5	**120.8**	82.1

The consolidated entity has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. The minimum exploration commitments are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.

	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
(c) Lease commitments				
Finance leases:				
Due not later than one year	**–**	12.9	**–**	–
Operating leases:				
Due not later than one year	**39.9**	46.6	**21.9**	25.2
Due later than one year but not later than five years	**79.6**	121.5	**46.2**	76.7
Due later than five years	**0.3**	3.9	**0.2**	3.5
Total commitments under operating leases	**119.8**	172.0	**68.3**	105.4

30. Superannuation Commitments

Santos Ltd and certain controlled entities participate in a number of superannuation funds and pension plans in Australia and the United States of America. From 1 February 2002, three of the more significant employee benefit plans were combined into a single plan which provides benefits either on a defined benefit or cash accumulation basis for employees or their dependants on retirement, resignation, total or permanent disablement or death. The employers and employee members make contributions as specified in the rules of the plan.

In the case of the defined benefit component of the combined plan, employee contributions are based on the advice of the plan's actuary. An actuarial assessment of the plan was undertaken as at 1 February 2002. The actuary concluded that the benefits payable in the event of the plan's termination or the voluntary or compulsory termination of employment of each employee who is a member of the plan exceeded the assets of the plan by $2.5 million. Based on the advice of the actuary, the Company has increased its rate of contributions with a view to eliminating the deficiency over three years.

The following is a review of the Santos Superannuation Plan:

Type of benefit	Defined benefits and cash accumulation
Basis of contributions	Percentage of member's salary contributed by member and employer. The employer's percentage reflects the amount to provide an accumulation and the amount recommended by the actuary to provide the defined benefit.
Employer's legal obligation to contribute	Enforceable subject to right to cease contributions on written notice to the Trustee.
Last actuarial assessment:	1 February 2002
Date issued	20 December 2002
Name of valuer and qualifications	Jonathon Charles Holbrook BEc BSc FIAA

30. Superannuation Commitments (continued)

The Santos Superannuation Plan has employee accrued benefits and assets as follows:

	As at 1 Feb 2002 $million
Net market value of assets	177.2
Less present value of employees' accrued benefits as determined by actuarial assessment as at 1 February 2002	(176.1)
Excess	1.1

Vested benefits at 1 February 2002 were $179.7 million.

31. Contingent Liabilities

	Consolidated		Santos Ltd	
	2002 $million	2001 $million	2002 $million	2001 $million
Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of:				
Performance guarantees	9.1	7.9	6.1	5.6
Claims, litigation and proceedings	9.4	5.7	2.9	3.1
	18.5	13.6	9.0	8.7

Legal advice in relation to the claims, litigation and proceedings referred to above indicates that on the basis of available information, liability in respect of these claims is unlikely to exceed $1.7 million on a consolidated basis.

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 16.

A number of the Australian interests of the consolidated entity are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the consolidated entity's asset base. The decision of the High Court of Australia in the "Wik" case has the potential to introduce delay in the grant of mineral and petroleum tenements and consequently to impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues and on final resolution of the response of the States to the Commonwealth Native Title Amendment Act, 1998.

32. Additional Financial Instruments Disclosure

The consolidated entity uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives used are forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and options, commodity crude oil price swap and option contracts and natural gas swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The consolidated entity does not trade in derivative financial instruments for speculative purposes.

(a) Foreign exchange risk exposure

The consolidated entity is exposed to foreign exchange risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar capital expenditure. In order to hedge this foreign exchange risk, the consolidated entity has from time to time entered into forward foreign exchange and foreign currency option contracts.

At 31 December 2002 the consolidated entity has open foreign currency option contracts with settlement/expiry dates up to 13 months. If closed out at balance date these contracts would have resulted in a gain of $1.0 million (2001: $1.8 million loss) that has been deferred for inclusion as part of the underlying future sales transaction.

US dollar denominated borrowings (2002: US$692.0 million) are either swapped into Australian dollar exposure (2002: US$223.0 million) or designated as a hedge of US dollar denominated investments in self-sustaining overseas controlled entities (2002: US$259.0 million) or as a hedge of future US denominated sales revenues (2002: US$210.0 million). As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the statements of financial performance in 2002. Accordingly, $29.2 million of unrealised foreign currency losses were deferred as at 31 December 2002 (2001: $93.9 million). The ultimate foreign currency gains or losses will be included in the measurement of the specific hedged US dollar denominated sales revenues to be realised in the years 2003 through 2005.

32. Additional Financial Instruments Disclosure (continued)

(a) Foreign exchange risk exposure (continued)

The Australian dollar equivalents of foreign currency monetary items included in the statements of financial position to the extent that they are not effectively hedged are:

	Consolidated 2002 $million	Consolidated 2001 $million	Santos Ltd 2002 $million	Santos Ltd 2001 $million
Current assets – United States dollars	**90.6**	69.1	**37.4**	7.5
Current liabilities – United States dollars	**13.4**	20.7	**–**	–

(b) Interest rate risk exposure

The consolidated entity enters into interest rate swap contracts with maturities up to 20 years to manage interest rate risk.

At 31 December 2002 the consolidated entity has open interest rate swap contracts which if closed out would have resulted in a gain of $126.0 million (2001: $49.4 million gain).

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rates for classes of interest-bearing financial assets and financial liabilities is set out below:

	note	Weighted average interest rate*	Floating interest rate $million	Fixed interest repriced or maturing in: 1 year or less $million	Over 1 to 5 years $million	More than 5 years $million	Non interest-bearing $million	Total $million
31 December 2002								
Financial assets								
Cash		**4.15%**	**84.8**	**–**	**–**	**–**	**–**	**84.8**
Receivables	8	**N/A**	**–**	**–**	**–**	**–**	**280.1**	**280.1**
Other financial assets	13	**N/A**	**–**	**–**	**–**	**–**	**32.7**	**32.7**
			84.8	**–**	**–**	**–**	**312.8**	**397.6**
Financial liabilities								
Payables	15	**N/A**	**–**	**–**	**–**	**–**	**321.8**	**321.8**
Deferred income		**N/A**	**–**	**–**	**–**	**–**	**36.7**	**36.7**
Interest-bearing liabilities	16	**5.14%**	**–**	**66.0**	**301.9**	**879.8**	**–**	**1,247.7**
			–	**66.0**	**301.9**	**879.8**	**358.5**	**1,606.2**
Interest rate swaps**			**–**	**764.2**	**(160.7)**	**(603.5)**	**–**	**–**
31 December 2001								
Financial assets								
Cash		3.85%	106.3	–	–	–	–	106.3
Receivables	8	N/A	–	–	–	–	266.6	266.6
Other financial assets	13	N/A	–	–	–	–	35.0	35.0
			106.3	–	–	–	301.6	407.9
Financial liabilities								
Payables	15	N/A	–	–	–	–	242.5	242.5
Deferred income		N/A	–	–	–	–	43.1	43.1
Interest-bearing liabilities	16	5.21%	12.9	361.9	201.0	591.3	–	1,167.1
			12.9	361.9	201.0	591.3	285.6	1,452.7
Interest rate swaps**			–	530.3	(129.1)	(401.2)	–	–

* after incorporating the effect of interest rate swaps

** notional principal amounts

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

32. Additional Financial Instruments Disclosure (continued)

(c) Commodity price risk exposure

The consolidated entity is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The consolidated entity enters into commodity crude oil price swap and option contracts and natural gas swap and option contracts to manage its commodity price risk.

At 31 December 2002 the consolidated entity has open oil price swap contracts and natural gas option contracts with settlement expiry dates up to 12 months. If closed out at balance date these contracts would have resulted in a loss of $9.4 million (2001: $nil).

(d) Credit risk exposure

Credit risk represents the potential financial loss if counterparties fail to perform as contracted.

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statements of financial position is indicated by the carrying amount.

The credit risk on off-balance sheet derivatives is the cost of replacing the contract if the counterparty were to default and is measured by their market value at balance date. As at 31 December 2002, counterparty default of forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts, oil price swap contracts, natural gas swap and option contracts and interest rate swap contracts would result in a loss of $121.2 million (2001: $52.3 million loss).

The consolidated entity controls credit risk on derivative financial instruments by setting exposure limits related to the credit worthiness of counterparties, all of which are selected banks or institutions with a Standard and Poor's rating of A or better.

(e) Net fair values of financial assets and liabilities

The carrying amounts of all financial assets and liabilities including hedges approximate net fair value.

At 31 December 2002 the consolidated entity has open derivative financial instruments contracts relating to future operating profit which if closed out at their market rates would have resulted in a gain of $117.6 million (2001: $47.6 million gain).

33. Economic Dependency

There are in existence long-term contracts for the sale of gas, but otherwise the Directors believe there is no economic dependency.

DIRECTORS' DECLARATION

for the year ended 31 December 2002

In the opinion of the Directors of Santos Ltd:

(a) the financial statements and notes, set out on pages 42 to 68, are in accordance with the Corporations Act 2001, including:

    (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

    (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 19th day of February 2003.

Signed in accordance with a resolution of the Directors:

Director

Director

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF SANTOS LTD

Scope

We have audited the financial report of Santos Ltd for the financial year ended 31 December 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 33, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Santos Ltd is in accordance with:

(a) the Corporations Act 2001, including:

    (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2002 and of their performance for the financial year ended on that date; and

    (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Peter A Jovic
Partner
Adelaide
19 February 2003

STOCK EXCHANGE AND SHAREHOLDER INFORMATION

Listed on Australian Stock Exchange at 18 February 2003 were 582,774,493 fully paid ordinary shares and 3,500,000 reset convertible preference shares. Unlisted were 144,500 partly paid Plan 0 shares, 122,250 partly paid Plan 2 shares and 57,800 fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan ('SESPP'). There were: 85,716 holders of all classes of issued ordinary shares (including 17 holders of Plan 0 shares; 15 holders of Plan 2 shares; and 88 holders of SESPP shares) compared with 89,169 a year earlier; 16,905 holders of reset convertible preference shares (last year 16,512); and 35 holders of the 7,090,000 options granted pursuant to the Santos Executive Share Option Plan.

The listed issued ordinary shares plus the ordinary shares issued pursuant to SESPP represent all of the voting power in Santos. The holdings of the 20 largest holders of ordinary shares represent 48.35% of the total voting power in Santos (last year 45.50%) and the holdings of the 20 largest holders of reset convertible preference shares represent 28.23% of the issued reset convertible preference shares (last year 37.19%).

The 20 largest shareholders of fully paid ordinary shares in Santos as shown in the Company's Register of Members at 18 February 2003 were:

Name	Number of fully paid ordinary shares	%
National Nominees Limited	83,594,346	14.34
J P Morgan Nominees Australia Limited	45,191,152	7.75
Westpac Custodian Nominees Limited	36,827,487	6.32
HSBC Custody Nominees (Australia) Limited	15,265,086	2.62
RBC Global Services Australia Nominees Pty Limited	14,844,560	2.55
Westpac Custodian Nominees Limited (ADR Account)	11,031,866	1.89
Citicorp Nominees Pty Limited	9,925,468	1.70
AMP Life Limited	9,258,028	1.59
Commonwealth Custodial Services Limited	8,904,325	1.53
MLC Limited	7,666,603	1.32
ANZ Nominees Limited	6,976,116	1.20
Cogent Nominees Pty Limited	6,240,995	1.07
Queensland Investment Corporation	5,987,660	1.03
Government Superannuation Office (State Super Fund A/c)	4,011,805	0.69
Merrill Lynch (Australia) Nominees Pty Ltd	3,732,776	0.64
Australian Foundation Investment Company Limited (Investment Portfolio A/c)	3,189,289	0.55
RBC Global Services Australia Nominees Pty Limited (Pipooled A/c)	2,975,754	0.51
Transport Accident Commission	2,523,842	0.43
Victorian Workcover Authority	2,093,133	0.36
PSS Board	1,506,639	0.26
Total	281,746,930	48.35

Analysis of Shares - range of shares held

	Fully paid ordinary shares (Holders)	% of holders	% of shares held	Reset convertible preference shares (Holders)	% of holders	% of shares held
1-1,000	29,535	34.47	3.06	16,757	99.13	62.30
1,001-5,000	44,306	51.71	18.57	119	0.70	7.40
5,001-10,000	7,846	9.15	9.67	14	0.08	3.51
10,001-100,000	3,845	4.49	13.32	13	0.08	13.90
100,001 and over	152	0.18	55.38	2	0.01	12.89
Total	85,684	100.00	100.00	16,905	100.00	100.00
Less than a marketable parcel of $500	1,411			1		

The 20 largest shareholders of reset convertible preference shares in Santos as shown in the Company's Register of Members at 18 February 2003 were:

Name	Number of reset convertible preference shares	%
Commonwealth Custodial Services Limited	276,107	7.89
Australian Foundation Investment Company Limited (Investment Portfolio A/c)	175,000	5.00
The National Mutual Life Association of Australasia Limited	90,000	2.57
Share Direct Nominees Pty Ltd (Structured Equities Inv A/c)	88,338	2.52
Questor Financial Services Limited (TPS RF A/c)	49,519	1.41
Merrill Lynch (Australia) Nominees Pty Ltd	47,397	1.35
RBC Global Services Australia Nominees Pty Limited (JBENIP A/c)	47,171	1.35
Westpac Custodian Nominees Limited	45,370	1.30
Djerriwarrh Investments Limited (Investment Portfolio A/c)	35,000	1.00
Kaplan Equity Limited	20,000	0.57
Tower Trust Limited	17,726	0.51
Besen Family Superannuation Fund Pty Ltd	14,000	0.40
UBS Warburg Private Clients Nominees Pty Ltd	10,934	0.31
Permanent Trustee Company Limited (KAP0004 A/c)	10,500	0.30
RBC Global Services Australia Nominees Pty Limited (Flexiplan A/c)	10,451	0.30
Argo Investments Limited	10,000	0.29
Bayeux Capital Pty Ltd	10,000	0.29
Brencorp No 11 Pty Limited	10,000	0.29
Brencorp Pty Limited (Brencorp Foundation A/c)	10,000	0.29
Permanent Trustee Company Limited (CNA0017 A/c)	10,000	0.29
Total	987,513	28.23

Substantial Shareholders, as at 18 February 2003, as disclosed by notices received by the Company:

Name	No. of voting shares held
Maple-Brown Abbott Limited	57,898,446

For Directors' Shareholdings see Directors' Statutory Report as set out on page 38 of this Annual Report.

Voting Rights

Every member present in person or by an attorney, a proxy or a representative shall on a show of hands, have one vote and upon a poll, one vote for every fully paid ordinary share held. Pursuant to the Rules of the Santos Executive Share Plan, Plan 2 and Plan 0 shares do not carry any voting rights except on a proposal to vary the rights attached to Plan shares.

Holders of reset convertible preference shares ("Preference Shares") do not have voting rights at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

  (1) to reduce the share capital of the Company;

  (2) that affects rights attached to the Preference Shares;

  (3) to wind up the Company; or

  (4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend on the Preference Shares is in arrears; or

(d) during the winding up of the Company.

INFORMATION FOR SHAREHOLDERS

NOTICE OF MEETING

The Annual General Meeting of Santos Ltd will be held in the Auditorium at The Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Wednesday 30 April 2003 at 11.00 am.

FINAL DIVIDEND

The 2002 final ordinary dividend will be paid on 31 March 2003 to shareholders registered in the books of the Company at the close of business on 7 March 2003 in respect of fully paid shares held at record date.

STOCK EXCHANGE LISTING

Santos Ltd. Incorporated in Adelaide, South Australia on 18 March 1954. Quoted on the official list of the Australian Stock Exchange Ltd (ordinary shares code STO; preference shares code STOPA) and the New Zealand Stock Exchange Ltd.

AMERICAN DEPOSITORY RECEIPTS

Santos American Depository Receipts issued by Morgan Guaranty in the USA are sponsored and are quoted on the Nasdaq system in the USA (code STOSY).

DIRECTORS

S Gerlach (Chairman), J C Ellice-Flint (Managing Director), P C Barnett, F J Conroy, G W McGregor, M A O'Leary, J Sloan, I E Webber.

SECRETARY

M G Roberts.

CHANGE OF SHAREHOLDER DETAILS

Issuer Sponsored Shareholders wishing to update their details must notify the Share Registry in writing. The relevant shareholder forms can be obtained from the Share Registrar or via the Shareholder Services section of the Santos website, www.santos.com. Forms are available to advise the Company of changes relating to:

- change of address
- direct crediting of dividends
- Tax File Number and Australian Business Number
- removal from annual report mailing list.

INVESTOR INFORMATION AND SERVICES

Santos website

A wide range of information for investors is available from Santos' website, www.santos.com, including:

- Annual Reports
- Full Year and Interim Reports and Presentations
- Press Releases
- Quarterly Activities Reports
- Weekly Drilling Summaries.

Comprehensive archives of these materials dating back to 1997 are available on the Santos website.

Other investor information available on the Santos website includes:

- open briefings with Corporate File – an ASX-endorsed online briefing service
- live and archived webcasts of investor briefings
- an e-mail alert facility where shareholders and other interested parties can register to be notified, free of charge, of Santos' press releases via e-mail.

The Shareholder Services section of the Santos website provides shareholder forms to assist shareholders to manage their holdings, as well as a full history of Santos' dividend payments and equity issues.

Santos' website also provides an online Conversion Calculator, which instantly computes equivalent values of the most common units of measurement in the oil and gas industry.

Publications

The Annual Report is the major source of printed information about Santos. Printed copies of the Annual Report are available from the Share Registrar or Investor Relations.

SHAREHOLDER ENQUIRIES

Enquiries about shareholdings should be directed to:

Share Registrar, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001. Telephone: (08) 8218 5111.
E-mail: share.register@santos.com

Investor information, other than that relating to a shareholding, can be obtained from:

Investor Relations, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001. Telephone: (08) 8218 5111.
E-mail: investor.relations@santos.com

Electronic enquiries can also be submitted through the Contact Us section of the Santos website, www.santos.com.

SHAREHOLDERS' CALENDAR

2002 full year results announcement	19 February 2003
Ex-dividend date for 2002 full year dividend	3 March 2003
Record date for 2002 full year dividend	7 March 2003
Payment date for 2002 full year dividend	31 March 2003
Annual General Meeting	30 April 2003
Half year end	30 June 2003
2003 interim results announcement	20 August 2003
Full year end	31 December 2003

QUARTERLY REPORTING CALENDAR

2003 First Quarter Activities Report	23 April 2003
2003 Second Quarter Activities Report	30 July 2003
2003 Third Quarter Activities Report	29 October 2003
2003 Fourth Quarter Activities Report	28 January 2004

GLOSSARY

barrel/bbl
The standard unit of measurement for all production and sales. One barrel equals 159 litres or 35 imperial gallons.

bcf
Billion cubic feet, a billion defined as 10^9, on average 1 bcf of sales gas = 1.055 petajoules.

boe
Barrels of oil equivalent. The factor used by Santos to convert volumes of different hydrocarbon production to barrels of oil equivalent.

bopd
Barrels of oil per day.

contingent resources
Those quantities of hydrocarbons which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable. Contingent resources may be of a significant size, but still have constraints to development. These constraints, preventing the booking of reserves, may relate to lack of gas marketing arrangements or to technical, environmental or political barriers.

the Company
Santos Ltd and its subsidiaries.

D, D & A
Depreciation, depletion and amortisation of building, plant and equipment, exploration and development expenditure.

delineation well
Comprises two categories: near-field exploration wells and appraisal wells. Near-field exploration wells are wells located near existing fields/discoveries and have a higher expectation of success than wildcat exploration wells. These wells test independent structures or traps and have a higher risk of failure than appraisal or development wells. An appraisal well is a well drilled for the purpose of identifying extensions to known fields or discoveries.

development well
Wells designed to produce hydrocarbons from a gas or oil field within a proven productive reservoir defined by exploration or appraisal drilling.

EBIT
Earnings before interest and tax.

EBITDA
Earnings before interest and tax, depreciation, depletion and amortisation of building, plant and equipment, exploration and development expenditure and amortisation of goodwill.

hydrocarbons
Solid, liquid or gas compounds of the elements hydrogen and carbon.

LNG
Liquefied natural gas.

LPG
Liquefied petroleum gas, the name given to propane and butane in their liquid state.

mbbls
Thousand barrels.

mean resource potential
The average of the range of recoverable resources.

mmbbls
Million barrels.

mmboe
Million barrels of oil equivalent.

mmscfd
Million standard cubic feet per day.

petroleum liquids
Crude oil, condensate, or its derivative naphtha, and the liquefied petroleum gases propane and butane.

PJ
Petajoules. Joules are the metric measurement unit for energy. A petajoule is equal to 1 joule x 10^{15}. The equivalent imperial measure to joules is British Thermal Units (BTU). One kilojoule = 0.9478 BTU.

Proven reserves (1P)
Proven reserves (1P) are those reserves that, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these reserves.

Proven and Probable reserves (2P)
Proven and Probable reserves (2P) are those reserves that analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that reserves recovered will exceed Proven and Probable reserves.

Proven, Probable and Possible reserves (3P)
Proven, Probable and Possible reserves (3P) are those reserves that, to a low degree of certainty (10% confidence), are recoverable. There is relatively high risk associated with these reserves.

PSC
Production sharing contract.

resource potential
Resource potential refers to those quantities of petroleum yet to be discovered. It may refer to single opportunities or a group of opportunities.

ROAE
Return on average equity.

ROACE
Return on average capital employed.

Santos
Santos Ltd and its subsidiaries.

seismic survey
A survey used to gain an understanding of rock formations beneath the earth's surface.

tcf
Trillion cubic feet.

TJ
Terajoules. Joules are the metric measurement unit for energy. A terajoule is equal to 1 joule x 10^{12}.

total recordable case frequency rate (TRCFR)
A statistical measure of safety performance. Total recordable case frequency rate is calculated as the total number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked. A lost time injury is a work-related injury or illness that results, or would result, in a permanent disability or time lost of one complete shift or day or more any time after the injury or illness. A medical treatment injury is a work-related injury or illness, other than a lost time injury, where the injury is serious enough to require more than minor first aid treatment. Santos classifies injuries that result in modified duties as medical treatment injuries.

wildcat exploration
Exploration wells testing new play concepts or structures distanced from current fields.

Conversion
crude oil 1 barrel = 1 boe
sales gas 1 petajoule = 171.937 boe x 10^3
condensate/naptha 1 barrel = 0.935 boe
LPG 1 tonne = 8.458 boe
For a comprehensive online conversion calculator tool, visit the Santos website, www.santos.com.

BUILDING VALUE FOR ALL OUR STAKEHOLDERS

Santos is a major Australian oil and gas exploration and production company with assets of over $5 billion and 2002 annual production of 57.3 million barrels of oil equivalent.

Santos is the largest producer of gas for the Australian market, supplying gas to all mainland Australian states and territories, and selling oil and liquids to a number of domestic and international customers.

The core of Santos' business is a majority working interest in the Cooper/Eromanga Basins oil and gas fields located in central Australia. Santos also has exploration or production interests in every major Australian petroleum province as well as in Indonesia, Papua New Guinea and the USA.

REGISTERED AND HEAD OFFICE

Level 29, Santos House
91 King William Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone (08) 8218 5111
Facsimile (08) 8218 5274

SHARE REGISTER

Level 29, Santos House
91 King William Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone (08) 8218 5111
Facsimile (08) 8218 5950

OFFICES

Brisbane

Level 14, Santos House
60 Edward Street
Brisbane, Queensland 4000
Telephone (07) 3228 6666
Facsimile (07) 3228 6920

Perth

Level 28, Forrest Centre
221 St Georges Terrace
Perth, Western Australia 6000
Telephone (08) 9460 8900
Facsimile (08) 9460 8971

Port Bonython

PO Box 344
Whyalla, South Australia 5600
Telephone (08) 8640 3100
Facsimile (08) 8640 3200

United States of America

Santos USA Corp.
10111 Richmond Avenue, Suite 500
Houston, Texas 77042 USA
Telephone (1-713) 986 1700
Facsimile (1-713) 986 4200

Papua New Guinea

Barracuda Limited
Level 8, Pacific Place
Cnr Champion Parade
and Musgrave Street
Port Moresby, PNG
Telephone (675) 321 2633
Facsimile (675) 321 2847

Representative office of Santos Asia Pacific Pty Ltd in Jakarta

Level 9, Ratu Plaza Office Tower
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
PO Box 6621, JKS GN
Jakarta 12060 Indonesia
Telephone (62-21) 270 0410
Facsimile (62-21) 720 4503

USEFUL E-MAIL CONTACTS

Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

WEBSITE

www.santos.com

Cover photographs:

Top left: Glen Bryan, Maintenance Supervisor, Moomba. Top right: Maria Psevdos, Intranet Content Administrator, Knowledge Team. Centre left: Joe Gande, Land and Community Relations Officer, Papua New Guinea. Centre right: Lara Kayess, Facilities Engineer. Bottom left: Garry Humphries, Unit Controller, Moomba Control Room. Bottom right: Anthony Western, Senior Petroleum Engineer, Corporate Development.

Santos